





Low-Cost Leadership.
Strong Returns.

2024 Annual Report

Headquartered in Midland, Texas, Permian Resources is an independent oil and natural gas company focused on driving peer-leading returns through the acquisition, optimization and development of high-return oil and natural gas properties. The Company's assets are located in the Permian Basin, with a concentration in the core of the Delaware Basin. Through its approximately 450,000 net acres in West Texas and Southeast New Mexico, Permian Resources is the second-largest Permian Basin pure-play E&P. Permian Resources is listed on the NYSE as PR.

Area of Operations



New Mexico

Texas

DELAWARE BASIN

MIDLAND BASIN

PERMIAN BASIN

Operating Areas

Our Mission

To deliver leading shareholder returns by leveraging our high-quality asset base, low-cost leadership and technical expertise to responsibly develop our oil and natural gas resources to meet the world's need for affordable, abundant energy.

Our Vision

To be the leading independent oil and gas operator in the Delaware Basin; respected by industry peers for our commitment to operational excellence; trusted by shareholders for our track record of operational execution, disciplined capital allocation and focus on cash-on-cash returns; and admired by all for our commitment to our employees, partners, communities and the environment.

~450,000

NET ACRES IN THE PERMIAN BASIN

~370MBoe/d

FY'25E PRODUCTION

15+ Years

HIGH-QUALITY INVENTORY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-37697

PERMIAN RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**47-5381253**
(State of Incorporation)	(I.R.S. Employer Identification No.)

300 N. Marienfeld St., Suite 1000

Midland, Texas 79701

(Registrant's telephone number, including area code): (432) 695-4222

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	PR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. (See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act).

Large accelerated filer	Accelerated filer	Non-accelerated filer	Smaller reporting company	Emerging growth company
☒	☐	☐	☐	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $9,949,142,920 based on the closing price of the shares of common stock on that date. While shares of Class C Common Stock are not listed for public trading, they are exchangeable for shares of Class A Common Stock at any time on a share-for-share basis, and the calculation of aggregate market value assumes all outstanding shares of Class C Common Stock were exchanged for Class A Common Stock as of June 28, 2024.

As of February 21, 2025, there were 703,899,117 shares of Class A Common Stock, par value $0.0001 per share, outstanding and 99,599,640 shares of Class C Common Stock , par value $0.0001 per share, outstanding.

Documents Incorporated by Reference:

Portions of the registrant's definitive proxy statement for its 2025 Annual Meeting of Stockholders, which will be filed with the United States Securities and Exchange Commission within 120 days of December 31, 2024, are incorporated by reference into Part III of this Form 10-K for the year ended December 31, 2024.

TABLE OF CONTENTS

GLOSSARY OF UNITS OF MEASUREMENTS AND INDUSTRY TERMS

The following are abbreviations and definitions of certain terms used in this Annual Report on Form 10-K, which are commonly used in the oil and natural gas industry:

Bbl. One stock tank barrel of 42 U.S. gallons liquid volume used herein in reference to crude oil, condensate or NGLs.

Bbl/d. One Bbl per day.

Boe. One barrel of oil equivalent, calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Bbl of oil. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Boe/d. One Boe per day.

Btu. One British thermal unit, which is the quantity of heat required to raise the temperature of a one-pound mass of water by one-degree Fahrenheit.

Completion. The process of preparing an oil and gas wellbore for production through the installation of permanent production equipment, as well as perforation and fracture stimulation to initiate production.

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil or natural gas from an established spot market price to reflect differences in the quality, gathering, processing and transportation fees and location of oil or natural gas.

Exploratory well. A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir.

Extension well. A well drilled to extend the limits of a known reservoir.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

Formation. A layer of rock which has distinct characteristics that differs from nearby rock.

Henry Hub price. A natural gas benchmark price quoted at settlement date average.

Horizontal drilling. A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

ICE Brent. Brent crude oil traded on the Intercontinental Exchange, Inc. (ICE).

MBbl. One thousand barrels of crude oil, condensate or NGLs.

MBoe. One thousand Boe.

Mcf. One thousand cubic feet of natural gas.

Mcf/d. One Mcf per day.

MMBtu. One million British thermal units.

MMcf. One million cubic feet of natural gas.

NGL. Natural gas liquids. These are naturally occurring substances found in natural gas, including ethane, butane, isobutane, propane and natural gasoline, that can be collectively removed from produced natural gas, separated in these substances and sold.

NYMEX. The New York Mercantile Exchange.

NYSE. The New York Stock Exchange.

Operator. The individual or company responsible for the development and/or production of an oil or natural gas well or lease.

Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

Proved reserves. The estimated quantities of oil, NGLs and natural gas that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves or PUD. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.

Realized price. The cash market price less differentials.

Reserves. Estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Royalty interest. An interest in an oil or gas property entitling the owner to shares of the production free of costs of exploration, development and production operations.

SOFR. Secured Overnight Funding Rate.

Spot market price. The cash market price without reduction for expected quality, location, transportation and demand adjustments.

Unproved reserves. Reserves attributable to unproved properties with no proved reserves.

Waha Hub price. A natural gas benchmark price in West Texas.

Wellbore. The hole drilled by a drill bit that is equipped for oil and natural gas production once the well has been completed. Also called well or borehole.

Working interest. The interest in an oil and gas property (typically a leasehold interest) that gives the owner the right to drill, produce and conduct operations on the property and to a share of production, subject to all royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

Workover. Operations on a producing well to restore or increase production.

WTI. West Texas Intermediate is a grade of crude oil used as a benchmark in oil pricing.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Annual Report"), includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical fact included in this Annual Report, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report, the words "could," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," "goal," "plan," "target" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in *Item 1A. Risk Factors* in this Annual Report.

Forward-looking statements may include statements about:

- volatility of oil, natural gas and NGL prices or a prolonged period of low oil, natural gas or NGL prices and the effects of actions by, or disputes among or between, members of the Organization of Petroleum Exporting Countries ("OPEC"), such as Saudi Arabia, and other oil and natural gas producing countries, such as Russia, with respect to production levels or other matters related to the price of oil, natural gas and NGLs;

- political and economic conditions and events in or affecting other producing regions or countries, including the Middle East, Russia, Eastern Europe, Africa and South America;

- our business strategy and future drilling plans;

- our reserves and our ability to replace the reserves we produce through drilling and property acquisitions;

- our drilling prospects, inventories, projects and programs;

- our financial strategy, return of capital program, leverage, liquidity and capital required for our development program;

- our realized oil, natural gas and NGL prices;

- the timing and amount of our future production of oil, natural gas and NGLs;

- our ability to identify, complete and effectively integrate acquisitions of properties or businesses;

- our hedging strategy and results;

- our competition;

- our ability to obtain permits and governmental approvals;

- our compliance with government regulations, including those related to climate change as well as environmental, health and safety regulations and liabilities thereunder;

- our pending legal matters;

- the marketing and transportation of our oil, natural gas and NGLs;

- our leasehold or business acquisitions;

- cost of developing or operating our properties;

- our anticipated rate of return;

- general economic conditions;

- weather conditions in the areas where we operate;

- credit markets;

- our ability to make dividends, distributions and share repurchases;

- uncertainty regarding our future operating results; and

- our plans, objectives, expectations and intentions contained in this Annual Report that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the exploration for and development, production, gathering and sale of oil, natural gas and NGLs. Factors which could cause our actual results to differ materially from the results contemplated by forward-looking statements include, but are not limited to:

- commodity price volatility (including regional basis differentials);

- uncertainty inherent in estimating oil, natural gas and NGL reserves, including the impact of commodity price declines on the economic producibility of such reserves, and in projecting future rates of production;

- geographic concentration of our operations;

- lack of availability of drilling and production equipment and services;

- lack of transportation and storage capacity as a result of oversupply, government regulations or other factors;

- risks related to our recent acquisitions, including the risk that we may fail to integrate such acquisitions on the terms and timing currently contemplated, or at all, and/or to realize our strategy and plans to achieve the expected benefits of such acquisitions;

- competition in the oil and natural gas industry for assets, materials, qualified personnel and capital;

- drilling and other operating risks;

- environmental and climate related risks, including seasonal weather conditions;

- regulatory changes, including those that may result from the U.S. Supreme Court's decision overturning the Chevron deference doctrine and that may impact environmental, energy, and natural resources regulation;

- the possibility that the industry in which we operate may be subject to new or volatile local, state, and federal or legislative actions (including additional taxes and changes in environmental, health, and safety regulation and regulations related to climate change) as a result of developing national and/or global efforts to address climate change;

- restrictions on the use of water, including limits on the use of produced water and potential restrictions on the availability to water disposal facilities;

- availability to cash flow and access to capital;

- inflation;

- changes in our credit ratings or adverse changes in interest rates;

- changes in the financial strength of counterparties to our credit agreement and hedging contracts;

- the timing of development expenditures;

- political and economic conditions and events in foreign oil and natural gas producing countries, including embargoes, continued hostilities in the Middle East and other sustained military campaigns, including the conflict in Israel and its surrounding areas, the war in Ukraine and associated economic sanctions on Russia, conditions in South America, Central America, China and Russia, and acts of terrorism or sabotage;

- changes in local, regional, national, and international economic conditions;

- security threats, including evolving cybersecurity risks such as those involving unauthorized access, denial-of-service attacks, third-party service provider failures, malicious software, data privacy breaches by employees, insiders or other with authorized access, cyber or phishing-attacks, ransomware, social engineering, physical breaches or other actions; and

- the other risks described in this Annual Report.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas that are ultimately recovered.

Should one or more of the risks or uncertainties described in this Annual Report occur, or should any underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this Annual Report are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Annual Report.

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business, financial condition and results of operations. Refer to *Risk Factors* under Part I, Item 1A of this Annual Report for a more detailed description of each risk factor.

Risks Related to Commodity Prices
- Commodity prices are volatile, and a sustained period of low commodity prices for oil, natural gas and NGLs could adversely affect our business, financial condition and results of operations.
- If commodity prices decrease to a level such that our future undiscounted cash flows from our properties are less than their carrying value, we may be required to take write-downs of the carrying values of our properties.

Risks Related to Our Reserves, Leases and Drilling Locations
- Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.
- Unless we replace our reserves with new reserves and develop those reserves, our reserves and production will decline, which would adversely affect our future cash flows and results of operations.
- Our use of seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results of our drilling operations.
- The development of our estimated PUDs may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated PUDs may not be ultimately developed or produced.
- Certain of our undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage, the primary term is extended through continuous drilling provisions or the leases are renewed.
- Our identified drilling locations are scheduled out over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.
- Properties that we decide to drill may not yield oil or natural gas in commercially viable quantities.

Risks Related to Our Operations
- Our development and acquisition projects require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our ability to access or grow production and reserves.
- Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations. Additionally, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.
- Many of our properties are in areas that may have been partially depleted or drained by offset wells and certain of our wells may be adversely affected by actions other operators may take when drilling, completing, or operating wells that they own.
- Part of our strategy involves using some of the latest available horizontal drilling and completion techniques, which involve risks and uncertainties in their application.
- Our operations are substantially dependent on the availability of water. Restrictions on our ability to obtain water may have an adverse effect on our financial condition, results of operations and cash flows.
- Our ability to produce crude oil, natural gas and NGLs economically and in commercial quantities could be impaired if we are unable to recycle or dispose of the produced water we produce in an economical and environmentally safe manner.
- Our producing properties are concentrated in the Permian Basin, making us vulnerable to risks associated with operating in a single geographic area.
- The marketability of our production is dependent upon transportation and other facilities, most of which we do not control. If these facilities are unavailable, or if we are unable to access these facilities on commercially reasonable terms, our operations could be interrupted and our revenues reduced.
- We have entered into multi-year agreements with some of our suppliers, service providers and the purchasers of our oil and natural gas, which contain minimum volume commitments. Any failure by us to satisfy the minimum volume commitments could lead to contractual penalties that could adversely affect our results of operations and financial position.
- The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our development plans within our budget and on a timely basis.
- We could experience periods of higher costs if commodity prices rise. These increases could reduce our profitability, cash flow and ability to complete development activities as planned.

- We depend upon a small number of significant purchasers for the sale of most of our oil, natural gas and NGL production.
- We may incur losses as a result of title defects in the properties in which we invest.
- Multi-well pad drilling may result in volatility in our operating results.
- We may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may disrupt our business and hinder our ability to grow.
- We are heavily dependent on our information technology systems and other digital technologies.
- The loss of senior management or technical personnel could adversely affect operations.

Risks Related to Our Derivative Transactions, Debt and Access to Capital
- Our derivative activities could result in financial losses or could reduce our earnings.
- Our leverage and debt service obligations may adversely affect our financial condition, results of operations, business prospects and our ability to make payments on our outstanding debt.
- We may not be able to generate sufficient cash to service all of OpCo's indebtedness and may be forced to take other actions to satisfy OpCo's obligations under applicable debt instruments, which may not be successful.
- Restrictions in OpCo's existing and future debt agreements could limit our growth and ability to engage in certain activities.
- If OpCo is unable to comply with the restrictions and covenants in the agreements governing its indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that OpCo has borrowed.
- Any significant reduction in the borrowing base under OpCo's revolving credit facility as a result of the periodic borrowing base redeterminations or otherwise may negatively impact our ability to fund our operations.
- If we experience liquidity concerns, we could face a downgrade in our debt ratings which could restrict our access to, and negatively impact the terms of, current or future financings or trade credit.
- Increases in interest rates could adversely affect our business.

Risks Related to Legislative and Regulatory Initiatives
- Climate change laws and regulations restricting emissions of GHGs could increase our costs and reduce demand for the oil and natural gas we produce, while potential physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.
- Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells and adversely affect our production.
- Conservation measures, technological advances and any negative shift in market perception toward the oil and natural gas industry could reduce demand for oil and natural gas.
- Our operations may be exposed to significant delays, costs and liabilities as a result of environmental and occupational health and safety requirements applicable to our business activities.
- Restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our ability to conduct drilling activities in areas where we operate.
- A negative shift in investor sentiment towards the oil and natural gas industry and increased attention to environmental, social and governance ("ESG") and conservation matters may adversely impact our business.
- Any restrictions on oil and natural gas development on federal lands has the potential to adversely impact our operations.
- Tax laws and regulations may change over time, and any such changes could adversely affect our business and financial condition.
- Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

Risks Related to Our Common Stock and Capital Structure
- Our cash flow is dependent upon the ability of our operating subsidiaries to make cash distributions to us, the amount of which will depend on various factors.
- If we experience any material weakness or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial reporting, which would harm our business and the value of our Class A Common Stock.
- There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.
- The declaration of dividends and any repurchases of our common stock are each within the discretion of our board of directors based upon a review of relevant considerations, and there is no guarantee that we will pay any dividends on or repurchase shares of our common stock in the future or at levels anticipated by our stockholders.

- Provisions contained in our Charter and Bylaws, as well as provisions of Delaware law, could impair a takeover attempt, which may adversely affect the market price of our common stock.
- The Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for substantially all actions and proceedings that may be initiated by stockholders, which could limit shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

ITEMS 1 AND 2. BUSINESS AND PROPERTIES

Overview

Permian Resources Corporation is an independent oil and natural gas company focused on driving sustainable returns through the responsible acquisition, optimization and development of high-return crude oil and associated liquids-rich natural gas reserves. Throughout this Annual Report, unless the context otherwise indicates, all references to the "Company," "Permian Resources," "we," "us," or "our" refer to Permian Resources Corporation and its consolidated subsidiary, Permian Resources Operating, LLC ("OpCo").

Our principal business objective is to deliver leading shareholder returns by leveraging our high-quality asset base and technical expertise to sustainably and responsibly develop our oil and natural gas resources to meet the world's need for affordable, abundant energy. We intend to drive disciplined production growth through capital-efficient development of our assets with the overall objective of improving our rates of return, generating sustainable free cash flow, maintaining a strong and flexible balance sheet and maximizing returns to our shareholders. We also look for opportunities to optimize our portfolio of high-return, long-life inventory through accretive acquisitions that meet our strategic and financial objectives.

Significant Business Combinations

On November 1, 2023, we completed the merger (the "Earthstone Merger") with Earthstone Energy, Inc. ("Earthstone"). Earthstone was an independent oil and gas company engaged in the operation and development of oil and natural gas properties. The Earthstone Merger added approximately 223,000 net leasehold acres and significant core inventory locations to our position in the Permian Basin in both Texas and New Mexico and was completed to drive long-term accretion across our key financial and operating metrics, enhance shareholder returns and improve capital efficiency. As a part of the Earthstone Merger consideration, approximately 161.2 million shares of our Class A Common Stock and 49.5 million shares of our Class C Common Stock (with underlying units of OpCo) were issued to Earthstone's equity holders. Certain operational and financial information set forth in this Annual Report on Form 10-K does not include the activity of Earthstone for periods prior to the completion of the Earthstone Merger on November 1, 2023.

On September 1, 2022, we completed the merger (the "Colgate Merger") with Colgate Energy Partners III, LLC ("Colgate"). Colgate was an independent oil and gas exploration and development company with properties located in the Delaware Basin. The Colgate Merger was completed to provide increases to our operational and financial scale, drive accretion across our key financial and operating metrics, and enhance the combined company's shareholder returns. As a part of the Merger consideration, 269.3 million shares of our Class C Common Stock and underlying units of OpCo were issued to Colgate's equity holders. Certain operational and financial information set forth in this Annual Report on Form 10-K does not include the activity of Colgate for periods prior to the completion of the Colgate Merger on September 1, 2022.

Refer to *Note 2—Business Combinations* under Part II, Item 8 of this Annual Report for further information regarding these mergers.

Description of Our Properties

Our assets are primarily concentrated in the core of the Permian Basin and consist of large, contiguous acreage blocks in West Texas and New Mexico. As of December 31, 2024, we have approximately 450,000 net leasehold acres and approximately 88,000 net royalty acres. Approximately 71% of our total acreage is located in Texas and the remaining 29% is located in New Mexico.

Proved Oil and Gas Reserves

Reserve estimates are inherently imprecise and estimates for new discoveries and undeveloped locations are more imprecise than reserve estimates for producing oil and gas properties. Accordingly, these estimates are expected to change as new information becomes available. The pre-tax PV 10% amounts shown in the following table are not intended to represent the current market value of our estimated proved reserves. The actual quantities and present value of our estimated proved reserves may be more or less than we have estimated, due to a number of factors. The following table should be read along with *Item 1A. Risk Factors* in this Annual Report.

The following table summarizes estimated proved reserves, pre-tax PV 10%, and standardized measure of discounted future cash flows for the periods indicated:

	December 31, 2024	December 31, 2023	December 31, 2022
Proved developed reserves:			
Oil (MBbls)	312,641	271,328	156,941
Natural gas (MMcf)	1,422,468	1,441,914	652,270
NGL (MBbls)	196,775	192,368	74,940
Total proved developed reserves (MBoe)[1]	746,494	704,015	340,593
Proved undeveloped reserves:			
Oil (MBbls)	146,540	122,008	130,091
Natural gas (MMcf)	434,283	324,176	381,301
NGL (MBbls)	61,543	45,046	47,911
Total proved undeveloped reserves (MBoe)[1]	280,463	221,083	241,553
Total proved reserves:			
Oil (MBbls)	459,181	393,336	287,032
Natural gas (MMcf)	1,856,751	1,766,090	1,033,571
NGL (MBbls)	258,318	237,414	122,851
Total proved reserves (MBoe)[1]	1,026,957	925,098	582,146
Proved developed reserves %	73 %	76 %	59 %
Proved undeveloped reserves %	27 %	24 %	41 %
Reserve values (in millions):			
Standard measure of discounted future net cash flows	$ 9,342.3	$ 9,526.2	$ 9,425.6
Discounted future income tax expense	1,488.1	1,581.5	2,289.1
Total proved pre-tax PV 10%[2]	$ 10,830.4	$ 11,107.7	$ 11,714.7

---

[1] Calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Boe.

[2] Total proved pre-tax PV 10% ("Pre-tax PV 10%") is a supplemental non-GAAP financial measure as defined by the U.S. Securities and Exchange Commission ("SEC") and is derived from the standardized measure of discounted future net cash flows (the ''Standardized Measure''), which is the most directly comparable U.S. generally accepted accounting principles ("GAAP") financial measure. Pre-tax PV 10% is computed on the same basis as the Standardized Measure but without deducting future income taxes. We believe Pre-tax PV 10% is a useful measure for investors when evaluating the relative monetary significance of our oil and natural gas properties. We further believe investors may utilize our Pre-tax PV 10% as a basis for comparison of the relative size and value of our proved reserves to other companies because many factors that are unique to each individual company impact the amount of future income taxes to be paid. However, Pre-tax PV 10% is not a substitute for the Standardized Measure. Our Pre-tax PV 10% and Standardized Measure do not purport to present the fair value of our proved oil, NGL and natural gas reserves.

Proved Undeveloped Reserves. Our proved undeveloped ("PUD") reserves increased by 59.4 MMBoe on a net basis from December 31, 2023 to December 31, 2024, and the following table provides a reconciliation of the changes to our PUD reserves that occurred during the year:

(MBoe)	2024
Proved undeveloped reserves at January 1, 2024	221,083
Transfers to proved developed reserves	(57,704)
Revisions to previous estimates	(31,751)
Extensions and discoveries	121,765
Purchase of reserves in place	29,126
Divestitures of reserves in place	(2,056)
Proved undeveloped reserves at December 31, 2024	280,463

The increase in proved undeveloped reserves during 2024 was primarily attributable to adding 121.8 MMBoe of PUD reserves through extensions and discoveries stemming from our continuous drilling program, which added new locations primarily in the various Bone Spring and Wolfcamp formations on our acreage position in the Permian Basin. Additionally, we added 29.1 MMBoe of PUD reserves from properties acquired during the year; refer to *Note 2—Business Combinations* and *Note 3—Acquisitions and Divestitures* under Part II, Item 8 of this Annual Report for further details on these acquisitions. These positive additions were partially offset by converting 57.7 MMBoe of PUD reserves to proved developed reserves during 2024, for which we spent $599.8 million in capital expenditures. Additionally, PUD reserves were reduced during the year by a net amount of 31.8 MMBoe from revisions to previous estimates mainly related to (i) 29.6 MMBoe of PUD locations that were reclassified to unproved reserves or removed due to changes made to our development plan, and (ii) 2.7 MMBoe of reduced PUD reserves from lower average commodity prices for the year ended 2024. All of our PUD locations are scheduled to be drilled within five years of their initial booking. Our PUD to proved developed reserves conversion rate was 26% in 2024.

For additional information and for a discussion of material changes on our total proved reserves, see *Supplemental Information About Oil & Natural Gas Producing Activities*, Item 8. Financial Statements and Supplementary Data of this Annual Report.

Preparation of Reserve Estimates

Our proved reserves are estimated by an independent engineering firm, Netherland, Sewell & Associates, Inc. ("NSAI"). Reserve estimates are prepared in accordance with the definitions and regulations of the SEC and the Financial Accounting Standards Board (the "FASB") using a deterministic method, which includes decline curve analysis, production performance analysis, offset analogies, and in some cases a combination of these methodologies.

Controls over Reserve Estimation

We maintain adequate and effective internal controls over the reserve estimation process and the underlying data which the reserve estimates are based upon. Our reserves estimation process is coordinated by our internal reserves department, which consists of qualified petroleum engineers and is overseen by our Senior Reserves Engineer. Reserve information, including models and other technical data, are stored on a secured database on our network. Certain non-technical inputs used in the reserves estimation process such as ownership interest percentages, oil and natural gas production, commodity prices, price differentials, operating and development costs and plug and abandonment estimates are obtained by other departments. Annually, our internal reserves department prepares a preliminary reserve database and meets with NSAI to discuss the assumptions and methods to be used in the year-end proved reserve estimation process and to review field performance and our future development plans. Following this review, the reserve database and supporting data is furnished to NSAI for their independent estimates and final report.

Qualifications of Responsible Technical Persons

Our Senior Reserves Engineer, Scott Reed, is responsible for overseeing the preparation of the reserves estimates. Mr. Reed has held this position at Permian Resources since May 2023 and has over 20 years of relevant experience in reservoir engineering and reserve estimation. He holds a Bachelor of Science degree in petroleum engineering from Texas A&M University.

NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein are Ms. Lily W. Cheung and Mr. Zachary R. Long. Ms. Cheung, a Licensed Professional Engineer in the State of Texas (No. 107207), has been practicing consulting petroleum engineering at NSAI since 2007 and has over 4 years of prior industry experience. She graduated from Massachusetts Institute of Technology in 2003 with a Bachelor of Science Degree in Mechanical Engineering and from University of Texas at Austin in 2007 with a Master of Business Administration Degree. Mr. Long, a Licensed Professional Geoscientist in the State of Texas, Geology (No. 11792), has been practicing consulting petroleum geoscience at NSAI since 2007 and has over 2 years of prior industry experience. He graduated from University of Louisiana at Lafayette in 2003 with a Bachelor of Science Degree in Petroleum Geology and from Texas A&M University in 2005 with a Master of Science Degree in Geophysics. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Production

The following table sets forth information regarding net production of oil, natural gas and NGLs, and certain price and cost information for each of the periods indicated:

	Year Ended December 31,		
	2024	**2023**	**2022**
Net production:			
Oil (MBbls)	58,276	35,560	18,235
Natural gas (MMcf)	220,900	119,182	59,692
NGL (MBbls)	30,636	15,569	6,750
Total (MBoe)[1]	125,730	70,992	34,934
Average sales price (excluding effect of hedges):			
Oil (per Bbl)	$ 74.87	$ 75.84	$ 88.95
Natural gas price excluding the effects of GP&T (per Mcf)[2]	0.47	1.60	4.86
NGL price excluding the effects of GP&T (per Bbl)[3]	23.75	22.83	35.97
Total per Boe[1]	$ 41.32	$ 45.68	$ 61.69
Operating costs per Boe:			
Lease operating expenses	$ 5.45	$ 5.26	$ 4.92
Severance and ad valorem taxes	3.00	3.39	4.46
Gathering, processing and transportation expenses	1.46	1.26	2.80

---

[1] Calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Boe.

[2] Natural gas average sales price excludes $0.47 per Mcf of gathering, processing and transportation ("GP&T") costs for the year ended December 31, 2024, $0.41 for the year ended December 31, 2023 and $0.22 for the year ended December 31, 2022.

[3] NGL average sales price excludes $2.94 per Bbl of GP&T charges for the year ended December 31, 2024, $4.71 per Bbl for the year ended December 31, 2023 and $1.56 for the year ended December 31, 2022.

Productive Wells

As of December 31, 2024, we owned an approximate 85% average working interest in 3,113 gross (2,651 net) operated productive wells and an approximate 11% average working interest in 1,136 gross (127 net) non-operated productive wells. Our wells are primarily oil wells (3,685 gross, 2,444 net productive oil wells) that produce associated liquids-rich natural gas. Productive wells consist of producing wells, wells capable of production and wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, operated and non-operated, and net wells are the sum of our fractional working interests owned in gross wells.

Acreage

The following table sets forth information as of December 31, 2024 relating to our gross and net developed and undeveloped leasehold acreage. Developed acreage consists of acres spaced or assigned to productive wells and does not include undrilled acreage held by production under the terms of the lease. Undeveloped acreage is defined as acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves.

Developed Acreage		Undeveloped Acreage		Total Acreage	
Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
457,091	359,087	152,573	94,627	609,664	453,714

[1] A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

[2] A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

The following table sets forth the gross and net undeveloped acreage, as of December 31, 2024, that will expire over the next five years unless production is established within the spacing units covering the acreage, the lease is renewed or extended under continuous drilling provisions prior to the primary term expiration dates, or pursuant to other terms of the lease agreements.

2025		2026		2027		2028		2029	
Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
4,968	2,392	9,680	3,774	5,139	1,175	54	45	186	29

Drilling Results

The following table sets forth the results of our drilling activity, as defined by wells placed on production, for the periods indicated. Productive wells are exploratory, development or extension wells that produce, or are capable of producing, commercial quantities of hydrocarbons, regardless of whether they produce a reasonable rate of return. Dry wells are exploratory, development or extension wells that prove to be incapable of producing hydrocarbons in sufficient quantities to justify incurring the costs associated with completion as an oil or gas well.

	Year Ended December 31,					
	2024		2023		2022	
	Gross	Net	Gross	Net	Gross	Net
Development Wells:						
Productive	275	205.7	183	150.2	95	84.9
Dry[1]	—	—	2	1.8	3	2.8
	275	205.7	185	152.0	98	87.7
Exploratory Wells:						
Productive	—	—	—	—	—	—
Dry	—	—	—	—	—	—
	—	—	—	—	—	—
Total	275	205.7	185	152.0	98	87.7

[1] The developmental dry hole category includes wells that were unsuccessful due to mechanical issues that occurred during drilling.

As of December 31, 2024, we had 103 gross (80.6 net) operated wells in the process of drilling or completion.

Delivery Commitments

The table below summarizes our long-term firm sales agreements, which provides for gross firm sales over the contractual term:

Period	NGL Volume Commitments[1]	
	Total (Bbls)	Daily (Bbls/d)
2025	3,285,000	9,000
2026	3,285,000	9,000
2027	3,285,000	9,000
2028	819,000	9,000
Total	10,674,000	

Period	Natural Gas Volume Commitments[1]	
	Total (Mcf)	Daily (Mcf/d)
2025	29,200,000	80,000
2026	29,200,000	80,000
2027	27,375,000	75,000
2028	7,290,000	20,000
2029	1,825,000	5,000
Thereafter[2]	3,650,000	5,000
Total	98,540,000	

[1] Above volumes represent the total gross volumes we are required to deliver pursuant to agreements with carriers, which gross volumes are not comparable to our net production presented in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation* in this Annual Report, as amounts therein are reflected net of all royalties, overriding royalties and production due to others.

[2] These agreements have a contractual term through December 31, 2031.

These committed volumes are subject to under-delivery fees that would result in a financial obligation equal to a specified rate, subject to certain inflation factors. Additionally, we have a firm crude oil sales agreement that provides for firm gross sales of 29,000 Bbls/d that is based upon prevailing market prices of ICE Brent and contractual differentials that ends on May 31, 2025. The total oil volumes committed under this agreement are subject to financial ship-or-pay penalties if such physical delivery commitments are not met. We currently expect our future production will satisfy all minimum volume commitments under these agreements.

Title to Properties

We believe that we have satisfactory title to substantially all of our producing properties in accordance with generally accepted industry standards. Individual properties may be subject to burdens such as royalty, overriding royalty, working and other outstanding interests customary in the industry. In most cases, we investigate title and obtain title opinions from counsel only when we acquire producing properties or before commencement of drilling operations.

Marketing and Customers

We market the majority of the production from properties we operate on account of both ourselves and that of the other working interest owners in these properties. We generally sell our oil, natural gas and NGL production to purchasers at prevailing market prices, which in certain cases are adjusted for contractual differentials, and the majority of our revenue contracts have terms greater than twelve months.

We normally sell production to a relatively small number of customers, as is customary in our business. The table below summarizes the purchasers that accounted for 10% or more of our total net revenues for the periods presented:

	Year Ended December 31,		
	2024	2023	2022
Shell Trading (US) Company	31 %	20 %	21 %
Enterprise Crude Oil, LLC	19 %	30 %	18 %
BP America	11 %	20 %	34 %

During these periods, no other purchaser accounted for 10% or more of our net revenues. The loss of any of our major purchasers could materially and adversely affect our revenues in the near-term. However, since crude oil and natural gas are fungible products with well-established markets and numerous purchasers that are based on current demand for oil and natural gas, we believe that the loss of any major purchaser would not have a material adverse effect on our financial condition or results of operations.

Competition

The oil and natural gas industry is a highly competitive environment. We compete with both major integrated and other independent oil and natural gas companies in all aspects of our business including exploring, developing and operating our properties as well as transporting and marketing our production. Competitive conditions may be affected by future legislation and regulations as the United States develops new energy and climate-related policies. In addition, some of our competitors may have a competitive advantage when responding to factors that affect the supply and demand for oil and natural gas production, such as price fluctuations (including basis differentials), domestic and foreign political conditions, weather conditions, the proximity and capacity of natural gas pipelines and other transportation facilities and overall economic conditions. We also face indirect competition from alternative energy sources. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

Transportation

During the initial development of our fields, we consider all gathering and delivery infrastructure options in the areas of our production. The majority of our oil production is sold at the wellhead as it enters third-party gathering pipelines. The purchaser then transports the oil by pipeline or truck to a tank farm, another pipeline or a refinery. Our natural gas is either transported by gathering lines from the wellhead to a central delivery point and is then gathered by third-party lines to a gas processing facility or gathered by a third-party directly from the wellhead.

Regulation of the Oil and Natural Gas Industry

Our operations are subject to extensive federal, state and local laws and regulations. All of the jurisdictions in which we own or operate producing properties have statutory provisions regulating the development and production of oil and natural gas, including, but not limited to, provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations including, but not limited to, the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of crude oil or natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Although we believe we are in substantial compliance with all applicable laws and regulations, such laws and regulations are frequently amended or reinterpreted. Therefore, we are unable to predict the future costs or impact of compliance. Additional proposals and proceedings affecting the oil and natural gas industry are regularly considered by Congress, the states, regulatory authorities, including the Federal Energy Regulatory Commission ("FERC"), and the courts. We cannot predict when or whether any such proposals may become effective.

We believe we are in substantial compliance with currently applicable laws and regulations and that continued substantial compliance with existing requirements will not have a material adverse effect on our financial position, cash flows or results of operations. However, current regulatory requirements may change, currently unforeseen environmental, health or safety incidents may occur or past non-compliance with environmental, health and safety laws or regulations may be discovered. In addition, governmental, scientific, and public concern over the threat of climate change arising from increasing global greenhouse gas ("GHG") emissions has resulted in higher political and regulatory risks in the United States. The Biden administration initiated multiple actions and rulemakings to address climate change which focused on, among other things, improving energy efficiency, decarbonizing energy sources via electricity, hydrogen, and sustainable biofuels, restricting exploration and production activities on federal lands and reducing non-carbon dioxide GHG emissions, such as methane and nitrous oxide, all of which may impact the costs to produce, or the demand for, oil and natural gas. The Trump administration has announced an intention to reverse or remove support for many of these initiatives, though the extent to which, and the timeline for doing so, cannot be predicted at this time. Further, there is uncertainty as to what actions Congress will take with respect to the prior administration's activities in this area.

Regulation of Production of Oil and Natural Gas

The production of oil, natural gas and NGLs is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. We own interests in properties located in New Mexico and Texas, which regulate drilling and operating activities by, among other things, requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandonment of wells. The laws of New Mexico and Texas also govern a number of conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing or density, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil, natural gas and NGLs that we can produce from our wells and to limit the number of wells or the locations where we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing or density. Moreover, New Mexico and Texas impose a production or severance tax with respect to the production and sale of oil, natural gas and NGLs within their jurisdiction.

Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations, and as a result we do not expect compliance with such regulatory requirements to affect our operations in any way that is of material difference from our competitors who are similarly situated. However, the failure to comply with these rules and regulations can result in substantial penalties.

Regulation of Sales and Transportation of Oil

Sales of oil, condensate and NGLs from our producing wells are not currently regulated and are made at negotiated prices. Nevertheless, Congress could enact price controls in the future.

Sales of oil are affected by the availability, terms and conditions and cost of transportation services. The transportation of oil in common carrier pipelines is also subject to rate and access regulation. FERC regulates the transportation in interstate commerce of crude oil, petroleum products, NGLs and other forms of liquid fuel under the Interstate Commerce Act.

Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. We rely on third-party pipeline systems to transport the majority of crude oil produced by ours wells. Insofar as effective interstate and intrastate rates and regulations regarding access are equally applicable to all comparable shippers, we believe that the regulation of oil transportation will not affect our operations in any way that is of material difference from those of our competitors who are similarly situated.

Changes in FERC or state policies and regulations or laws may adversely affect the availability and reliability of firm and/or interruptible transportation service on interstate and intrastate pipelines, and we cannot predict what future action FERC or state regulatory bodies will take. We do not believe, however, that any regulatory changes will affect us in a way that materially differs from the way they will affect other oil producers and marketers with which we compete.

Regulation of Transportation and Sales of Natural Gas

Historically, the transportation and sale of natural gas in interstate commerce have been regulated by agencies of the U.S. federal government, primarily FERC. In the past, the federal government regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the Natural Gas Policy Act of 1978 (the "NGPA") and culminated in adoption of the Natural Gas Wellhead Decontrol Act, which removed controls affecting wellhead sales of natural gas effective January 1, 1993. The transportation and sale for resale of natural gas in interstate commerce is regulated primarily under the Natural Gas Act of 1938 (the "NGA"), and by regulations and orders promulgated under the NGA by FERC. In certain limited circumstances, intrastate transportation and wholesale sales of natural gas may also be affected directly or indirectly by laws enacted by Congress and by FERC regulations.

The federal Energy Policy Act of 2005 (the "EP Act of 2005") is a comprehensive compilation of tax incentives, authorized appropriations for grants and guaranteed loans, and significant changes to the statutory policy that affects all segments of the energy industry. Among other matters, the EP Act of 2005 amended the NGA to add an anti-market manipulation provision that makes it unlawful for any entity to engage in prohibited behavior to be prescribed by FERC, and furthermore provides FERC with additional civil penalty authority. The EP Act of 2005 provided FERC with the power to assess civil penalties of up to $1.0 million per day for violations of the NGA and increased FERC's civil penalty authority under the NGPA from $5,000 per violation per day to $1.0 million per violation per day. Such maximum civil penalty authority under the NGA and NGPA has been increased to adjust for inflation. On January 14, 2025, FERC's final rule became effective and it may now assess civil penalties under the NGA and NGPA of $1,584,648 per violation per day. The civil penalty provisions are applicable to entities that engage in the sale of natural gas for resale in interstate commerce. On January 19, 2006, FERC issued Order No. 670, a rule implementing the anti-market manipulation provision of the EP Act of 2005, and subsequently denied rehearing. The rules make it unlawful, in connection with the purchase or sale of natural gas or the purchase or sale of transportation services subject to the jurisdiction of FERC, for any entity, directly or indirectly, to: (i) use or employ any device, scheme or artifice to defraud; (ii) make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or (iii) engage in any act or practice that operates as a fraud or deceit upon any person. The anti-market manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted "in connection with" gas sales, purchases or transportation subject to FERC jurisdiction, which now includes the annual reporting requirements under Order 704, described below. The anti-market manipulation rule and enhanced civil penalty authority reflect an expansion of FERC's NGA enforcement authority.

We are required to observe such anti-market manipulation laws and related regulations enforced by FERC under the EP Act of 2005 and those enforced by the US Commodity Futures Trading Commission (the "CFTC") under the Commodity Exchange Act, as amended (the "CEA") and CFTC regulations promulgated thereunder. The CEA prohibits any person from manipulating or attempting to manipulate the price of any commodity in interstate commerce, as well as the market for financial instruments on such commodity, such as futures, options and swaps. The CEA also prohibits knowingly delivering or causing to be delivered false or misleading or knowingly inaccurate reports concerning market information or conditions that affect or tend to affect the price of a commodity. Should we violate the anti-market manipulation laws and regulations, we could also be subject to related third-party damage claims by, among others, sellers, royalty owners and taxing authorities.

Natural gas gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states. Section 1(b) of the NGA exempts companies that provide natural gas gathering services from regulation by FERC as a "natural gas company" under the NGA. Although FERC has set forth a general test for determining whether facilities perform a non-jurisdictional gathering function or a jurisdictional transmission function, FERC's determinations as to the classification of facilities are done on a case-by-case basis. To the extent that FERC issues an order that reclassifies certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, or vice versa, and depending on the scope of that decision, our costs of delivering gas to point-of-sale locations may increase. We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish a pipeline's status as a gatherer not subject to regulation as a natural gas company. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of ongoing litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC, the courts or Congress. State regulation of natural gas gathering facilities generally includes various occupational safety, environmental and, in some circumstances, nondiscriminatory-take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Changes in FERC or state policies and regulations or laws may adversely affect the availability and reliability of firm and/or interruptible transportation service on interstate and intrastate pipelines, and we cannot predict what future action that FERC or state regulatory bodies will take. We do not believe, however, that any regulatory changes will affect us in a way that materially differs from the way they will affect other natural gas producers and marketers with which we compete.

Regulation of Environmental and Occupational Safety and Health Matters

Our operations are subject to stringent federal, state and local laws and regulations governing the occupational safety and health aspects of our operations, the discharge of materials into the environment, and protection of the environment and natural resources (including threatened and endangered species and their habitats). Numerous governmental entities, including the U.S.

Environmental Protection Agency (the "EPA") and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring costly investigation or actions. These laws and regulations may, among other things, (i) require the acquisition of permits to conduct drilling and other regulated activities; (ii) restrict the types, quantities and concentrations of various substances that can be released into the environment or injected into formations in connection with drilling and production activities; (iii) limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas; (iv) require remedial measures to prevent or mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells; (v) apply specific health and safety criteria addressing worker protection; and (vi) impose substantial liabilities for pollution resulting from drilling and production operations. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of corrective or remedial obligations, the occurrence of delays or restrictions in permitting or performance of projects, and the issuance of orders enjoining performance of some or all of our operations.

The following is a summary of the more significant existing and proposed environmental and occupational safety and health laws and regulations, as amended from time to time, to which our business operations are or may be subject, and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous Substances and Handling Wastes

The Resource Conservation and Recovery Act ("RCRA") and comparable state laws regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and nonhazardous solid wastes. Pursuant to rules issued by the EPA, states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters and other wastes associated with the exploration, development and production of oil, natural gas and NGLs, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA's less stringent nonhazardous solid waste provisions, state laws or other federal laws. However, it is possible that certain oil and natural gas drilling and production wastes currently classified as nonhazardous solid wastes could be re-classified as hazardous wastes in the future, as RCRA requires the EPA to periodically review (and revise if necessary) such determinations. In 2019, pursuant to a 2016 consent decree entered into with environmental groups, the EPA completed a review of its RCRA requirements for the management of certain oil and natural gas wastes and concluded no federal regulatory revisions were necessary. However, any contrary conclusion resulting from future reviews could result in an increase in our, as well as the oil, natural gas and NGL exploration and production industry's, costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position. In addition, in the course of our operations, we may generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents, laboratory wastes and waste compressor oils that may be regulated as hazardous wastes if such wastes have hazardous characteristics. Although the costs of managing hazardous waste may be significant, we do not believe that our costs in this regard are materially more burdensome than those for similarly situated companies.

The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the Superfund law, and comparable state laws impose joint and several liability, without regard to fault or the legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and former owners or operators of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment, and to seek to recover from the responsible classes of persons the costs they incur. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We may generate materials in the course of our operations that may be regulated as hazardous substances.

We currently own, lease or operate numerous properties that have been used for oil, natural gas and NGL exploration, production and processing for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or petroleum hydrocarbons may have been released on, under or from the properties owned or leased by us, or on, under or from other locations, including off-site locations, where such substances have been taken for treatment or disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes or petroleum hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to undertake response or corrective measures, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial plugging or pit closure operations to prevent future contamination, the costs of which could be substantial.

Water Discharges

The Clean Water Act (the "CWA") and comparable state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills, leaks of hazardous substances and placement of dredge and fill material into state waters and waters of the United States ("WOTUS"). The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for noncompliance with discharge permits or other CWA requirements and analogous state laws and regulations.

There continues to be uncertainty as to the federal government's jurisdictional reach under the CWA, including with respect to wetlands. The EPA and the U.S. Army Corps of Engineers (the "Corps") under the Obama, Trump and Biden administrations have pursued multiple rulemakings since 2015 in attempt of determining the scope of such reach. Following legal actions, implementation of the most recent rule is currently split across the country. The rule is subject to an injunction in 27 states, including Texas, resulting in implementation of the pre-2015 rule adjusted to take into account jurisdictional limitations decided by the Supreme Court in *Sackett v. EPA*. The other 23 states, including New Mexico, are subject to a WOTUS-defining rule published in September 2023. Additionally, the Trump administration may pursue a new rulemaking to further revise or clarify the extent of federal jurisdiction under the CWA, though the substance and timing of such action cannot be predicted. As such, uncertainty remains with respect to future implementation of the rule and the outcome of the pending litigation. Many of our customers and service providers rely on permits obtained under the CWA for their oil and gas pipeline projects, the most common of which is Nationwide Permit 12 ("NWP 12"). NWP 12 is, from time to time, renewed or modified by the Corps, whose actions in turn may be subject to litigation. To the extent any action expands the scope of the CWA in areas where we or our suppliers, customers or service providers operate or imposes new or enhanced permitting requirements, our operations could be adversely impacted by increased compliance costs and energy infrastructure project delays or cancellations.

The primary federal law related specifically to oil spill liability is the Oil Pollution Act of 1990 (the "OPA"), which amends and augments the oil spill provisions of the CWA and imposes certain duties and liabilities on certain "responsible parties" related to the prevention of oil spills and damages resulting from such spills in or threatening WOTUS or adjoining shorelines. For example, operators of certain oil and natural gas facilities must develop, implement and maintain facility response plans, conduct annual spill training for certain employees and provide varying degrees of financial assurance. Owners or operators of a facility, vessel or pipeline that is a source of an oil discharge or that poses the substantial threat of discharge is one type of "responsible party" who is liable. The OPA applies joint and several liability, without regard to fault, to each liable party for oil removal costs and a variety of public and private damages. Although defenses exist, they are limited. As such, a violation of the OPA has the potential to adversely affect our operations.

Subsurface Injections

In the course of our operations, we produce water in addition to natural gas, crude oil and NGLs. Produced water that is not recycled may be disposed of in disposal wells, which inject the produced water into non-producing subsurface formations. Underground injection operations are regulated pursuant to the Underground Injection Control ("UIC") program established under the federal Safe Drinking Water Act ("SDWA") and analogous state laws. The UIC program requires permits from the EPA or an analogous state agency for the construction and operation of disposal wells, establishes minimum standards for disposal well operations, and restricts the types and quantities of fluids that may be disposed. A change in UIC disposal well regulations or the inability to obtain permits for new disposal wells in the future may affect our ability to dispose of produced water and ultimately increase the cost of our operations. For example, in response to recent seismic events near below-ground disposal wells used for the injection of natural gas- and oil-related wastewaters, federal and some state agencies have begun investigating whether such wells have caused increased seismic activity, and some states have shut down or imposed moratoria on the use of such disposal wells. In response to these concerns, regulators in some states have adopted, and other states are considering adopting, additional requirements related to seismic safety. For example, New Mexico implemented protocols requiring operators to take various actions with respect to salt-water disposal wells within a specified proximity of recent seismic activity, including a requirement to limit injection rates if the seismic event in question reached a certain magnitude. The Railroad Commission of Texas ("TRRC") issued a notice to operators in the Midland area to reduce daily injection volumes following multiple earthquakes above a 3.5 magnitude over an 18-month period. The notice also required disposal well operators to provide injection data to TRRC staff to further analyze seismicity in the area. As of May 1, 2023, operators in the Midland area began to implement the Operator Response Plan for the Gardendale Seismic Response Area ("SRA"), revised August 18, 2023, to prevent the occurrence of seismic events at or above magnitude 3.5 within the Gardendale SRA. Similar response plans have been developed for other SRAs in Texas. While we cannot predict the ultimate outcome of these actions, any action that temporarily or permanently restricts the availability of disposal capacity for produced water or other fluids may increase our costs or have other adverse impacts on our operations. These seismic events have also led to an increase in tort lawsuits filed against exploration and production companies, as well as the owners of underground injection wells. Increased costs associated with the transportation and disposal of produced water, including the cost of complying with regulations concerning produced water disposal, may reduce our profitability; however, these costs are commonly incurred by all oil, natural gas and NGL producers, and we do not believe that the costs associated with the disposal of produced water will affect our operations in any way that is of material difference from those of our competitors who are similarly situated.

Air Emissions

The federal Clean Air Act ("CAA") and comparable state laws restrict the emission of air pollutants from many sources, such as tank batteries, through air emissions standards, construction and operating permitting programs and the imposition of other compliance standards. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay the development of our projects. Recently, there has been increased regulation with respect to air emissions from the oil and natural gas sector. For example, the EPA has promulgated rules under the CAA that subject oil and natural gas production, processing, transmission and storage operations to regulation under the New Source Performance Standards ("NSPS"), and a separate set of requirements to address certain hazardous air pollutants frequently associated with oil and natural gas production and processing activities pursuant to the National Emissions Standards for Hazardous Air Pollutants program. Additionally, in April 2024, the EPA finalized updates that expanded the reporting obligations for certain petroleum and natural gas facilities under its Greenhouse Gas Reporting Program. The EPA has also finalized regulations implementing the first-ever fee on excess methane emissions as authorized by the Inflation Reduction Act of 2022 ("IRA"). As discussed below in *Activities on Federal and State Lands*, the Bureau of Land Management ("BLM") also imposes regulations related to emissions from oil and natural gas operations covered by federal leases. These regulatory programs and any new, more stringent emissions regulations could raise our costs of regulatory compliance. Additionally, we cannot predict whether the Trump administration will seek to repeal, modify, or otherwise limit the enforcement of certain IRA provisions or recent EPA regulations that impact our operations.

The EPA finalized updates to NSPS regulations applicable to oil and natural gas sources in December 2023, which, among other things, requires the phase out of routine flaring of natural gas from new oil wells, routine leak monitoring, detection and repair obligations at all well sites and compressor stations, and reductions in emissions via capture and control systems or the use of zero-emission equipment in certain processes. The rule also establishes a "Super Emitter Response Program" that would trigger certain operator investigation and repair requirements in response to an emissions event exceeding 200 pounds per hour, as detected by regulatory authorities or qualified third parties. Notably, the EPA updated the applicability date for Subparts OOOOb and OOOOc to December 6, 2022, meaning that sources constructed prior to that date will be considered existing sources with later compliance dates under state plans. The final rule gives states, along with federal tribes that wish to regulate existing sources, two years to develop and submit their plans for reducing methane from existing sources. The final emissions guidelines under Subpart OOOOc provide three years from the plan submission deadline for existing sources to comply. The regulations are subject to legal challenge and will also need to be incorporated into the states' implementation plans, which will need to be approved by the EPA in individual rulemakings that could also be subject to legal challenge. As a result, future implementation of the standards is uncertain at this time. Additionally, it remains to be seen what action, if any, the Trump administration will take with respect to the repeal or revision of these regulations.

The EPA is also required by the CAA to set National Ambient Air Quality Standards ("NAAQS") for six principle pollutants that are considered harmful to public health. Whether the air quality in a particular region is in "attainment" with the NAAQS for a particular pollutant impacts the stringency of certain air quality controls and restrictions in that area. In 2015, the EPA issued a final rule under the CAA lowering the NAAQS for ground-level ozone from the current standard of 75 parts per billion ("ppb") for the current 8-hour primary and secondary ozone standards to 70 ppb for both standards. In December 2020, the EPA announced its intention to leave the ground-level ozone NAAQS unchanged at 70 ppb rather than lower them further. However, under the Biden administration, the EPA announced a new review of this standard, which is currently ongoing. If the EPA were to adopt more stringent NAAQS for ground-level ozone, States are expected to implement more stringent permitting and pollution control requirements, which could apply to our operations. More recently, in February 2024, the EPA issued a final rule lowering the primary annual NAAQS for particulate matter 2.5 from 12.0 μg per cubic meter to 9.0 μg per cubic meter. While currently the areas in which we operate are not likely to be redesignated as a result of this change, if the areas in which we operate were, in the future, redesignated as nonattainment areas with respect to any NAAQS, our operations could be subjected to increased regulatory burdens in the form of more stringent emission controls, emission offset requirements and increased permitting delays and costs.

Compliance with one or more of these and other air pollution control and permitting requirements and rules has the potential to delay the development of natural gas, oil and NGL projects and increase our costs of development and production, which costs could be significant.

Regulation of GHG Emissions and Climate Change

In response to findings that emissions of carbon dioxide, methane and other GHGs endanger public health and the environment, the EPA has adopted regulations under existing provisions of the CAA that, among other things, establish Prevention of Significant Deterioration ("PSD") preconstruction and Title V operating permit reviews for GHG emissions from certain large stationary sources that are already potential major sources of certain principal, or criteria, pollutant emissions. Facilities required to obtain PSD permits for their GHG emissions will also be required to meet "best available control technology" standards that will typically be established by state agencies. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from large GHG emission sources in the United States, including certain onshore and offshore natural gas, oil and NGL production sources, which include certain of our operations.

While Congress has, from time to time, considered legislation to reduce emissions of GHGs, no significant legislation has been adopted at the federal level. In the absence of such federal climate legislation, a number of state and regional cap-and-trade programs have emerged that typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs. Additionally, certain federal laws, such as the IRA, have been enacted to advance climate-related objectives and provided significant financial support for alternative or lower GHG-emitting energy production. The IRA also imposed the first-ever federal fee on GHG emissions via a methane emissions charge, for which the EPA has finalized regulations to implement. These regulations were challenged in the D.C. Circuit during January 2025 by various industry associations. Moreover, as discussed above in *Regulation of Air Emissions*, the EPA and the BLM have promulgated regulations that restrict the emission of methane. Separately, the SEC finalized a rule that would mandate extensive disclosure of climate-related data, risks, and opportunities, including financial impacts, physical and transition risks, related governance and strategy, and GHG emissions, for certain public companies However, implementation of the SEC's disclosure rule is currently stayed pending the outcome of litigation against it. The Biden administration also introduced a "social cost of carbon metric" to guide federal decision-making and inform cost/benefit analyses. The use and basis for the metric has been contested in several lawsuits and, in January 2025, the Trump administration withdrew the metric and directed the EPA administrator to consider issuing guidance eliminating the metric from any Federal permitting or regulatory decision. More generally, President Trump issued an executive order directing the heads of all federal agencies to identify and begin the processes to suspend, revise, or rescind all agency actions that are unduly burdensome on the identification, development, or use of domestic energy resources. Consequently, future implementation and enforcement of these various GHG-related regulatory programs, including for example, the IRA's methane emissions charge, remain uncertain at this time. Notwithstanding, the timing of any efforts by the Trump Administration or Congress to reverse, amend, or otherwise modify the applicable rules, regulations and programs is uncertain and any such action may be subject to additional litigation and delay.

The United Nations-sponsored Paris Agreement calls for countries to set their own GHG emissions targets and be transparent about the measures each country will take to achieve its GHG emissions targets; however, it does not impose any binding obligations on its participants. Subsequent annual Conferences of the Parties have resulted in multiple reaffirmations of the Paris Agreement's goals and other climate-related announcements, including calls for parties to eliminate certain fossil fuel subsidies and pursue reductions in non-carbon dioxide GHG emissions, agreements to transition away from fossil fuels in energy systems and increase renewable energy capacity, as well as other similar initiatives, though none are legally binding. The United States' most recent goal under the Paris Agreement was to reduce its net economy-wide GHG emissions by 61 to 66 percent from 2005 levels by 2035 and it co-launched the "Global Methane Pledge," which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including "all feasible reductions" in the energy sector. While non-binding, agreements arising from any Conference of the Parties could result in increased pressure on politicians, regulators, financial institutions, consumers, and other stakeholders to reduce the use of, impose more stringent limitations on, increase opposition against, or reduce funding for, fossil fuels. In January 2025, President Trump issued an executive order calling for the withdrawal of the United States from the Paris Agreement and ordered the revocation of any related financial commitments thereunder as part of a broader series of executive orders announcing a deregulatory approach with respect to climate change matters. State or local governments may, however, elect to continue to participate in international climate change initiatives and pursue state- or regional-level climate change related regulations.

Although it appears unlikely in the near term that new federal laws or regulations may be adopted or issued to address GHG emissions, any such future laws, regulations or legal requirements imposing reporting or permitting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations, as well as delay or restrict our ability to permit GHG emissions from new or modified sources. In addition, substantial limitations on GHG emissions could adversely affect demand for the natural gas, oil and NGLs we produce and lower the value of our reserves. Finally, it should be noted that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, droughts and other extreme climatic events; if any such effects were to occur, they could have an adverse effect on our exploration and production operations.

Moreover, in New Mexico, the state legislature is considering a bill that would codify New Mexico's 98% methane capture rule previously adopted in 2022. Under the methane capture rule, oil and gas operators are required to capture 98% of their produced natural gas by December 31, 2026, and routine venting and flaring is prohibited.

Hydraulic Fracturing Activities

Hydraulic fracturing is an important and common practice that is used to stimulate production of oil, natural gas and NGLs from dense subsurface rock formations. We regularly use hydraulic fracturing as part of our operations. Hydraulic fracturing is typically regulated by state oil and natural gas commissions. However, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, the EPA has issued permitting guidance under the SDWA for certain hydraulic fracturing activities involving the use of diesel fuels and published an effluent limitation guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plants.

From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. Meanwhile, the regulation of hydraulic fracturing has continued at the state level. Many states, including Texas and New Mexico, have promulgated rules related to the public disclosure of substances used in hydraulic fluid and testing requirements for water wells near drilling sites. Some local governments have also sought to regulate the time, place, and manner of drilling and hydraulic fracturing activities within their jurisdictions, or to ban hydraulic fracturing within their jurisdiction altogether. In the event that new federal or more stringent state or local regulations relating to the hydraulic fracturing process are adopted in areas where we operate, we may incur additional costs to comply with such requirements that may be significant in nature, and we also could become subject to additional permitting requirements and experience added delays or curtailment in the pursuit of our exploration, development, or production activities.

Activities on Federal and State Lands

Oil and natural gas exploration, development and production activities on federal lands, including American Indian lands and lands administered by the BLM, require compliance with detailed federal regulations and orders, including relating to plugging and abandonment, and are frequently subject to permitting delays. Federal oil and gas leasing programs have also been, from time to time, suspended by executive order or subject to collateral litigation. Additionally, the IRA legislated changes to the fiscal terms of federal oil and gas leases, increasing fees, rents, royalties, and bonding requirements, all of which have been implemented pursuant to a finalized BLM rule. The BLM also finalized a rule in April 2024 to limit venting and flaring from well sites on federal lands and require operators to submit a methane waste minimization plan or self-certification statement committing the operator to capture 100% of the gas produced from a well and pay royalties on lost gas as part of the permit application process. Though this rule, which became effective in June 2024, remains paused in Texas (among other states), pending litigation, and the Trump administration has announced an intent to reverse regulations that hinder oil and gas production, it is uncertain what actions the Trump administration may take with respect to this rule, if any.

Operations on federal lands are also subject to the National Environmental Policy Act ("NEPA"). NEPA requires federal agencies, including the BLM, to evaluate major actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. The NEPA evaluation process has followed regulations issued by the Council on Environmental Quality ("CEQ") for many years. However, recent court rulings, including a 2024 decision by the D.C. Circuit, have held that CEQ lacks legal authority to issue binding regulations governing the NEPA process. In addition, following an executive order from the Trump administration, CEQ has announced that it is rescinding its NEPA regulations, and as a result, each government agency impacted by NEPA may be required to establish its own processes and procedures. The ultimate outcome of these developments are not yet clear.

Our proposed exploration, development and production activities are expected to include leasing of federal mineral interests, which will require the acquisition of governmental permits or authorizations and the support of infrastructure projects that may be subject to the requirements of NEPA. This process, including any additional requirements or procedures that may be included in the process or litigation over the sufficiency of the process, has the potential to delay or limit, or increase the cost of, the development of natural gas, oil and NGL projects. Individual authorizations under NEPA are also subject to protest, appeal or litigation, any or all of which may delay or halt projects. Moreover, depending on the mitigation strategies recommended in the Environmental Assessments or Environmental Impact Statements, we could incur added costs, which may be substantial. However, any such adverse regulatory developments are expected to have no more than a minimal impact on our results, given our limited exposure of leases on federal lands.

ESA and Migratory Birds

The federal Endangered Species Act ("ESA") and comparable state laws were established to protect endangered and threatened species. Pursuant to the ESA, if a species is listed as threatened or endangered, restrictions may be imposed on activities adversely affecting that species' habitat. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act ("MBTA"). We may conduct operations on oil and natural gas leases in areas where certain species that are listed as threatened or endangered are known to exist, including the Dunes Sagebrush Lizard and Lesser Prairie Chicken (the listing decisions of which are currently subject to ongoing litigation), and where other species that potentially could be listed as threatened or endangered under the ESA may exist. Additionally, under the Biden administration, the U.S. Fish and Wildlife Service ("USFWS") and the National Marine Fisheries Service ("NMFS") issued several rules reversing Trump-era changes to the ESA's implementing regulations that limited designations of an unoccupied habitat as a critical habitat, removed the automatic extension of endangered-level protections to threatened species, and limited the reach of foreseeable effects considered in agency decision-making, among other changes. In April 2024, these agencies also issued a final rule allowing for the use of mitigation offsets in the context of federal agency action consultations. It is possible these developments could, in the future, affect our operations if the areas in which we operate are designated as critical or suitable habitat. It is also possible, though uncertain, that USFWS and NMFS pursue rulemakings to reinstate the changes to the ESA implementing regulations made during the first Trump administration under the current Trump administration. Moreover, legislation to reform certain aspects of the ESA is currently under consideration in Congress. Included among the currently proposed reforms are provisions to protect private lands enrolled in voluntary conservation programs from being designated as critical habitat.

In addition, there is some uncertainty as to the scope of the MBTA. In October 2021, USFWS issued a final rule revoking a Trump-era regulation that narrowed protections for migratory birds. However, several U.S. Courts of Appeals, including the 5th Circuit, whose jurisdiction includes Texas, have ruled that the MBTA's protections are narrower than the breadth provided in current federal law and enforcement of the MBTA is limited accordingly in those jurisdictions.

The identification or designation of previously unprotected species as threatened or endangered in areas where underlying property operations are conducted could cause us to incur increased costs arising from species protection measures, time delays or limitations on our exploration and production activities, which could have an adverse impact on our ability to develop and produce reserves. If we were to have a portion of our leases designated as critical or suitable habitat, it could adversely impact the value of our leases.

Occupational Safety and Public Right-to-Know Regulations

We are subject to the requirements of the Occupational Safety and Health Act, as implemented by the Occupational Safety and Health Administration ("OSHA"), and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, OSHA's hazard communication standard, the Emergency Planning and Community Right-to-Know Act, the EPA's Risk Management Program rule and comparable state statutes and their implementing regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens.

Related Permits and Authorizations

Many environmental laws require us to obtain permits or other authorizations from state and/or federal agencies before initiating certain drilling, construction, production, operation or other activities and to maintain these permits and compliance with their requirements for ongoing operations. These permits are generally subject to protest, appeal or litigation, which can in certain cases delay or halt projects and cease production or operation of wells, pipelines and other operations.

Related Insurance

We maintain insurance against some risks associated with above or underground contamination that may occur as a result of our development activities. However, this insurance is limited to activities at the well site and there can be no assurance that this insurance will continue to be commercially available or that this insurance will be available at premium levels that justify its purchase by us. The occurrence of a significant event that is not fully insured or indemnified against could have a materially adverse effect on our financial condition and operations.

Human Capital Resources

We aim to attract and retain top-tier talent in the oil and gas sector and empower our employees to be innovators in our industry. As of December 31, 2024, we had 482 total employees. In addition, we hire independent contractors on an as needed basis and maintain an at-will employment relationship with our employees, without collective bargaining agreements or contracts guaranteeing ongoing employment.

We believe that our employees give us a sustainable competitive advantage, and we understand the need to attract, retain and develop the best team possible. We provide fair and competitive wages to assist in retention of our top talent, and our compensation programs are integrated with our overall business strategies to incentivize performance and maximize shareholder returns. In addition, we conduct an equitable pay analysis at least annually to ensure that we are adequately and fairly compensating all employees based on their experience and performance. We offer a variety of programs that are designed to retain our employees and also provide opportunities to grow their professional careers while continuing to deliver value to the company. Additionally, we maintain a comprehensive suite of benefits that provide our employees with various options including retirement, health and wellness, and life and disability plans.

We are committed to a highly qualified workforce because we believe employees with different skillsets, experiences and interests drive superior results. This commitment extends to our hiring, developing and promoting practices, which recognize our employees for all their capabilities and contributions to the Company.

We strive to promote a safe and healthy working environment, prioritizing the safety and well-being of our employees, contractors, the public, and the environment in the communities where we operate. Through frequent training sessions and monthly safety meetings, we equip our field employees with the knowledge and tools to mitigate risks and uphold our strong safety culture. While we have consistently excelled in health, safety, and environmental performance, maintaining an impressive record of minimal workplace incidents, we remain vigilant. Any workplace injury reinforces the need for ongoing safety awareness and enhanced protocols to prevent future occurrences.

Offices

Our principal executive offices are located at 300 N. Marienfeld Street, Suite 1000, Midland, Texas, 79701, and our telephone number is (432) 695-4222. We also have office space in Carlsbad, New Mexico; Denver, Colorado; Eunice, New Mexico; Gardendale, Texas; Greenwood, Texas; Pecos, Texas; San Angelo, Texas; and Woodlands, Texas.

Available Information

Our internet website address is www.permianres.com. We routinely post important information for investors on our website. Within our website's investor relations section, we make available free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with or furnished to the SEC under applicable securities laws. These materials are made available as soon as reasonably practical after we electronically file such materials with or furnish such materials to the SEC. Information on our website is not incorporated by reference into this Annual Report and should not be considered part of this document.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

ITEM 1A. RISK FACTORS

You should carefully consider the following risk factors together with all of the other information included in this Annual Report and our other reports filed with the SEC before investing in our securities. The occurrence of one or more of these risks could materially and adversely affect our business, our financial condition, and the results of our operations, which in turn could negatively impact the value of our securities.

Risks Related to Commodity Prices

Commodity prices are volatile, and a sustained period of low commodity prices for oil, natural gas and NGLs could adversely affect our business, financial condition and results of operations.

The prices we receive for our oil, natural gas and NGLs heavily influence our revenue, cash flows, profitability, access to capital, future rate of growth and carrying value of our properties. Oil, natural gas and NGLs are commodities, and their prices may fluctuate widely in response to relatively minor changes in the actual and expected supply of and demand for oil, natural gas and NGLs and market uncertainty. Historically, oil, natural gas and NGL prices have been volatile and subject to fluctuations relating to a variety of additional factors that are beyond our control, including:

- worldwide and regional economic conditions impacting the global supply of and demand for oil, natural gas and NGLs;
- the price and quantity of foreign imports of oil, natural gas and NGLs;
- political and economic conditions in or affecting other producing regions or countries, including the Middle East, Russia, Eastern Europe, Africa and South America;
- actions of OPEC, its members and other state-controlled oil companies relating to oil price and production controls;
- actions of U.S., European Union and other governments and governmental organizations relating to Russia's oil, natural gas and NGLs, including through sanctions, import restrictions and commodity price caps;
- actions of U.S. producers, and independent producers operating in other countries, relating to production levels;
- political, economic and other conditions that affect perceived or actual demand for oil, natural gas and NGLs, including international conflict, trade disputes, the imposition of tariffs or sanctions and global health concerns;
- the level of global exploration, development, production, and inventories;
- actions of U.S. and other governments to strategically release oil, natural gas and NGLs from strategic reserves;
- the availability of refining and storage capacity;
- prevailing prices on local price indexes in the area in which we operate;
- the proximity, capacity, cost and availability of gathering and transportation facilities;
- the cost of exploring for, developing, producing and transporting reserves;
- weather conditions and other natural disasters, including winter storms, hurricanes, droughts, fires, earthquakes, flooding and tornadoes;
- terrorist attacks and cybersecurity risks targeting oil and natural gas related facilities and infrastructure;
- technological advances affecting fuel economy, energy supply and energy consumption;
- the effect of energy conservation measures, alternative fuel requirements and the price and availability of alternative fuels;
- laws, regulations and taxes in the U.S. and in foreign jurisdictions that impact the demand for oil, natural gas and NGLs;
- shareholder activism or activities by non-governmental organizations to restrict the exploration and production of oil and natural gas so as to minimize emissions of carbon dioxide and methane GHGs or otherwise;
- localized and global supply and demand fundamentals; and
- expectations about future commodity prices.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil, natural gas and NGL price movements with any certainty.

A sustained or extended decline in commodity prices may result in a shortfall in our expected revenues and cash flows and require us to reduce capital spending or borrow funds to cover any such shortfall. If we are unable to obtain needed capital or financing on satisfactory terms, our ability to develop future reserves could be adversely affected. Also, using lower prices in estimating proved reserves may result in a reduction in proved reserve volumes due to economic limits. In addition, sustained periods of low commodity prices for oil and natural gas and the resultant effect such prices may have on our drilling economics and our ability to raise capital may require us to re-evaluate and postpone, moderate or eliminate our planned drilling and completions operations, or suspend production from current wells, which could result in the reduction of our expected production and some of our proved undeveloped reserves and related standardized measure. If we moderate or curtail our drilling, completion or production operations, we may be unable to continue to hold leases that are scheduled to expire, which may further reduce our reserves. As a result, a sustained or extended decline in commodity prices may materially and adversely affect our future business, financial condition, results of operations, liquidity and ability to finance planned capital expenditures.

If commodity prices decrease to a level such that our future undiscounted cash flows from our properties are less than their carrying value, we may be required to take write-downs of the carrying values of our properties.

Accounting guidance requires that we periodically review the carrying value of our properties for possible impairment. Based on prevailing commodity prices and specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write-down the carrying value of our properties. A write-down constitutes a non-cash charge to earnings. A sustained or extended decline in commodity prices could require that we recognize impairments of our properties, which could have a material adverse effect on our results of operations for the periods in which such charges are taken.

Risks Related to Our Reserves, Leases and Drilling Locations

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

The process of estimating oil and natural gas reserves is complex. In order to prepare reserve estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, seismic, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as commodity prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Any significant inaccuracies in our interpretations of this technical data or in making our assumptions could materially affect the estimated quantities and present value of our reserves.

Actual future production, commodity prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary from our estimates. For instance, initial production rates reported by us or other operators may not be indicative of future or long-term production rates, our recovery efficiencies may be worse than expected, and production declines may be greater than our estimates and may be more rapid and irregular when compared to initial production rates. In addition, we may adjust reserve estimates to reflect additional production history, results of development activities, current commodity prices and other existing factors. Any significant variance could materially affect the estimated quantities and present value of our reserves.

You should not assume that the present value of future net revenues from our reserves is the current market value of our estimated reserves. We generally base the estimated discounted future net cash flows from reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate. Our estimated proved reserves as of December 31, 2024, and related standardized measure were calculated under rules of the SEC using twelve-month trailing average benchmark prices of $71.96 per barrel of oil (WTI Posted) and $2.13 per MMBtu (Henry Hub spot), which may be substantially higher or lower than the available spot prices in 2024. For example, if the crude oil and natural gas prices used in our year-end reserve estimates were to increase or decrease by 10%, our proved reserve quantities at December 31, 2024 would increase by 26.0 MMBoe (2.5%) or decrease by 27.1 MMBoe (2.6%), respectively, and the pre-tax PV 10% of our proved reserves would increase by $2.1 billion (19%) or decrease by $1.4 billion (13%).

Unless we replace our reserves with new reserves and develop those reserves, our reserves and production will decline, which would adversely affect our future cash flows and results of operations.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Unless we conduct successful ongoing exploration and development activities or continually acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Our future reserves and production, and therefore our future cash flows and results of operations, are highly dependent on our success in efficiently developing our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire sufficient additional reserves to replace our current and future production, particularly because competition in the oil and natural gas industry is intense, and many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours. If we are unable to replace our current and future production, the value of our reserves will decrease, and our business, financial condition and results of operations would be materially and adversely affected.

Our use of seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results of our drilling operations.

Even when properly used and interpreted, seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. As a result, our drilling activities may not be successful or economical. In addition, the use of advanced technologies, such as 3-D seismic data, requires greater pre-drilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures.

The development of our estimated PUDs may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated PUDs may not be ultimately developed or produced.

As of December 31, 2024, 27% of our total estimated proved reserves were classified as proved undeveloped. Development of these proved undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Delays in the development of our reserves, increases in costs to drill and develop such reserves or decreases in commodity prices will reduce the value of our estimated PUDs and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause us to have to reclassify our PUDs as unproved reserves. Further, we may be required to write-down our PUDs if we do not drill those wells within five years after their respective dates of booking.

Certain of our undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage, the primary term is extended through continuous drilling provisions or the leases are renewed.

As of December 31, 2024, over 96% of our total net acreage was held by production. The leases for our net acreage not held by production will expire at the end of their primary term unless production is established in paying quantities under the units containing these leases, the leases are held beyond their primary terms under continuous drilling provisions or the leases are renewed. Some of our leases also expire as to certain depths if continuous drilling obligations are not met. If our leases expire in whole or in part and we are unable to renew the leases, we will lose the right to develop the related properties. Our ability to drill and develop these locations depends on a number of uncertainties, including commodity prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals and other factors.

In the future, we may shut-in some or all of our production depending on market conditions, storage or transportation constraints and contractual obligations, and any prolonged shut-in of our wells could result in the expiration, in whole or in part, of the related leases, which could adversely affect our reserves, business, financial condition and results of operations.

Our identified drilling locations are scheduled out over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

We have specifically identified and scheduled certain drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. These drilling locations represent a significant part of our business strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including commodity prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, availability of gathering or transportation facilities, access to and availability of water sourcing and distribution systems, regulatory approvals, including permitting, and other factors. Because of these uncertain factors, we do not know if the numerous identified drilling locations will ever be drilled or if we will be able to produce natural gas or oil from these or any other drilling locations. In addition, unless production is established within the spacing units covering the undeveloped acres on which some of the drilling locations are obtained, the leases for such acreage will expire. As such, our actual drilling activities may materially differ from those presently identified.

Properties that we decide to drill may not yield oil or natural gas in commercially viable quantities.

Properties that we decide to drill that do not yield oil or natural gas in commercially viable quantities will adversely affect our results of operations and financial condition. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or be economically viable. The use of micro-seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects.

Risks Related to Our Operations

Our development and acquisition projects require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our ability to access or grow production and reserves.

The oil and natural gas industry is capital-intensive. We make and expect to continue to make substantial capital expenditures related to development and acquisition projects. Historically, we have funded our capital expenditures with cash flows from operations, borrowings under OpCo's revolving credit facility, proceeds from offering debt and equity securities and divestitures of non-core assets, and we intend to finance our future capital expenditures in a similar fashion. When we finance our capital expenditures through indebtedness, a portion of our cash flows from operations must be used to pay interest and principal on the indebtedness, which reduces our ability to use cash flows from operations to fund working capital, capital expenditures and acquisitions. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, oil, natural gas and NGL prices; actual drilling results; the availability of drilling rigs and other services and equipment; and regulatory, technological and competitive developments.

Our cash flow from operations and access to capital are subject to a number of variables, including:

- the prices at which our production is sold;
- our proved reserves;
- the level of hydrocarbons we are able to produce from existing wells;
- our ability to acquire, locate and produce new reserves;
- the levels of our operating expenses; and
- our ability to borrow under OpCo's revolving credit facility and to access the capital markets.

If our revenues or the borrowing base under OpCo's revolving credit facility decrease as a result of lower oil, natural gas and NGL prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on terms acceptable to us, if at all. If cash flow generated by our operations or available borrowings under OpCo's revolving credit facility are not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our properties. This, in turn, could lead to a decline in our reserves and production, and could materially and adversely affect our business, financial condition and results of operations.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations. Additionally, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.

Our future financial condition and results of operations will depend on the success of our development, acquisition and production activities, which are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil and natural gas production. In addition to the risks we face in drilling for and producing oil and natural gas, some factors that may directly or indirectly negatively impact our scheduled operations:

- lack of available gathering or transportation facilities or delays in constructing such facilities;
- abnormal pressure or irregularities in geological formations;
- shortages of or delays in obtaining equipment, qualified personnel, materials or resources;
- equipment failures, accidents or other unexpected operational events;
- delays imposed by or resulting from compliance with laws, regulations or litigation, including limitations resulting from wastewater disposal, emission of GHGs and limitations on hydraulic fracturing;
- environmental hazards, such as oil and natural gas leaks, oil spills, pipeline and tank ruptures and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases or other pollutants into the surface and subsurface environment;
- natural disasters and other weather events;
- personal injuries and death;
- terrorist attacks and cybersecurity risks targeting oil and natural gas related facilities and infrastructure;
- limited availability of financing at acceptable terms;
- title problems; and
- limitations in the market for oil and natural gas.

We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events, including those operating risks listed above, could materially and adversely affect our business, financial condition or results of operations. We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Many of our properties are in areas that may have been partially depleted or drained by offset wells and certain of our wells may be adversely affected by actions other operators may take when drilling, completing, or operating wells that they own.

Many of our properties are in areas that may have already been partially depleted or drained by earlier offset drilling. The owners of leasehold interests adjoining any of our properties could take actions, such as drilling and completing additional wells, which could adversely affect our operations. When a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids toward the new wellbore (and potentially away from existing wellbores). As a result, the drilling and production of these potential locations could cause a depletion of our proved reserves and may inhibit our ability to further develop our proved reserves. In addition, completion operations and other activities conducted on adjacent or nearby wells could cause production from our wells to be shut in for indefinite periods of time, could result in increased lease operating expenses and could adversely affect the production and reserves from our wells after they re-commence production. We have no control over the operations or activities of offsetting operators.

Part of our strategy involves using some of the latest available horizontal drilling and completion techniques, which involve risks and uncertainties in their application.

Our operations involve utilizing some of the latest drilling and completion techniques as developed by us and our service providers. Risks that we face while drilling horizontal wells include:

- landing a wellbore in the desired drilling zone;
- staying in the desired drilling zone while drilling horizontally through the formation; and
- spacing the wells appropriately to maximize production rates and recoverable reserves.

Risks that we face while completing wells include:

- the ability to fracture stimulate the planned number of stages;
- the ability to run tools the entire length of the wellbore during completion operations; and
- the ability to prevent unintentional communication with other wells.

If our drilling results are less than anticipated, the return on our investment for a particular project may not be as attractive as anticipated, and we could incur material write-downs of unevaluated properties and the value of our undeveloped acreage could decline in the future.

Our operations are substantially dependent on the availability of water. Restrictions on our ability to obtain water may have an adverse effect on our financial condition, results of operations and cash flows.

Water is an essential component of deep shale oil and natural gas production during both the drilling and hydraulic fracturing processes. Drought conditions have persisted in certain portions of Texas and New Mexico in past years. These drought conditions have led some local water districts to restrict the use of water subject to their jurisdiction for hydraulic fracturing to protect local water supplies. Where practicable, we strive to use recycled water for our hydraulic fracturing operations. If we are unable to obtain water from water suppliers or our recycling operations, it may need to be obtained from non-local sources and transported to drilling sites, resulting in increased costs, or we may be unable to economically drill for or produce oil and natural gas, each of which could have an adverse effect on our financial condition, results of operations and cash flows.

Our ability to produce crude oil, natural gas and NGLs economically and in commercial quantities could be impaired if we are unable to recycle or dispose of the produced water we produce in an economical and environmentally safe manner.

Our operations could be impaired if we are unable to recycle or dispose of the produced water we generate in an economical and environmentally safe manner. Where practicable, we strive to recycle produced water for our future oil and gas operations. Produced water that is not recycled is generally disposed in disposal wells that are operated by us or third-party contractors. Some studies have linked earthquakes or induced seismicity in certain areas to underground injection of produced water resulting from oil and gas activities, which has led to increased public and governmental scrutiny of injection safety. For instance, in response to concerns regarding induced seismicity, regulators in Texas have adopted rules governing the permitting or re-permitting of wells used to dispose of produced water and other fluids resulting from the production of oil and gas. Among other things, these rules require companies seeking permits for disposal wells to provide seismic activity data in permit applications, provide for more frequent monitoring and reporting for certain wells and allow the state to modify, suspend or terminate permits on grounds that a disposal well is likely, or determined, to be causing seismic activity. Please refer to *Regulation of the Oil and Natural Gas*

Industry in Part I, Items 1 and 2 of this Annual Report for further discussion regarding regulations affecting the handling and disposal of produced water.

Another potential consequence of produced water disposal activities and seismic events are lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. Such developments could result in additional regulation and restrictions on our use of injection wells or commercial disposal wells to dispose of produced water. Increased regulation and attention given to water disposal and induced seismicity could also lead to greater opposition, including litigation, to limit or prohibit oil and gas activities utilizing injection wells for produced water disposal. Any one or more of these developments may result in limitations on disposal well volumes, disposal rates and pressures or locations, require us or our vendors to shut down or curtail the injection into disposal wells, or cause delays, interruptions or termination of our operations, which events could have a material adverse effect on our business, financial condition and results of operations.

Our producing properties are concentrated in the Permian Basin, making us vulnerable to risks associated with operating in a single geographic area.

Our producing properties are geographically concentrated in West Texas and New Mexico in the Permian Basin. At December 31, 2024, all of our total estimated proved reserves were attributable to properties located in this area. As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, processing or transportation capacity constraints, market limitations, availability of equipment and personnel, water shortages, regional power outages or other drought or extreme weather related conditions or interruption of the processing or transportation of oil, natural gas or NGLs. In addition, the effect of fluctuations on supply and demand may become more pronounced within specific geographic oil and natural gas producing areas such as the Permian Basin, which may cause these conditions to occur with greater frequency or magnify the effects of these conditions. Due to the concentrated nature of our portfolio of properties, a number of our properties could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified portfolio of properties. Such delays or interruptions could have a material adverse effect on our financial condition and results of operations.

The marketability of our production is dependent upon transportation and other facilities, most of which we do not control. If these facilities are unavailable, or if we are unable to access these facilities on commercially reasonable terms, our operations could be interrupted and our revenues reduced.

The marketability of our oil, natural gas and NGLs production depends in part upon the availability, proximity and capacity of transportation facilities owned by third parties. Our oil, natural gas and NGLs production is generally transported from the wellhead by gathering systems that are either owned by us or third-party midstream companies. In general, we do not control the transportation of our production and our access to transportation facilities may be limited or denied. In some instances, we have contractual guarantees relating to the transportation of our production through firm transportation arrangements, but third-party systems may be temporarily unavailable due to pressure limitations, market conditions, mechanical failures, accidents or other reasons. Insufficient production from our wells to support the construction of pipeline facilities by our purchasers or third-party midstream companies or a significant disruption in the availability of our or third-party transportation facilities or other production facilities could adversely impact our ability to deliver to market or produce our oil, natural gas and NGLs and thereby cause a significant interruption in our operations. If, in the future, we are unable, for any sustained period, to implement acceptable delivery or transportation arrangements, we may be required to shut in or curtail production or flare our natural gas. If we were required to shut-in wells, we might also be obligated to pay certain demand charges for gathering and processing services and firm transportation charges for pipeline capacity we have reserved. Any such shut-in or curtailment, or an inability to obtain favorable terms for delivery of the oil, natural gas and NGLs produced from our fields, would materially and adversely affect our financial condition and results of operations.

We have entered into multi-year agreements with some of our suppliers, service providers and the purchasers of our oil and natural gas, which contain minimum volume commitments. Any failure by us to satisfy the minimum volume commitments could lead to contractual penalties that could adversely affect our results of operations and financial position.

We have entered into certain multi-year supply and service agreements associated with energy and frac sand purchase agreements and have long-term agreements in place for drilling rigs, office rentals and other wellhead equipment. We also have various multi-year agreements that relate to the sale, transportation or gathering of our oil, natural gas and NGLs and may in the future enter into multi-year agreements for contracts for other services. Some of these agreements contain minimum volume commitments that we must satisfy or contractual penalties in the form of volume deficiencies or other remedies may apply. As of December 31, 2024, our aggregate long-term contractual obligation under these agreements was $396.1 million, which represents the gross minimum obligation but does not include amounts that may be due under certain contracts that contain variable pricing or volumetric components as the future obligations cannot be determined. Further information about these agreements can be found at *Delivery Commitments* under Part I, Items 1 and 2 and *Note 14—Commitments and Contingencies* under Part II, Item 8 of this Annual Report. Any failure by us to satisfy the minimum volume commitments in these agreements could adversely affect our results of operations and financial position.

The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our development plans within our budget and on a timely basis.

The demand for drilling rigs, pipe and other equipment and supplies, as well as for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry, can fluctuate significantly, often in correlation with commodity prices, causing periodic shortages. In addition, to the extent our suppliers source their products or raw materials from foreign markets, the cost of such equipment could be impacted by tariffs imposed by the United States on imported goods from countries where these goods are produced. We cannot predict whether these conditions will exist in the future and, if so, what their timing and duration will be. Such shortages or cost increases could delay or cause us to incur significant expenditures that are not provided for in our capital budget, which could have a material adverse effect on our business, financial condition or results of operations.

We could experience periods of higher costs if commodity prices rise. These increases could reduce our profitability, cash flow and ability to complete development activities as planned.

Historically, our capital and operating costs have risen during periods of increasing oil, natural gas and NGL prices. These cost increases result from a variety of factors beyond our control, such as increases in the cost of electricity, steel and other raw materials that we and our vendors rely upon; increased demand for labor, services and materials as drilling activity increases; and increased tariffs and comparative taxes. Such costs may rise faster than increases in our revenue as commodity prices rise, thereby negatively impacting our profitability, cash flows and ability to complete development activities as scheduled and on budget. This impact may be magnified to the extent that our ability to participate in the commodity price increases is limited by our derivative activities.

We depend upon a small number of significant purchasers for the sale of most of our oil, natural gas and NGL production.

We normally sell production to a relatively small number of customers, as is customary in our business. See *Note 1—Basis of Presentation and Summary of Significant Accounting Policies* under Part II, Item 8 of this Annual Report for significant purchasers that accounted for more than 10% of our revenues for the years ended December 31, 2024, 2023 and 2022. The loss of any of our major purchasers could materially and adversely affect our revenues in the near-term.

We may incur losses as a result of title defects in the properties in which we invest.

The existence of a material title deficiency can render a lease worthless and can adversely affect our results of operations and financial condition. While we typically obtain title opinions prior to commencing drilling operations on a lease or in a unit, the failure of title may not be discovered until after a well is drilled, in which case we may lose the lease and the right to produce all or a portion of the minerals under the property.

Multi-well pad drilling may result in volatility in our operating results.

We utilize multi-well pad drilling where practical. Because wells drilled on a pad are not brought into production until all wells on the pad are drilled and completed and the drilling rig is moved from the location, multi-well pad drilling delays the commencement of production from a given pad, which may cause volatility in our operating results. In addition, problems affecting one pad could adversely affect production from all wells on such pad. As a result, multi-well pad drilling can cause delays in the scheduled commencement of production or interruptions in ongoing production.

We may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may disrupt our business and hinder our ability to grow.

We intend to pursue a strategy focused on both reinvestment and future acquisitions. As part of this strategy, we intend to make future acquisitions of assets or businesses that complement or expand our current business. The successful acquisition of producing properties requires an assessment of several factors, including:

- recoverable reserves;
- future commodity prices and their applicable differentials;
- operating costs; and
- potential environmental and other liabilities.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an "as is" basis. Furthermore, no assurance can be given that we will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. In addition, debt agreements impose certain limitations on our ability to enter into mergers or combination transactions and our ability to incur certain indebtedness, which could indirectly limit our ability to engage in certain acquisition activities.

The success of any completed acquisition will depend on our ability to integrate effectively the acquired business, asset or property into our existing operations. The process of integrating acquired businesses, assets and properties may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. Additionally, the integration of acquisitions is a complex, costly and time-consuming process, and our management may face significant challenges in such process. Some of the factors affecting integration will be outside of our control, and any one of them could result in increased costs and diversion of management's time and energy, and could materially and adversely affect our revenues.

We are heavily dependent on our information technology systems and other digital technologies.

Our ability to effectively manage and operate our business depends significantly on information technology systems and other digital technologies. The availability and integrity of these systems and technologies are essential for us to conduct our business and operations. Any failure of these systems to operate effectively and support our operations, challenge in transitioning to new upgraded or replacement systems, difficulty in integrating systems and updates across our growing business, or a breach of these systems could materially and adversely impact the operations of our business. In addition, cybersecurity incidents, including deliberate attacks or unintentional events, have generally continued to increase in frequency and become increasingly sophisticated. The U.S. government has also issued public warnings that indicate that energy assets might be specific targets of cybersecurity threats.

Any breach of our network may result in the loss of valuable business data or critical infrastructure, misappropriation of our customers' or employees' personal information, or a disruption of our business, which could harm our customer relationships and reputation, and result in lost revenues, fines or lawsuits. Although we utilize various procedures and controls to monitor, protect against and mitigate our exposure to such threats, there can be no assurance that these procedures and controls will be sufficient in preventing such threats from materializing, particularly given the unpredictability of the timing, nature, and scope of such breaches. While we maintain insurance that covers certain cybersecurity incidents, we may not be insured for, or our insurance may be insufficient to protect us against, particular types of cybersecurity risks, and, in the future, such insurance may not continue to be available to us on reasonable terms, if at all. Furthermore, weaknesses in the cybersecurity of our vendors, suppliers, and other business partners could be used to facilitate an attack on our systems and networks.

Moreover, we must comply with increasingly evolving, complex and rigorous regulatory standards enacted to protect business and personal data. New laws and regulations governing data privacy and the unauthorized disclosure of personal or confidential information may pose compliance challenges and could elevate our costs. Any failure to comply with these laws and regulatory standards could subject us to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage to our reputation and credibility, and could have a negative impact on revenues and profits.

Although, as of the date of this Annual Report, we are not aware of any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations and financial condition; we acknowledge that cybersecurity threats are continually evolving and the possibility of future cybersecurity incidents, material or otherwise, remains. Consequently, it is possible that any such occurrences, or a combination of them, could have a material adverse effect on our business, financial condition, and results of operations. Additional information on our cybersecurity risk management, strategy and governance can be found at Part I, Item 1C of this Annual Report.

The loss of senior management or technical personnel could adversely affect operations.

We depend on the services of our senior management and technical personnel. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of our senior management or technical personnel could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Derivative Transactions, Debt and Access to Capital

Our derivative activities could result in financial losses or could reduce our earnings.

We may enter into derivative instrument contracts for a portion of our oil and natural gas production from time to time. As of December 31, 2024, we had entered into derivative contracts covering a portion of our projected oil and gas production through 2026 (refer to *Note 8—Derivative Instruments* under Part II, Item 8 of this Annual Report for a summary of our derivative instruments as of December 31, 2024). Accordingly, our earnings may fluctuate significantly as a result of changes in fair value of our derivative instruments.

Derivative instruments also expose us to the risk of financial loss in some circumstances, including when:

- production is less than the volume covered by the derivative instruments;
- there is an increase in the differential between the underlying price in the derivative instrument and actual prices received; or
- there are issues with regard to legal enforceability of such instruments.

The use of derivatives may, in some cases, require the posting of cash collateral with counterparties. If we enter into derivative instruments that require cash collateral and commodity prices or interest rates change in a manner adverse to us, our cash otherwise available for use in our operations would be reduced, which could limit our ability to make future capital expenditures and make payments on our indebtedness, and which could also limit the size of OpCo's borrowing base. Future collateral requirements will depend on arrangements with our counterparties, highly volatile commodity prices and interest rates. In addition, derivative arrangements could limit the benefit we would receive from increases in the prices for oil and natural gas, which could also have a material adverse effect on our financial condition.

Our commodity derivative contracts expose us to risk of financial loss if a counterparty fails to perform under a contract. Disruptions in the financial markets could lead to sudden decreases in a counterparty's liquidity, which could make the counterparty unable to perform under the terms of the contract, and we may not be able to realize the benefit of the contract. We are unable to predict sudden changes in a counterparty's creditworthiness or ability to perform. Even if we accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions.

Since our production is not fully hedged, and we are also exposed to fluctuations in oil, natural gas and NGL prices as it relates to the price we receive from the sale of our unhedged volumes. We intend to continue to hedge a portion of our production, but we may not be able to do so at favorable prices. Accordingly, our revenues and cash flows are subject to increased volatility with regard to these unhedged volumes, and a decline in commodity prices could materially and adversely affect our business, financial condition and results of operations.

Our leverage and debt service obligations may adversely affect our financial condition, results of operations, business prospects and our ability to make payments on our outstanding debt.

As of December 31, 2024, we had approximately $4.2 billion of total long-term debt and additional borrowing capacity of $2.5 billion under OpCo's revolving credit facility (after giving effect to $2.5 million of outstanding letters of credit), all of which would be secured if borrowed. Subject to the restrictions in the instruments governing OpCo's outstanding indebtedness (including OpCo's revolving credit facility and senior notes), OpCo and its subsidiaries may incur substantial additional indebtedness (including secured indebtedness) in the future. Although the instruments governing OpCo's outstanding indebtedness do contain restrictions on the incurrence of additional indebtedness, these restrictions will be subject to waiver and a number of significant qualifications and exceptions, and indebtedness incurred in compliance with these restrictions could be substantial.

Our current and future level of indebtedness could affect our operations in several ways, including the following:

- require us to dedicate a substantial portion of our cash flow from operations to service our existing debt, thereby reducing the cash available to finance our operations and other business activities;
- limit management's discretion in operating our business and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- increase our vulnerability to downturns and adverse developments in our business and the economy generally;
- limit our ability to access the capital markets to raise capital on favorable terms or to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate or other expenses or to refinance existing indebtedness;
- place restrictions on our ability to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations;
- make it more likely that a reduction in OpCo's borrowing base following a periodic redetermination could require OpCo to repay a portion of its then-outstanding bank borrowings;
- make us vulnerable to increases in interest rates as the indebtedness under OpCo's revolving credit facility may vary with prevailing interest rates;
- place us at a competitive disadvantage relative to our competitors with lower levels of indebtedness in relation to their overall size or less restrictive terms governing their indebtedness; and
- make it more difficult for OpCo to satisfy its obligations under its debt and increase the risk that we may default on its debt obligations.

We may not be able to generate sufficient cash to service all of OpCo's indebtedness and may be forced to take other actions to satisfy OpCo's obligations under applicable debt instruments, which may not be successful.

OpCo's ability to make scheduled payments on or to refinance its indebtedness depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit OpCo to pay the principal, premium, if any, and interest on OpCo's indebtedness.

If our cash flows and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance OpCo's indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require OpCo to comply with more onerous covenants, which could further restrict business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm OpCo's ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. The agreements governing OpCo's indebtedness restrict OpCo's ability to dispose of assets and OpCo's use of the proceeds from such disposition. OpCo may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit OpCo to meet scheduled debt service obligations.

Restrictions in OpCo's existing and future debt agreements could limit our growth and ability to engage in certain activities.

OpCo's credit agreement with a syndicate of banks that provides for a secured revolving credit facility, maturing in February 2028 (the "Credit Agreement") and the indentures governing its senior notes contain a number of significant covenants, including restrictive covenants that may limit OpCo's ability to, among other things:

- incur additional indebtedness;
- make loans to others;
- make investments;
- merge or consolidate with another entity;
- make certain payments;
- hedge future production or interest rates;
- incur liens;
- sell assets; and
- engage in certain other transactions without the prior consent of the lenders.

In addition, OpCo's Credit Agreement requires us to maintain certain financial ratios or to reduce our indebtedness if we are unable to comply with such ratios. As of December 31, 2024, we were in full compliance with such financial ratios and covenants.

The restrictions in OpCo's debt agreements may also limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictions imposed on OpCo.

If OpCo is unable to comply with the restrictions and covenants in the agreements governing its indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that OpCo has borrowed.

Any default under the agreements governing OpCo's indebtedness that is not cured or waived by the required lenders, and the remedies sought by the holders of any such indebtedness, could make OpCo unable to pay principal, premium, if any, and interest on such indebtedness. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on OpCo's indebtedness, or if OpCo otherwise fails to comply with the various covenants, including financial and operating covenants, in the agreements governing OpCo's indebtedness, OpCo could be in default under the terms of the agreements governing such indebtedness. In the event of such default:

- the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;
- the lenders under OpCo's revolving credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets; and

- we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may in the future need to obtain waivers under OpCo's revolving credit facility to avoid OpCo being in default. If OpCo breaches the covenants under its revolving credit facility and seeks a waiver, OpCo may not be able to obtain a waiver from the required lenders. If this occurs, OpCo would be in default under the revolving credit facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Any significant reduction in the borrowing base under OpCo's revolving credit facility as a result of the periodic borrowing base redeterminations or otherwise may negatively impact our ability to fund our operations.

OpCo's revolving credit facility limits the amounts OpCo can borrow up to a borrowing base amount, which the lenders, in their sole discretion, determine semiannually in the spring and fall. The borrowing base depends on, among other things, projected revenues from, and asset values of, the oil and natural gas properties securing the loan. The borrowing base will automatically be decreased by an amount equal to 25% of the aggregate notional amount of permitted senior unsecured notes OpCo may issue in the future. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under OpCo's revolving credit facility. Any increase in the borrowing base requires the consent of the lenders holding 100% of the commitments. The elected commitments are currently $2.5 billion.

In the future, we may not be able to access adequate funding under OpCo's revolving credit facility (or a replacement facility) as a result of a decrease in the borrowing base due to the issuance of new indebtedness, the outcome of a subsequent borrowing base redetermination or an unwillingness or inability on the part of lending counterparties to meet their funding obligations and the inability of other lenders to provide additional funding to cover the defaulting lender's portion. Declines in commodity prices could result in a determination to lower the borrowing base in the future and, in such case, OpCo could be required to repay any indebtedness in excess of the redetermined borrowing base. As a result, we may be unable to implement our respective drilling and development plan, make acquisitions or otherwise carry out business plans, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service OpCo's indebtedness.

If we experience liquidity concerns, we could face a downgrade in our debt ratings which could restrict our access to, and negatively impact the terms of, current or future financings or trade credit.

Our ability to obtain financing and trade credit and the terms of any financing or trade credit is, in part, dependent on the credit ratings assigned to our debt by independent credit rating agencies. We cannot provide assurance that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances so warrant. Factors that may impact our credit ratings include debt levels, planned asset purchases or sales and near-term and long-term production growth opportunities, liquidity, asset quality, cost structure, product mix and commodity pricing levels. A ratings downgrade could adversely impact our ability to access financings or trade credit and increase our borrowing costs.

Increases in interest rates could adversely affect our business.

Our business and operating results can be harmed by factors such as the availability, terms of and cost of capital, increases in interest rates, as a result of inflation or otherwise, or a reduction in credit rating. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. Recent and continuing disruptions and volatility in the global financial markets, due to the imposition of tariffs, geopolitical conflicts or otherwise, may lead to an increase in interest rates or a contraction in credit availability impacting our ability to finance operations. We require continued access to capital. A significant reduction in cash flows from operations or the availability of credit could materially and adversely affect our ability to achieve our planned growth and operating results.

Risks Related to Legislative and Regulatory Initiatives

Climate change laws and regulations restricting emissions of GHGs could increase our costs and reduce demand for the oil and natural gas we produce, while potential physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.

The threat of climate change continues to attract considerable attention in the United States and around the world. Numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor, limit, and report existing emissions of GHGs as well as to reduce such future emissions. While no comprehensive climate change legislation has been implemented at the federal level, certain federal laws, like the IRA, have been enacted to advance numerous climate-related objectives. The IRA contains hundreds of billions of dollars in incentives for the development of renewable energy, clean hydrogen, clean fuels, electric vehicles, and supporting infrastructure and carbon capture and sequestration, among other provisions. Moreover, various federal agencies have adopted climate change considerations into their rulemaking and decision-making processes and have promulgated regulations that seek to restrict, monitor, or otherwise limit

GHG emissions. International climate commitments made by political, industrial, and financial stakeholders may also impact commercial, regulatory, and consumer trends related to climate change.

In response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment, the EPA has adopted regulations pursuant to the CAA that, among other things, require PSD preconstruction and Title V operating permits for GHG emissions from certain large stationary sources, mandate monitoring and annual reporting of GHG emissions, and impose new standards for reducing methane emissions from oil and gas operations by limiting venting and flaring and implementing leak detection and repair programs. The IRA also imposes the first-ever fee on GHG emissions through a waste methane emissions charge, which the EPA has finalized regulations to implement. In May 2024, the EPA has also published a final rule expanding GHG emissions reporting obligations for certain oil and gas sector sources. While the first Trump administration took a number of actions to revise federal regulation of methane from the oil and gas sector, these actions were subsequently reversed by both the Biden administration and Congress. Moreover, in December 2023, the EPA published a final rule that established more stringent performance standards for new sources and first-time standards for existing sources under applicable agency regulations at 40 C.F.R. Part 60 for methane and VOC emissions for the crude oil and natural gas sources. The requirements imposed by this rule include enhanced leak detection and repair obligations, zero-emission requirements for certain processes and practices, "green well" completion standards, limitations on routine flaring, and a "Super Emitter Response Program" which triggers additional requirements following certain large emissions events. The BLM has also finalized a rule limiting the flaring and venting of methane emissions at oil and gas sources on federal lands. Compliance with these rules and legislation will likely require enhanced record-keeping practices, the purchase of new equipment, such as optical gas imaging instruments to detect leaks, increased frequency of maintenance and repair activities to address emissions leakage and additional personnel time to support these activities or the engagement of third-party contractors to assist with and verify compliance. Separately, the SEC published a final rule that would mandate disclosure of climate-related data, risks, and opportunities, including financial impacts, physical and transition risks, related governance and strategy, and GHG emissions by certain registrants, though the implementation of this rule is currently paused pending the outcome of legal challenges against the rule. The SEC has also, from time to time, focused additional scrutiny on existing climate-related disclosures in public filings, and there is potential for enforcement if the SEC were to allege that an issuer's existing disclosures were misleading or deficient. While legal challenges to many of the above discussed regulations are ongoing and, either the current Trump administration or Congress may also pursue rulemakings or legislation, respectively, that could repeal, revise, or otherwise limit the enforcement of these regulations and certain of the IRA's provisions, like the methane emissions charge, we cannot predict whether and when such action will be taken and the outcome and timeline for such actions may continue to be uncertain and subject to further legal challenges.

At the international level, the United Nations-sponsored Paris Agreement encourages nations to limit their GHG emissions through nationally-determined, though non-binding, reduction goals. The United States' most recent goal was to reduce its economy-wide net GHG emissions by 61 to 66 percent from 2005 levels by 2035. Recent Conferences of the Parties have resulted in reaffirmations of the objectives of the Paris Agreement, calls for parties to eliminate certain fossil fuel subsidies and pursue reductions in non-carbon dioxide GHG emissions, agreements to transition away from fossil fuels in energy systems and increase renewable energy capacity, financial commitments to fund energy transition efforts in developing countries, and similar initiatives, though none legally binding. However, in January 2025, President Trump initiated the United States' withdrawal from the Paris Agreement and ordered the revocation of any related financial commitments. The impacts of the United States' withdrawal and other existing or future climate-related orders, pledges, agreements or any legislation or regulation promulgated in connection with the Paris Agreement, the Global Methane Pledge, or other international conventions cannot be predicted at this time. Further, state and local governments, financial institutions, and industry groups may elect to continue participating in international climate-related initiatives.

Please refer to *Regulation of the Oil and Natural Gas Industry* in Part I, Items 1 and 2 of this Annual Report for further discussion on the topics referenced above and additional information on existing and proposed laws, regulations, treaties and international pledges intended to address GHGs and other climate change issues. Existing and future laws and regulations relating to climate change and GHG emissions could increase our costs, reduce demand for our products, limit our growth opportunities, impair our ability to develop our reserves and have other adverse effects on our business. Additionally, increasing concentrations of GHGs in the Earth's atmosphere may lead to changes in climate patterns that have significant physical effects, such as increasing frequency and severity of storms, fires, droughts, floods, and chronic shifts in temperature and precipitation patterns. These effects could adversely impact our assets and operations or those of our customers or suppliers. Litigation risks related to climate change have also increased in recent years as various states, municipalities, and other plaintiffs have brought suit against certain fossil fuel sector companies alleging either that the companies created public nuisances through their role in producing fuel or energy, the emissions resulting from the use of which contributed to climate change effects, or defrauded their investors by failing to adequately disclose the adverse climate change impacts those companies were aware of for some time. Though we have not been subject of such a lawsuit, any involvement in such could adversely affect our financial results. Finally, climate change concerns could impact our stock price and access to capital as certain stockholders, bondholders, and institutional lenders have elected to shift their investments to less carbon-intensive industries. Many U.S. and international banks have also made "net zero" emission commitments or signed-on to initiatives related to reducing GHG emissions. Any reduction in the availability of capital for us or our customers and suppliers could adversely impact our operations and financial performance.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells and adversely affect our production.

Hydraulic fracturing is an important and common practice that is used to stimulate production of oil and/or natural gas from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants and chemicals under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate production. We regularly use hydraulic fracturing as part of our operations. Hydraulic fracturing is typically regulated by state oil and natural gas commissions, but the EPA and other federal agencies have asserted regulatory authority over aspects of the process. In addition, Congress has from time to time considered legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. It is unclear how any additional federal regulation of hydraulic fracturing activities may affect our operations.

Certain governmental reviews are either underway or being proposed that focus on environmental aspects of hydraulic fracturing practices. The CEQ is coordinating an administration-wide review of hydraulic fracturing practices. Additionally, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The EPA report concluded that hydraulic fracturing activities have not led to widespread, systemic impacts on drinking water resources in the United States, although there are above-and-below ground mechanisms by which hydraulic fracturing activities have the potential to impact drinking water resources. To date, EPA has taken no further action in response to the December 2016 report. Other governmental agencies, including the United States Department of Energy and the United States Department of the Interior, are evaluating various other aspects of hydraulic fracturing. These completed, ongoing, or proposed studies could spur initiatives to further regulate hydraulic fracturing under the federal SDWA or other regulatory mechanisms. Additionally, from time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process.

At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing activities. For example, the TRRC has issued rules that set the requirements for drilling, putting pipe down and cementing wells, testing and reporting obligations, and the disclosure of substances used in the hydraulic fracturing process. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular. State and federal regulatory agencies, including Texas, have also recently focused on a possible connection between the operation of injection wells used for natural gas and oil waste disposal and seismic activity. The TRRC has issued orders restricting the use of disposal wells it determined were likely influencing seismic activity. Separately, New Mexico has implemented protocols requiring operators to take various actions with respect to disposal wells within a specified proximity of recent seismic activity, including a requirement to limit injection rates if the seismic event in question reached a certain magnitude. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, production or development activities utilizing hydraulic fracturing or injection wells for waste disposal, which could indirectly impact our business, financial condition and results of operations. We believe that we follow applicable standard industry practices and legal requirements for groundwater protection in our hydraulic fracturing activities. Nonetheless, if new or more stringent federal, state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of development activities, and perhaps even be precluded from drilling wells.

Conservation measures, technological advances and any negative shift in market perception toward the oil and natural gas industry could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, any increase in consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices, including as a result of the renewable energy incentives contained in the IRA, could reduce demand for oil and natural gas. Additionally, the increased competitiveness of alternative energy sources (such as electric vehicles, wind, solar, geothermal, tidal, fuel cells and biofuels) could reduce demand for oil and natural gas and, therefore, our revenues.

Certain segments of the investor community have previously expressed negative sentiment towards investing in the oil and natural gas industry and some financial institutions have previously developed investment funds that expressly exclude fossil fuel and other carbon-intensive businesses based on social and environmental considerations. Furthermore, certain other stakeholders have previously pressured commercial and investment banks to stop funding oil and gas projects.

The impact of the changing demand for oil and natural gas, together with any change in investor or consumer sentiment, may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations may be exposed to significant delays, costs and liabilities as a result of environmental and occupational health and safety requirements applicable to our business activities.

Our operations are subject to stringent, complex and evolving federal, state and local laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations or otherwise relating to protection of the environment and natural resources (including threatened and endangered species and their habitats). These laws and regulations may impose numerous obligations applicable to our operations, including the acquisition of a permit or other approval before conducting regulated activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the requirement to engage in remedial measures to prevent or mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve taking difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly operated by us or facilities of third parties that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental, health and safety risks and costs or may not provide sufficient coverage if an environmental, health and safety claim is made against us. Moreover, public interest in the protection of the environment and human health has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the crude oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. In the states of New Mexico and Texas, as an example, governmental authorities are investigating the practice of flaring natural gas and it is possible that such states could implement additional volumetric or other restrictions on this practice which may require us to curtail or shut in production which otherwise is or would be flared due to the unavailability of acceptable delivery, transportation or processing arrangements. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, prospects, financial condition or results of operations could be materially adversely affected.

Restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our ability to conduct drilling activities in areas where we operate.

Oil and natural gas operations in our operating areas may be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife. Seasonal restrictions may limit our ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling is allowed. These constraints and the resulting shortages or high costs could delay our operations or materially increase our operating and capital costs. Permanent restrictions imposed to protect endangered or threatened species and their habitats could prohibit drilling in certain areas or require the implementation of expensive mitigation measures. The designation of previously unprotected species in areas where we operate as threatened or endangered could cause us to incur increased costs arising from species protection measures or could result in limitations on our activities that could have a material and adverse impact on our ability to develop and produce our reserves. Please refer to *Regulation of the Oil and Natural Gas Industry* in Part I, Items 1 and 2 of this Annual Report for further discussion on protected species regulations and developments.

A negative shift in investor sentiment towards the oil and natural gas industry and increased attention to environmental, social and governance ("ESG") and conservation matters may adversely impact our business.

Increasing attention from companies' investors, customers, employees, regulatory bodies and other stakeholders, as well as natural capital and societal expectations, on companies to address climate change, investor and societal expectations regarding voluntary ESG initiatives and disclosures, and consumer demand for alternative sources of energy may result in increased costs (including but not limited to increased costs associated with compliance, stakeholder engagement, contracting, and insurance), reduced demand for our products and our product and services, reduced profits, increased legislative and judicial scrutiny, investigations and litigation, heightened scrutiny of our statements and initiatives, and negative impacts on our stock price and access to capital markets. Increasing attention to climate change and environmental conservation, for example, may result in demand shifts for our products and additional governmental investigations and private litigation against us. To the extent that societal pressures or political or other factors are involved, it is possible that liability could be imposed on us without regard to our causation of or contribution to the asserted damage, or to other mitigating factors. Voluntary disclosures regarding ESG matters, as well as any ESG disclosures mandated by law, could result in private litigation or government investigation or enforcement action regarding the sufficiency or validity of such disclosures. In addition, failure or a perception (whether or not valid) of failure to implement ESG strategies or achieve ESG goals or commitments, including any GHG reduction or neutralization goals or commitments, could result in governmental investigations or enforcement, private litigation and damage our reputation, cause our investors or consumers to lose confidence in our Company, and negatively impact our operations.

Moreover, while we may create and publish disclosures regarding ESG matters, many of the statements in those disclosures may be on hypothetical expectations, assumptions and hypothetical scenarios that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations, assumptions and hypothetical scenarios are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying and measuring many ESG matters. Such disclosures may also be partially reliant on third-party information that we have not or cannot independently verify. Additionally, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters, and increased regulation will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor.

Certain statements or initiatives with respect to ESG matters that we may pursue or assert are increasingly subject to heightened scrutiny from the public and governmental authorities, as well as other parties. For example, the SEC has recently taken enforcement action against companies for ESG-related misconduct, including alleged "greenwashing," (*i.e.*, the process of conveying misleading information or making false claims that overstate potential ESG benefits). Certain regulators, such as the SEC and various state agencies, as well as nongovernmental organizations and other private actors have filed lawsuits under various securities and consumer protection laws alleging that certain ESG statements, goals or standards were misleading, false or otherwise deceptive. Certain employment practices and social initiatives are the subject of scrutiny by both those calling for the continued advancement of such policies, as well as those who believe they should be curbed, including government actors, and the complex regulatory and legal frameworks applicable to such initiatives continue to evolve. More recent political developments could mean that the Company could face increasing criticism or litigation risks from certain "anti-ESG" parties. Such sentiment may focus on environmental commitments (such as reducing GHG emissions). Consideration of ESG-related factors in the Company's decision-making could be subject to increasing scrutiny and objection from such anti-ESG parties. We cannot be certain of the impact of such regulatory, legal and other developments on our business. Accordingly, there may be increased costs related to reviewing, implementing and managing such policies, as well as compliance and litigation risks based both on positions we do or do not take, or work we do or do not perform.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. While such ratings do not impact all investors' investment or voting decisions, unfavorable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward us and to the diversion of investment to other industries, which could have a negative impact on our stock price and our or our access to and costs of capital. Also, institutional lenders may, of their own accord, decide not to provide funding for fossil fuel industry companies based on climate change, natural capital, or other ESG related concerns, which could affect our or our access to capital for potential growth projects. Moreover, to the extent ESG matters negatively impact our or the fossil fuel industry's reputation, we may not be able to compete as effectively to recruit or retain employees, which may adversely affect our operations.

Any restrictions on oil and natural gas development on federal lands has the potential to adversely impact our operations.

We possess leases which are granted by the federal government and administered by the BLM, a federal agency. Operations we conduct on federal leases must comply with numerous additional statutory and regulatory restrictions. These leases contain relatively standardized terms requiring compliance with detailed regulations. Under certain circumstances, the BLM may require operations on federal leases to be suspended or terminated. Any such suspension or termination of our leases could adversely impact the results of our operations.

Federal leasing and permitting programs for oil and natural gas development on federal lands have been, from time to time, subject to suspension or cancellation by executive order, subject to litigation by third parties, or otherwise restricted by federal action. For example, the Biden administration issued a 20-year ban on new oil and gas leasing within a 10-mile radius of Chaco Culture National Historical Park in Northern New Mexico in June 2023. Additionally, the IRA legislated changes to the fiscal terms of federal oil and gas leases, increasing fees, rents, royalties, and bonding requirements, all of which have been implemented pursuant to a finalized BLM rule. The BLM has also finalized a rule that would require operators to limit venting and flaring from well sites on federal lands and require operators require operators to submit a methane waste minimization plan or self-certification statement committing the operator to capture 100% of the gas produced from a well and pay royalties on lost gas as part of the permit application process, though the rule became effective in June 2024, its implementation remains paused in Texas (among other states) pending litigation. While we cannot predict the ultimate impact of these changes or whether federal agencies will implement further reforms, any revisions to the federal leasing or permitting process that make it more difficult for us to pursue operations on federal lands may adversely impact our operations. However, any such adverse regulatory developments are expected to have no more than a minimal impact on our results, given our limited exposure of leases on federal lands. Additionally, the actions the Trump administration will take with respect to oil and gas leasing on federal lands cannot be predicted at this time, though any such actions may be subject to litigation.

In addition to administrative and policy risks, operations on federal lands also face litigation risks. Ongoing litigation related to the federal oil and gas leasing program may impact our federal oil and gas leases, which in turn could impact our results of operations. For example, a June 2022 settlement approved by a federal district court in Washington, D.C., obligated the BLM to redo its environment reports under NEPA for all oil and gas leases sold between 2015 and 2020, including leases in New Mexico. The settlement stemmed from a 2016 lawsuit alleging that the BLM was not properly accounting for the cumulative climate impacts of its federal leasing program. Separately, there is a risk that authorizations required for existing operations may be delayed to the point that it causes a business disruption, and we cannot guarantee that further action will not be taken to curtail oil and natural gas development on federal land. For example, certain lawmakers previously have proposed to reduce or ban further leasing on federal lands or to adopt further restrictions for same. To the extent such legislation is enacted, it may adversely impact our operations, which could negatively impact our financial performance. Please refer to *Regulation of the Oil and Natural Gas Industry* in Part I, Items 1 and 2 of this Annual Report for further discussion of the regulations affecting our operations on federal lands.

Tax laws and regulations may change over time, and any such changes could adversely affect our business and financial condition.

From time to time, federal and state level legislation has been proposed that, if enacted into law, would make significant changes to tax laws, including to certain key U.S. federal and state income tax laws affecting the oil and natural gas industry. Such proposed legislation has included, but has not been limited to, (i) eliminating the immediate deduction for intangible drilling and development costs, (ii) repealing the percentage depletion allowance for oil and natural gas properties, (iii) extending the amortization period for certain geological and geophysical expenditures, (iv) eliminating certain other tax deduction and relief previously available to oil and natural gas companies and (v) increasing the U.S. federal income tax rate applicable to corporations like us. No accurate prediction can be made as to whether any such legislative changes will be proposed or enacted in the future or, if enacted, what the specific provisions or the effective date of any such legislation would be. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal and state income tax laws could adversely affect our business, results of operations, financial condition and cash flow.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws, regulations and rules enacted by national, regional and local governments and NYSE. In particular, we are required to comply with certain SEC, NYSE and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time, including as a result of new policies and priorities by the Trump administration, and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

Risks Related to Our Common Stock and Capital Structure

Our cash flow is dependent upon the ability of our operating subsidiaries to make cash distributions to us, the amount of which will depend on various factors.

We are a holding company and have no material assets other than our equity interest in OpCo, and we do not have any independent means of generating revenue. The amount of cash that our operating subsidiaries can distribute each quarter principally depends upon the amount of cash generated from operations, which may fluctuate from quarter to quarter based on, among other things:

- the amount of oil and natural gas our operating subsidiaries produce from existing wells;
- market prices of oil, natural gas and NGLs;
- any restrictions on the payment of distributions contained in covenants in OpCo's revolving credit facility;
- our operating subsidiaries' ability to fund their drilling and development plans;

- the levels of investments in each of our operating subsidiaries, which may be limited and disparate;

- the levels of operating expenses, maintenance expenses and general and administrative expenses;

- regulatory action affecting the supply of, or demand for, oil, natural gas and NGLs, and operating costs and operating flexibility;

- prevailing economic conditions; and

- adverse weather conditions and natural disasters.

To the extent that we need funds and OpCo or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any current or future indebtedness agreements or the Seventh Amended and Restated Limited Liability Company Agreement of OpCo, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Moreover, because we have no independent means of generating revenue, our ability to make tax payments is dependent on the ability of OpCo to make distributions to us in an amount sufficient to cover our tax obligations and other applicable obligations. This ability, in turn, may depend on the ability of OpCo's subsidiaries to make distributions to it. The ability of OpCo, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by OpCo or its subsidiaries and other entities in which it directly or indirectly holds an equity interest.

If we experience any material weakness or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial reporting, which would harm our business and the value of our Class A Common Stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to maintain internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which includes furnishing a report by management on, among other things, the effectiveness of our internal controls and whether management has identified any material weaknesses therein. Any failure to maintain effective internal controls, or difficulties encountered in implementing or improving internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the value of our Class A Common Stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent a right to receive, common stock. Any issuance of additional shares of our common stock or convertible securities will dilute the ownership interest of our common stockholders. Sales of a substantial number of shares of our common stock or other equity-related securities in the public market, or the perception that these sales could occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

The declaration of dividends and any repurchases of our common stock are each within the discretion of our board of directors based upon a review of relevant considerations, and there is no guarantee that we will pay any dividends on or repurchase shares of our common stock in the future or at levels anticipated by our stockholders.

Dividends, whether fixed or variable, and stock repurchases are authorized and determined by our board of directors in its sole discretion and depend upon a number of factors, including the Company's financial results, cash requirements and future prospects, restrictions in our debt agreements, as well as such other factors deemed relevant by our board of directors. In 2024, our board of directors authorized a new stock repurchase program of $1 billion of our outstanding common stock, which replaced our previous $500 million stock repurchase program. However, this stock repurchase program may be suspended from time to time, modified, extended or discontinued by our board of directors at any time. Similarly, any dividends, whether fixed or variable, we may declare in the future will be determined by our board of directors in its sole discretion. Any elimination of, or downward revision in, our stock repurchase program or dividend policy could have an adverse effect on the market price of our common stock.

Provisions contained in our Charter and Bylaws, as well as provisions of Delaware law, could impair a takeover attempt, which may adversely affect the market price of our common stock.

Our Fifth Amended and Restated Certificate of Incorporation (as amended and restated, the "Charter") and Second Amended and Restated Bylaws (as amended and restated, the "Bylaws") contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- the ability of our board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officers, or the board of directors pursuant to a resolution adopted by a majority of the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- limiting the liability of, and providing indemnification to, our directors and officers;

- controlling the procedures for the conduct and scheduling of stockholder meetings;

- providing that directors may be removed prior to the expiration of their terms by stockholders only for cause; and

- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of the Company.

These provisions, alone or together, could delay hostile takeovers and changes in control of the Company or changes in our board of directors and management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding voting common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding voting common stock. Any provision of our Charter or Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their securities and could also affect the price that some investors are willing to pay for our securities.

The Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for substantially all actions and proceedings that may be initiated by stockholders, which could limit shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the (i) Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (A) any derivative action or proceeding brought on our behalf, (B) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (C) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Charter or our Bylaws or (D) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; and (ii) subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. In the event the Delaware Court of Chancery lacks subject matter jurisdiction, then the sole and exclusive forum for such action or proceeding shall be the federal district court for the District of Delaware.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing forum selection provision. This provision may limit our shareholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition, prospects, or results of operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

We rely on information technology and data to operate our business effectively and recognize the importance of implementing and maintaining cybersecurity systems and processes that allow us to protect the confidentiality, integrity and availability of our information systems and the data residing within them.

In order to monitor our information technology systems and data and to identify, assess and manage potential threats to such, we maintain cybersecurity risk assessment and management programs. As part of such programs, we endeavor to conduct annual security penetration tests both externally and internally, bi-annual security assessments against cybersecurity frameworks, continuous vulnerability scanning and monthly and annual security awareness and simulated phishing trainings for our employees. We have also implemented incident response processes and various system alert monitoring and screenings. Our cybersecurity risk management processes are integrated into our broader risk management program.

As part of our cybersecurity risk management process, we conduct simulated cybersecurity incidents to ensure that we are prepared to respond to such incidents and to highlight any areas for potential improvement in our cyber incident preparedness. We have a cybersecurity incident management policy and response plan in place. Cybersecurity breaches are evaluated by our information technology teams, which includes our Vice President and Chief Information Officer. If an incident is deemed to be a breach, it is communicated to our legal department and management for evaluation, including whether the breach requires communication to the Audit Committee or the Board of Directors or investors through a relevant public filing.

Governance

Our cybersecurity risk management is primarily the responsibility of our Vice President and Chief Information Officer and the information technology teams he leads. Our Vice President and Chief Information Officer has 25 years of industry experience in the field of information systems, including information security and risk management. He oversees our risk assessment programs, remediation of known risks, processes for the regular monitoring of our information systems and our employee cybersecurity training programs. Our Board of Directors also oversees cybersecurity risks through the Audit Committee, which receives and assesses periodic reports and updates regarding our cybersecurity risk management from management and our Vice President and Chief Information Officer and then relays them to the Board of Directors as needed.

Impact of Risks from Cybersecurity Threats

As of the date of this report, we are not aware of any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations and financial condition. We acknowledge that cybersecurity threats are continually evolving, and the possibility of future cybersecurity incidents, material or otherwise, remains. Despite the implementation of our cybersecurity processes, our security measures cannot guarantee that a significant cybersecurity incident will not occur. While we devote resources to our security measures designed to protect our systems and information, no security measure is infallible. For more information about the cybersecurity risks we face, refer to *Risk Factors* under Part I, Item 1A of this Annual Report.

ITEM 3.   LEGAL PROCEEDINGS

Refer to *Note 14—Commitments and Contingencies* under Part II, Item 8 of this Annual Report for more information regarding our legal proceedings.

Environmental. Due to the nature of the oil and gas industry, we are exposed to environmental risks. We have various policies and procedures to minimize and mitigate the risks from environmental contamination and we conduct periodic reviews to identify changes in our environmental risk profile. Liabilities are recorded when environmental damages resulting from events are probable and the costs can be reasonably estimated. Item 103 of Regulation S-K promulgated under the Exchange Act requires disclosure regarding certain proceedings arising under federal, state or local environmental laws when a governmental authority is a party to the proceedings and such proceedings involve potential monetary sanctions that the Company reasonably believes will exceed a specified threshold. Pursuant to such item, we have elected to use a $1 million threshold for purposes of determining whether disclosure of any such proceedings is required. We believe proceedings under this threshold are not material to our business and financial condition.

In connection with the Earthstone Merger, we assumed a liability related to potential environmental defects that were identified through diligence reviews associated with Earthstone's previous acquisition of Novo Oil & Gas Legacy Holdings, LLC, Novo Intermediate, LLC and Novo Oil & Gas Holdings, LLC (collectively "Novo"). We have received a Tolling Agreement for Novo's alleged violations but have not yet received a Notice of Violation ("NOV"). At this time, these violations are expected to result in a penalty that will be finalized upon issuance of the NOV; while the Company cannot predict the ultimate outcome of this matter, the potential for penalties or settlement costs could exceed $1 million. The Company does not believe that this matter will have a material adverse effect on its business, financial position, results of operations, or cash flows.

We are not aware of any other material environmental claims existing as of December 31, 2024 over our threshold which have not been provided for or would otherwise have a material impact on our financial statements; however, there can be no assurance that current regulatory requirements will not change or that unknown potential past non-compliance with environmental laws or other environmental liabilities will not be discovered on our properties.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Our Class A Common Stock is currently listed on the New York Stock Exchange under the ticker symbol "PR". As of February 21, 2025, there were 225 registered holders of record of our Class A Common Stock and 48 registered holders of record of our Class C Common Stock.

Stock Performance Graph

The following performance graph and related information shall deemed to be furnished, but not filed with the SEC.

The performance graph below compares the cumulative total stockholder return on our Class A Common Stock ("PR") to that of the Standard & Poor's 500 Index ("S&P 500") and the Standard & Poor's 500 Oil and Gas Exploration & Production ETF ("XOP"). The "cumulative total return" assumes that $100 was invested, including reinvestment of dividends, if any, in our Class A Common Stock, the S&P 500, and XOP on December 31, 2019, and tracks it through December 31, 2024. The results shown in the graph below are not necessarily indicative of future stock price performance.



Stock Repurchase Program

During the year ended December 31, 2024, our Board of Directors authorized a new share repurchase program of $1 billion of the Company's outstanding Common Stock ("New Repurchase Program"), replacing the existing $500 million stock repurchase program. The New Repurchase Program is approved to run on an indefinite basis and can be used by the Company to reduce its shares of Class A Common Stock and Class C Common Stock outstanding.

Issuer Purchases of Equity Securities

During the three months ended December 31, 2024, we did not purchase any Common Stock in the open market under our stock repurchase program.

Dividend Policy

We historically have returned capital to shareholders through a combination of base dividends plus a variable return framework, comprised of variable dividends and/or share repurchases. The variable return program was structured to distribute at least 50% of our free cash flow after the base dividend through a variable dividend, share repurchases or a combination of both. However, during the third quarter of 2024, we updated our return of capital strategy by increasing our base dividend amount from $0.06 per share to $0.15 per share ($0.60 annually), representing a 150% increase to our prior base dividend and eliminating our previous formulaic variable return policy. Our first quarterly base dividend payment of $0.15 per share under our updated return of capital strategy was declared and paid during the fourth quarter of 2024. The decision to pay any future dividends is solely within the discretion of, and subject to approval by, our Board of Directors. Our Board of Directors' determination with respect to any such dividends, including the record date, the payment date and the actual amount of the dividend, will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the Board deems relevant at the time of such determination.

ITEM 6. **[Reserved]**

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements and related notes in "Item 8. Financial Statements and Supplementary Data" in this Annual Report. The following discussion and analysis contain forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, future market prices for oil, natural gas and NGLs, future production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, inflation, regulatory changes, and other uncertainties, as well as those factors discussed in "Cautionary Statement Concerning Forward-Looking Statements" and "Item 1A. Risk Factors" in this Annual Report, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may or may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Overview

We are an independent oil and natural gas company focused on the responsible acquisition, optimization and development of high-return oil and natural gas properties. Our assets are mainly located in the core of the Permian Basin. Our principal business objective is to increase shareholder value by efficiently developing our oil and natural gas assets in an environmentally and socially responsible way, with an overall objective of improving our rates of return and generating sustainable free cash flow.

Market Conditions

Our revenue, profitability and ability to return cash to stockholders can depend substantially on factors beyond our control, such as economic, political and regulatory developments. Prices for crude oil, natural gas and NGLs have experienced significant fluctuations in recent years and may continue to fluctuate widely in the future.

The Organization of Petroleum Exporting Countries and other oil producing countries ("OPEC+") undertook a series of actions in an effort to support commodity prices throughout 2023 in response to global recession concerns, a high interest rate environment, lower than expected demand from China and a regional banking crisis in the U.S., among other events. In addition, both Saudi Arabia and Russia announced unilateral production curtailments at separate times during 2023. These actions, coupled with relatively strong global demand and rising tensions in the Middle East, caused crude oil prices to increase during 2023, with NYMEX WTI spot prices reaching a high of $93.68 per barrel on September 27, 2023. However, further concerns of global economic growth, inflation and increases in oil supply levels resulted in additional price deterioration at the end of 2023. Despite these events, in 2024 crude oil prices were largely supported by OPEC+'s decision to delay future production increases, in addition to higher global demand. More recently, oil demand fears around China, the potential for a global trade war and non-OPEC supply growth have caused the NYMEX WTI spot price to drop to an average of $70.28 in the fourth quarter of 2024.

Natural gas prices remained low for the majority of 2024 driven by an over-supply due to mild winter weather, liquefied natural gas project delays and higher than expected natural gas production. Market prices in the Permian Basin were further impacted by low demand as a result of current pipeline capacity constraints out of the basin and additional pipeline maintenance, which led to negative regional gas prices being realized at the Waha Hub in West Texas ("Waha") during the second and third quarters of 2024. Increased demand from colder temperatures and additional long-haul pipeline takeaway resulted in positive realized prices at Waha for the fourth quarter of 2024. As a result of the events described above, the Waha Hub price of natural gas only averaged $0.05 per MMBtu for the year ended December 31, 2024.

The oil and natural gas industry is cyclical, and it is likely that commodity prices, as well as commodity price differentials, will continue to be volatile due to fluctuations in global supply and demand, inventory levels, geopolitical events, federal and state government regulations, weather conditions, the global transition to alternative energy sources, supply chain constraints and other factors. The following table highlights the quarterly average price trends for NYMEX WTI spot prices for crude oil and NYMEX Henry Hub index price for natural gas since the first quarter of 2022:

	2022				2023				2024			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Crude Oil (per Bbl)	$94.40	$108.34	$91.56	$82.64	$76.13	$73.78	$82.26	$78.32	$76.96	$80.55	$75.16	$70.28
Natural Gas (per MMBtu)	$4.60	$7.39	$7.96	$5.55	$2.67	$2.12	$2.58	$2.74	$2.41	$2.04	$2.08	$2.42

Lower commodity prices and lower futures curves for oil and gas prices can result in impairments of our proved oil and natural gas properties or undeveloped acreage and may materially and adversely affect our operating cash flows, liquidity, financial condition, results of operations, future business and operations, and/or our ability to finance planned capital expenditures, which could in turn impact our ability to comply with covenants under our Credit Agreement and senior notes. Lower realized prices may also reduce the borrowing base under our Credit Agreement, which is determined at the discretion of the lenders and is based on the collateral value of our proved reserves that have been mortgaged to the lenders. Upon a redetermination, if any borrowings in excess of the revised borrowing capacity were outstanding, we could be forced to immediately repay a portion of the debt outstanding under the Credit Agreement.

Due to the cyclical nature of the oil and gas industry, fluctuating demand for oilfield goods and services can put pressure on the pricing structure within our industry. As commodity prices rise, costs of oilfield goods and services generally also increase; however, during periods of commodity price declines, oilfield costs typically lag and do not adjust downward as fast as oil prices do. In addition, the U.S. saw higher than normal inflation during 2023 and 2024. Inflationary pressures such as these may also result in increases to the costs of our oilfield goods, services and personnel, which can in turn cause our capital expenditures and operating costs to rise.

2024 Highlights and Future Considerations

Bolt-On Acquisition

On September 17, 2024, we completed an acquisition of oil and gas properties with certain affiliates of Occidental Petroleum Corporation for total cash consideration of $743.5 million, subject to customary post-closing purchase price adjustments (the "Bolt-On Acquisition"). The Bolt-On Acquisition included approximately 29,500 net leasehold acres and approximately 9,900 net royalty acres that are predominately located directly offsetting our existing assets in Reeves County, Texas, as well as Eddy County, New Mexico. Additionally, the acquired assets in Reeves County included a fully integrated midstream system, consisting of over 100 miles of operated oil and gas gathering systems, approximately 10,000 surface acres, and water infrastructure including saltwater disposal wells, a recycling facility, frac ponds and water wells. The results of operations from the Bolt-On Acquisition were included in our financial and operational data beginning on September 17, 2024.

2024 Asset Acquisitions

During the year ended December 31, 2024, we completed multiple other acquisitions of oil and natural gas properties for a cumulative adjusted purchase price of approximately $392.3 million. These acquisitions are part of our ongoing bolt-on and grassroots acquisition programs.

Return of Capital Program

During the third quarter of 2024, we announced an update to our return of capital strategy including an increase to our quarterly base dividend to $0.15 per share ($0.60 per share annually), representing a 150% increase to our prior base dividend and eliminating our previous formulaic variable return policy. Additionally, our Board of Directors authorized the New Repurchase Program of $1 billion, replacing our existing $500 million program. These strategic return changes reinforce our commitment to maximizing shareholder value and continued focus on delivering leading shareholder returns.

During the year ended December 31, 2024, we declared and paid quarterly base dividends totaling $0.32 per share of Class A Common Stock and distributions totaling $0.32 per share of Class C Common Stock (each of which has an underlying common unit of OpCo ("Common Units")). Additionally, during the year ended December 31, 2024, we declared and paid variable dividends totaling $0.39 per share of Class A Common Stock and distributions totaling $0.39 per share of Class C Common Stock. The cash dividends and distributions paid totaled $560.9 million for the year ended December 31, 2024.

During the year ended 2024, we paid in aggregate $61.0 million to repurchase 3.8 million Common Units of OpCo resulting in an equal number of associated shares of Class C Common Stock simultaneously being canceled under our stock repurchase program.

Financing

On January 24, 2025, we redeemed $175 million of OpCo's outstanding senior notes due 2031 (the "2031 Senior Notes") at a redemption price equal to 109.875% of the principal amount redeemed plus accrued and unpaid interest up to, but excluding, the redemption date. Following the redemption, the remaining aggregate principal amount of the 2031 Senior Notes outstanding is $325 million.

In connection with the fall borrowing base redetermination in October 2024, we entered into the eighth amendment to our Credit Agreement (the "Eighth Amendment"). The Eighth Amendment, among other things, (i) extended the maturity date from February 2027 to February 2028; (ii) reaffirmed the borrowing base at $4.0 billion; (iii) reaffirmed the aggregate elected commitments at $2.5 billion; and (iv) adjusted the applicable margin calculation to a pricing grid based upon borrowing base utilization.

On August 5, 2024, we issued $1.0 billion of 6.25% senior notes due 2033 (the "2033 Senior Notes") in a 144A private placement at par. We used the net proceeds from the 2033 Senior Notes to (i) fund the tender offer and remaining redemption of our $300 million 7.75% senior notes due 2026; (ii) fund a portion of the purchase price of the Bolt-On Acquisition; and (iii) repay a portion of borrowings outstanding under our credit facility.

On July 30, 2024, we completed an underwritten public offering of 26.5 million shares of our Class A Common Stock resulting in net cash proceeds of $402.2 million after underwriting discounts and commissions. The net proceeds from this equity offering were used to fund a portion of the aggregate purchase price of the Bolt-On Acquisition.

On April 5, 2024, we redeemed all of OpCo's outstanding 6.875% senior notes due 2027 at a redemption price equal to 100% of the aggregate principal amount outstanding of $356.4 million plus accrued and unpaid interest up to, but excluding, the redemption date.

In connection with the spring borrowing base redetermination in April 2024, we entered into the seventh amendment to the Credit Agreement (the "Seventh Amendment"). The Seventh Amendment, among other things, increased the elected commitments under the Credit Agreement to $2.5 billion from $2.0 billion and reaffirmed the borrowing base at $4.0 billion.

Results of Operations

For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

During 2023, we completed the Earthstone Merger, and the results of operations of Earthstone were included in our financial and operational data beginning on November 1, 2023.

The following table provides the components of our net revenues and net production (net of all royalties, overriding royalties and production due to others) for the periods indicated, as well as each period's average prices and average daily production volumes:

| | Year Ended December 31, | | | Increase/(Decrease) | |
	2024	2023		$	%
Net revenues (in thousands):					
Oil sales	$ 4,362,965	$ 2,696,777	$	1,666,188	62 %
Natural gas sales[1]	240	142,077		(141,837)	(100)%
NGL sales[2]	637,529	282,039		355,490	126 %
Oil and gas sales	$ 5,000,734	$ 3,120,893	$	1,879,841	60 %
Average sales prices:					
Oil (per Bbl)	$ 74.87	$ 75.84	$	(0.97)	(1)%
Effect of derivative settlements on average price (per Bbl)	0.03	1.81		(1.78)	(99)%
Oil including the effects of hedging (per Bbl)	$ 74.90	$ 77.65	$	(2.75)	(4)%
Average NYMEX WTI price for oil (per Bbl)	$ 75.72	$ 77.62	$	(1.90)	(2)%
Oil differential from NYMEX	(0.85)	(1.78)		0.93	52 %
Natural gas price excluding the effects of GP&T (per Mcf)[1]	$ 0.47	$ 1.60	$	(1.13)	(71)%
Effect of derivative settlements on average price (per Mcf)	0.34	0.29		0.05	17 %
Natural gas including the effects of hedging (per Mcf)	$ 0.81	$ 1.89	$	(1.08)	(57)%
Average NYMEX Henry Hub price for natural gas (per MMBtu)	$ 2.24	$ 2.53	$	(0.29)	(11)%
Natural gas differential from NYMEX	(1.77)	(0.93)		(0.84)	(90)%
NGL price excluding the effects of GP&T (per Bbl)[2]	$ 23.75	$ 22.83	$	0.92	4 %
Net production:					
Oil (MBbls)	58,276	35,560		22,716	64 %
Natural gas (MMcf)	220,900	119,182		101,718	85 %
NGL (MBbls)	30,636	15,569		15,067	97 %
Total (MBoe)[3]	125,730	70,992		54,738	77 %
Average daily net production:					
Oil (Bbls/d)	159,225	97,424		61,801	63 %
Natural gas (Mcf/d)	603,551	326,525		277,026	85 %
NGL (Bbls/d)	83,706	42,654		41,052	96 %
Total (Boe/d)[3]	343,523	194,499		149,024	77 %

[1] Natural gas sales for the year ended December 31, 2024 include $104.1 million of GP&T costs that are reflected as a reduction to natural gas sales and $48.9 million for the year ended December 31, 2023. Natural gas average sales price, however, excludes $0.47 per Mcf of such GP&T charges for the year ended December 31, 2024 and $0.41 for the year ended December 31, 2023.

[2] NGL sales for the year ended December 31, 2024 include $90.0 million of GP&T costs that are reflected as a reduction to NGL sales and $73.3 million for the year ended December 31, 2023. NGL average sales price, however, excludes $2.94 per Bbl of such GP&T charges for the year ended December 31, 2024 and $4.71 per Bbl for the year ended December 31, 2023.

[3] Calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Boe.

Oil, Natural Gas and NGL Sales Revenues. Total net revenues for the year ended December 31, 2024 increased by $1.9 billion, or 60%, compared to the year ended December 31, 2023. Revenues are a function of oil, natural gas and NGL volumes sold and average commodity prices realized.

Net production volumes for oil, natural gas, and NGLs increased 64%, 85% and 97%, respectively, between periods. The increase in oil production was a result of additional production added from (i) wells acquired in the Earthstone Merger, which generated production during the entire year ended December 31, 2024 compared to only two months of additional production for the year ended December 31, 2023 as a result of closing the Earthstone Merger on November 1, 2023, and (ii) placing new wells online since the fourth quarter of 2023 as a result of our continued development plan. These increases in oil volumes were partially offset by normal production declines across our existing wells.

Natural gas and NGLs are produced concurrently with our crude oil volumes, typically resulting in a high correlation between fluctuations in oil quantities sold and natural gas and NGL quantities sold driving the 85% and 97% increases in gas and NGL volumes, respectively, between periods. The higher increase in gas and NGL volumes between periods as compared to the 64% increase in oil volumes was mostly due to the producing wells acquired in the Earthstone Merger, which have a higher gas-to-oil ratio than our existing production base, and this has resulted in more volumes of gas and NGLs being added to our total production stream since the closing of the Earthstone Merger on November 1, 2023. NGL volumes were further positively impacted by processors of our raw gas operating in higher ethane-recovery during the year ended December 31, 2024 as compared to the year ended December 31, 2023 resulting in a higher percentage of NGLs being recovered from our wet gas stream between periods.

Total net revenues increases were also driven by higher average realized sales prices of NGLs, which increased 4% for the year ended December 31, 2024 compared to the same 2023 period as a result of higher average Mont Belvieu spot prices for plant products during the year ended December 31, 2024.

These increases were partially offset by lower average realized sale prices for oil and natural gas which decreased 1% and 71%, respectively, for the year ended December 31, 2024 compared to the same 2023 period. The 1% decrease in the average realized oil price was mainly the result of 2% lower NYMEX crude prices between periods, which was slightly offset by improved oil differentials. The average realized sales price of natural gas decreased 71% mainly due to wider gas differentials realized on our gas sales, which are primarily sold at Waha where the market price averaged $0.05 per MMBtu during the year ended December 31, 2024 compared to $1.52 for the same 2023 period due to location specific market constraints for the majority of the 2024 period as discussed under the "Market Conditions" section above.

Operating Expenses. The following table sets forth selected operating expense data for the periods indicated:

| | Year Ended December 31, | | | Increase/(Decrease) | |
	2024	2023		Change	%
Operating costs (in thousands):					
Lease operating expenses	$ 685,172	$ 373,772	$	311,400	83 %
Severance and ad valorem taxes	377,731	240,762		136,969	57 %
Gathering, processing, and transportation expense	183,602	89,282		94,320	106 %
Operating cost metrics:					
Lease operating expenses (per Boe)	$ 5.45	$ 5.26	$	0.19	4 %
Severance and ad valorem taxes (% of revenue)	7.6 %	7.7 %		(0.1)%	(1)%
Gathering, processing, and transportation expense (per Boe)	1.46	1.26		0.20	16 %

Lease Operating Expenses. Lease operating expenses ("LOE") for the year ended December 31, 2024 increased $311.4 million compared to the year ended December 31, 2023. This increase in LOE was primarily related to our significantly higher well count between periods due to (i) wells acquired in the Earthstone Merger on November 1, 2023 that operated for the entire year of 2024 compared to two months in 2023; and (ii) additional wells placed on production since December 31, 2023.

Severance and Ad Valorem Taxes. Severance and ad valorem taxes for the year ended December 31, 2024 increased $137.0 million compared to the year ended December 31, 2023. Severance taxes are based on the market value of our production at the wellhead, while ad valorem taxes are generally based on the assessed taxable value of our proved developed oil and gas properties and vary across the different counties in which we operate. Severance taxes for the year ended 2024 increased $120.4 million compared to the same 2023 period primarily due to higher operating revenues between periods. Ad valorem taxes between periods increased by $16.6 million, mainly due to incurring a full year of ad valorem taxes on the proved developed properties acquired in the Earthstone Merger compared to two months in 2023.

Gathering, Processing and Transportation Expenses. GP&T costs for the year ended December 31, 2024 increased $94.3 million compared to the year ended December 31, 2023. This increase in expense was mainly attributable to higher natural gas and NGL volumes sold between periods, which in turn resulted in a higher amount of plant processing fees and gathering costs being incurred. Additionally, GP&T increased on a per Boe basis from $1.26 for the year ended December 31, 2023 to $1.46 per Boe for the year ended December 31, 2024. This increase in rate was mainly attributable to a higher portion of our GP&T costs being recognized as expense as compared to a reduction to our gas and NGL revenues between periods primarily related to processing contracts assumed as part of the Earthstone Merger.

Depreciation, Depletion and Amortization. The following table summarizes our depreciation, depletion and amortization ("DD&A") for the periods indicated:

(in thousands, except per Boe data)	Year Ended December 31,	
	2024	2023
Depreciation, depletion and amortization	$ 1,776,673	$ 1,007,576
Depreciation, depletion and amortization per Boe	$ 14.13	$ 14.19

For the year ended December 31, 2024, DD&A expense amounted to $1.8 billion, an increase of $769.1 million from 2023. The primary factor contributing to higher DD&A expense in 2024 was the increase in our overall production volumes between periods, which increased DD&A expense by $776.9 million period over period, while our lower DD&A rate of $14.13 per Boe decreased DD&A expense by $7.8 million between periods.

DD&A per Boe was $14.13 for the year ended December 31, 2024 compared to $14.19 for the same period in 2023. Our DD&A rate can fluctuate as a result of finding and development costs incurred, acquisitions, impairments, as well as changes in proved developed and proved undeveloped reserves.

General and Administrative Expenses. The following table summarizes our general and administrative ("G&A") expenses for the periods indicated:

(in thousands, except per Boe data)	Year Ended December 31,	
	2024	2023
Cash general and administrative expenses	$ 116,387	$ 85,978
Stock-based compensation expense	58,243	75,877
General and administrative expenses	$ 174,630	$ 161,855
Cash general and administrative expenses per Boe	$ 0.93	$ 1.21

G&A expenses for the year ended December 31, 2024 were $174.6 million compared to $161.9 million for the year ended December 31, 2023. Higher G&A in 2024 was the result of a $30.4 million increase in cash G&A between periods. This increase was primarily due to (i) G&A headcount increasing from an average of 185 for the year ended December 31, 2023 to 256 for the year ended December 31, 2024 stemming primarily from additional employees added as a result of the Earthstone Merger, which led to higher payroll and employee related costs; (ii) higher professional service fees between periods; and (iii) higher software expenses between periods. These increases were partially offset by a $17.6 million decrease in total stock-based compensation expense between periods related to expenses incurred during 2023 for accelerated vestings of equity awards for employees terminated in connection with the Colgate Merger on September 1, 2022 that did not reoccur during 2024. Refer to *Note 7—Stock-Based Compensation* under Part II, Item 8 of this Annual Report for additional information regarding these award modifications.

While cash G&A increased between periods, on a per Boe basis our cash G&A rate decreased 23% from $1.21 per Boe during the year ended December 31, 2023 to $0.93 per Boe during the year ended December 31, 2024 as a result of improved operational execution and realization of cost synergies following the Earthstone Merger.

Merger and integration expense. Merger and integration expense for the year ended December 31, 2024 was $18.1 million and mainly related to cost incurred related to the Earthstone Merger that closed on November 1, 2023. These charges consisted of (i) $13.2 million in severance and related benefits incurred for employees that were terminated in connection with our corporate mergers; and (ii) $4.9 million in charges associated with software integration, consultancy and other professional fees.

Merger and integration expense for the year ended December 31, 2023 was $125.3 million. These charges consisted of (i) $63.4 million in bankers' advisory, legal, consultancy and accounting fees associated with the Earthstone Merger; (ii) $43.5 million in severance and related benefits associated with employee terminations that occurred in 2023 in connection with the Earthstone Merger; and (iii) $18.4 million in costs incurred during 2023 related to the Colgate Merger primarily consisting of employee severance charges and integration and consulting expenses.

Exploration and Other Expenses. The following table summarizes exploration and other expenses for the periods indicated:

	Year Ended December 31,	
(in thousands)	2024	2023
Geological and geophysical costs	$ 17,312	$ 11,342
Stock-based compensation expense	2,156	2,541
Other expenses	11,323	5,454
Exploration and other expenses	$ 30,791	$ 19,337

Exploration and other expenses were $30.8 million for the year ended December 31, 2024 compared to $19.3 million for the year ended December 31, 2023. Exploration and other expenses mainly consist of topographical studies, geographical and geophysical ("G&G") projects, salaries and expenses of G&G personnel and include other operating costs. The period over period increase was primarily related to (i) higher other operating expenses mainly related to a $7.6 million loss recognized during 2024 associated with charges that were in legal dispute and stemmed from a severe winter storm impacting the Permian Basin in February 2021 (refer to *Note 14—Commitments and Contingencies* under Part II, Item 8 of this Annual Report for additional information regarding this legal dispute); and (ii) higher G&G costs primarily associated with increased headcount as a result of corporate growth following the Earthstone Merger.

Other Income and Expense.

Interest Expense. The following table summarizes interest expense for the periods indicated:

	Year Ended December 31,	
(in thousands)	2024	2023
Credit Facility	$ 16,062	$ 30,049
5.375% Senior Notes due 2026	15,556	15,557
7.75% Senior Notes due 2026	14,016	23,250
6.875% Senior Notes due 2027	6,397	24,500
8.00% Senior Notes due 2027	44,000	7,333
3.25% Convertible Senior Notes due 2028	5,524	5,525
5.875% Senior Notes due 2029	41,124	41,125
9.875% Senior Notes due 2031	49,376	8,229
7.00% Senior Notes due 2032	70,000	12,347
6.25% Senior Notes due 2033	25,347	—
Amortization of debt issuance costs, debt discount and debt premium	6,563	16,078
Interest capitalized	—	(7,813)
Loss on extinguishment of debt	8,585	—
Other interest expense	2,206	1,029
Total	$ 304,756	$ 177,209

Interest expense was $127.5 million higher for the year ended December 31, 2024 compared to the year ended December 31, 2023 mainly due to (i) $77.8 million in additional interest expense incurred for the senior notes assumed in the Earthstone Merger on November 1, 2023; (ii) $57.7 million in higher interest incurred on our senior notes due 2032 that were issued in September and December 2023; and (iii) $25.3 million in additional interest incurred on our 2033 Senior Notes that were issued in July 2024. These increases were partially offset by (i) the April 2024 redemption of our 6.875% senior notes due 2027 and the August 2024 redemption of our 7.75% senior notes due 2026 that resulted in $18.8 million less interest incurred period over period, inclusive of the loss on extinguishment associated with their redemptions (refer to *Note 5—Long-Term Debt* for additional information regarding the senior note redemptions); and (ii) less interest expense incurred on our Credit Agreement due to lower weighted average borrowings outstanding, which decreased from $357.0 million for the year ended December 31, 2023 to $102.1 million for the year ended December 31, 2024.

Net Gain (Loss) on Derivative Instruments. Net gains and losses are a function of (i) changes in derivative fair values associated with fluctuations in the forward price curves for the commodities underlying each of our hedge contracts outstanding and (ii) monthly cash settlements on any closed out hedge positions during the period.

The following table presents gains and losses on our derivative instruments for the periods indicated:

	Year Ended December 31,	
(in thousands)	2024	2023
Realized cash settlement gains (losses)	$ 77,203	$ 99,410
Non-cash mark-to-market derivative gain (loss)	17,783	14,606
Total	$ 94,986	$ 114,016

Income Tax Expense: The following table summarizes our pre-tax income and income tax expense for the periods indicated.

	Year Ended December 31,	
(in thousands)	2024	2023
Income before income taxes	$ 1,550,851	$ 1,035,648
Income tax expense	(300,342)	(155,945)

Our provision for income taxes for the years ended December 31, 2024 and 2023 differs from the amounts that would be provided by applying the statutory U.S. federal income tax rate of 21% to pre-tax book income primarily due to (i) the portion of pre-tax net income that is attributable to our non-controlling interest and which is therefore not taxable to the Company; (ii) other permanent differences; and (iii) state income taxes.

For the year ended December 31, 2024 we generated pre-tax net income of $1.6 billion and recorded income tax expense of $300.3 million. During the year ended December 31, 2023, generated pre-tax net income of $1.0 billion and recorded income tax expense of $155.9 million. The primary factor decreasing our income tax expense below the U.S. statutory rate for both periods was the portion of pre-tax income that was attributable to our non-controlling interest partners and not taxable to the Company.

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Refer to *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* in the 2023 Annual Report on Form 10-K filed with the SEC for a discussion of the results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Liquidity and Capital Resources

Overview

Our drilling and completion activities require us to make significant capital expenditures. Historically, our primary sources of liquidity have been cash flows from operations, borrowings under our revolving credit facility, proceeds from offerings of debt or equity securities, or proceeds from the sale of oil and gas properties. Our future cash flows are subject to a number of variables, including oil and natural gas prices, which have been and will likely continue to be volatile. Lower commodity prices can negatively impact our cash flows and our ability to access debt or equity markets, and sustained low oil and natural gas prices could have a material and adverse effect on our liquidity position. To date, our primary uses of capital have been for drilling and development capital expenditures and the acquisition of oil and natural gas properties.

We continually evaluate our capital needs and compare them to our capital resources. Our total capital expenditures incurred for development during the year ended December 31, 2024 were $2.1 billion. We expect our total drilling, completion and facilities capital expenditures budget for 2025 to be between $1.9 billion to $2.1 billion. We funded our capital expenditures for 2024 entirely from cash flows from operations, and we expect to fund our 2025 capital expenditures budget entirely from cash flows from operations given our anticipated level of oil and gas production, current commodity prices and our commodity hedge positions in place.

We are the operator of a high percentage of our acreage and can control the amount and timing of our capital expenditures. Accordingly, we can choose to defer or accelerate a portion of our planned capital expenditures depending on a variety of factors, including but not limited to: (i) prevailing and anticipated prices for oil and natural gas; (ii) oil storage or transportation constraints; (iii) the success of our drilling activities; (iv) the availability of necessary equipment, infrastructure and capital; (v) the receipt and timing of required regulatory permits and approvals; (vi) seasonal conditions; (vii) property or land acquisition costs; and (viii) the level of participation by other working interest owners.

During the year ended December 31, 2024, we completed an underwritten public offering of 26.5 million shares of our Class A Common Stock resulting in net cash proceeds of $402.2 million after underwriting discounts and commissions. Additionally, we issued $1.0 billion of 6.25% senior notes due 2033 in a 144A private placement at par. We used the net proceeds from these offerings to (i) fund the tender offer and remaining redemption of our $300 million 7.75% senior notes due 2026; (ii) fund the $743.5 million purchase price of the Bolt-On Acquisition; (iii) repay borrowings outstanding under our credit facility; and (iv) fund other general corporate purposes.

During the year ended December 31, 2024, we declared and paid quarterly base dividends totaling $0.32 per share of Class A Common Stock and distributions totaling $0.32 per share of Class C Common Stock (each of which has an underlying Common Unit of OpCo). In addition, during the year ended December 31, 2024, we declared and paid variable dividends totaling $0.39 per share of Class A Common Stock and distributions totaling $0.39 per share of Class C Common Stock. The cash dividends and distributions paid to common unitholders totaled $560.9 million for the year ended December 31, 2024. Additionally, we repurchased 3.8 million shares of Class C Common Stock for $61.0 million under our stock repurchase program during the year ended December 31, 2024. Going forward, we plan to return capital to shareholders primarily through our recently enhanced base dividend, in addition to opportunistic share repurchases.

On September 3, 2024, our Board of Directors approved the New Repurchase Program to allow for share repurchases of up to $1 billion on an indefinite basis, replacing our existing $500 million stock repurchase program. The stock repurchase program can be used to reduce our shares of common stock outstanding. Such repurchases would be made at terms and prices determined by us based upon prevailing market conditions, applicable legal requirements, available liquidity, compliance with our debt agreements and other factors. In addition, we may, from time to time, seek to retire or purchase our outstanding senior notes through cash purchases and/or exchanges for debt in open-market purchases, privately negotiated transactions or otherwise.

Although we cannot provide any assurance that cash flows from operations or other sources of needed capital will be available to us at acceptable terms, or at all, and noting that our ability to access the public or private debt or equity capital markets at economic terms in the future will be affected by general economic conditions, the domestic and global oil and financial markets, our operational and financial performance, the value and performance of our debt or equity securities, prevailing commodity prices and other macroeconomic factors outside of our control, we believe that based on our current expectations and projections, we will have sufficient capital available to fund our capital expenditure requirements through the 12-month period following the filing of this Annual Report and the long-term.

Analysis of Cash Flow Changes

The following table summarizes our cash flows for the periods indicated:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Net cash provided by operating activities	$ 3,411,968	$ 2,213,499	$ 1,371,671
Net cash used in investing activities	(3,104,195)	(1,578,379)	(1,205,049)
Net cash (used in) provided by financing activities	97,706	(631,188)	(106,625)

Cash Flows from 2024 Compared to 2023. For the year ended December 31, 2024, we generated $3.4 billion of cash from operating activities, an increase of $1.2 billion from 2023. Cash provided by operating activities increased primarily due to higher production volumes and lower merger and integration expense for the year ended December 31, 2024 as compared to the same 2023 period. These increasing factors were partially offset by lower realized prices for oil and natural gas, higher costs including lease operating expenses, severance and ad valorem taxes, interest expense, GP&T expense, and cash G&A as well as the timing of our receivable collections for the year ended December 31, 2024 as compared to the same 2023 period. Refer to *Results of Operations* for more information on the impact of volumes and prices on revenues and on fluctuations in our operating expenses between periods.

For the year ended December 31, 2024, cash flows from operating activities, proceeds from the issuance of our 2033 Senior Notes and proceeds from an underwritten public offering of 26.5 million Class A shares were used to: (i) fund $2.1 billion of drilling and development cash expenditures; (ii) fund acquisitions of oil and gas properties of approximately $1.0 billion; (iii) redeem $656.4 million of our senior notes; (iv) pay $560.9 million in dividends and cash distributions to holders of our Common Units; and (v) repurchase $61.0 million of our common stock.

Cash Flows from 2023 Compared to 2022. For the year ended December 31, 2023, we generated $2.2 billion of cash from operating activities, an increase of $841.8 million from 2022. Cash provided by operating activities increased primarily due to higher production volumes, higher cash settlements on derivatives as well as the timing of our receivable collections for the year ended December 31, 2023 as compared to the same 2022 period. These increasing factors were partially offset by lower realized prices for all commodities, higher lease operating expenses, severance and ad valorem taxes, interest expense, merger and integration expense and cash G&A expense for the year ended December 31, 2023.

For the year ended December 31, 2023, cash flows from operating activities, cash on hand, $1.0 billion in proceeds from the issuance of our senior notes due 2032 and sales proceeds from divestitures together with contingent consideration of $175.4 million from the sale of oil and natural gas properties were used to (i) fund $1.5 billion of drilling and development cash expenditures; (ii) repay $830.0 million of borrowings outstanding from Earthstone's credit facility that were assumed at closing of the Earthstone Merger; (iii) repay net borrowings of $385.0 million under our Credit Agreement; (iv) pay $236.0 million in dividends and cash distributions to holders of our Common Units; (v) fund acquisitions of oil and gas properties of $234.3 million; and (vi) repurchase $162.4 million of our common stock.

Credit Agreement

OpCo, our consolidated subsidiary, has a secured revolving Credit Agreement with a syndicate of banks maturing in February 2028 that, as of December 31, 2024, had a borrowing base of $4.0 billion and elected commitments of $2.5 billion. As of December 31, 2024, we had no borrowings outstanding and $2.5 billion in available borrowing capacity, which was net of $2.5 million in letters of credit outstanding.

In connection with the 2024 spring borrowing base redetermination, we entered into the Seventh Amendment to the Credit Agreement, which, among other things, increased the elected commitments under the Credit Agreement to $2.5 billion from $2.0 billion and reaffirmed the borrowing base at $4.0 billion. The elected commitments and borrowing base were reaffirmed during the fall 2024 borrowing base redetermination that also resulted in us entering into the Eighth Amendment, which, among other things, extended the maturity date from February 2027 to February 2028 and adjusted the applicable margin calculation to a pricing grid based upon borrowing base utilization.

The Credit Agreement contains restrictive covenants that limit our ability to, among other things: (i) incur additional indebtedness; (ii) make investments and loans; (iii) enter into mergers; (iv) make restricted payments; (v) repurchase or redeem junior debt; (vi) enter into commodity hedges exceeding a specified percentage of our expected production; (vii) enter into interest rate hedges exceeding a specified percentage of its outstanding indebtedness; (viii) incur liens; (ix) sell assets; and (x) engage in transactions with affiliates.

The Credit Agreement also requires OpCo to maintain compliance with the following financial ratios:

(i) a current ratio, which is the ratio of OpCo's consolidated current assets (including an add back of unused commitments under the revolving credit facility and excluding non-cash derivative assets and certain restricted cash) to its consolidated current liabilities (excluding the current portion of long-term debt under the Credit Agreement and non-cash derivative liabilities), of not less than 1.0 to 1.0; and

(ii) a leverage ratio, which is the ratio of total funded debt to consolidated EBITDAX (with such terms defined within the Credit Agreement) for the most recent quarter annualized, of not greater than 3.5 to 1.0.

The Credit Agreement includes fall away covenants, lower interest rates and reduced collateral requirements that OpCo may elect if OpCo is assigned an Investment Grade Rating (as defined within the Credit Agreement). OpCo was in compliance with the covenants and financial ratios under the Amended Credit Agreement described above through the filing of this Annual Report. For further information on the Credit Agreement, refer to *Note 5—Long-Term Debt* under Item 8 of this Annual Report.

Convertible Senior Notes

On March 19, 2021, OpCo issued $150.0 million of 3.25% senior unsecured convertible notes due 2028 (the "Convertible Senior Notes"). On March 26, 2021, OpCo issued an additional $20.0 million of Convertible Senior Notes pursuant to the exercise of the underwriters' over-allotment option to purchase additional notes. These issuances resulted in aggregate net proceeds to OpCo of $163.6 million.

The Convertible Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Company and each of OpCo's current subsidiaries that guarantee OpCo's outstanding Senior Unsecured Notes as defined below.

The Convertible Senior Notes bear interest at an annual rate of 3.25% and are due on April 1, 2028 unless earlier repurchased, redeemed or converted. The Convertible Senior Notes may become convertible prior to April 1, 2028, upon the occurrence of certain events or conditions being met as disclosed in *Note 5—Long-Term Debt* under Item 8 of this Annual Report. As of December 31, 2024, certain conditions have been met, and as a result, noteholders have the right to convert their Convertible Senior Notes. OpCo can settle the Convertible Senior Notes by paying or delivering cash, shares of the Class A Common Stock, or a combination of cash and Class A Common Stock, at OpCo's election.

In connection with the Convertible Senior Notes issuance, OpCo entered into privately negotiated capped call spread transactions (the "Capped Call Transactions"), that are expected to reduce potential dilution to our Class A Common Stock upon a conversion and/or offset any cash payments OpCo is required to make in excess of the principal amount of the Convertible Senior Notes, subject to a cap. The Capped Call Transactions have an initial strike price of $6.28 per share of Class A Common Stock and an initial capped price of $8.4525 per share of Class A Common Stock (each subject to certain customary adjustments).

Senior Notes

On August 5, 2024, OpCo issued $1.0 billion of 6.25% senior notes due 2033 in a 144A private placement at par that resulted in net proceeds of $986.4 million, after deducting $13.6 million debt issuance costs.

On November 1, 2023, in connection with the Earthstone Merger, OpCo entered into supplemental indentures whereby all of Earthstone's outstanding senior notes were assumed and became the senior unsecured debt obligations of OpCo. The senior notes assumed by OpCo included $550 million of 8.00% senior notes due 2027 (the "2027 8.00% Senior Notes") and $500 million of 9.875% senior notes due 2031. We recorded the acquired senior notes at their fair values as of the Earthstone Merger closing date, which were equal to 102.86% of par (a $15.7 million premium) for the 2027 8.00% Senior Notes and 107.37% of par (a $36.8 million premium) for the 2031 Senior Notes.

On September 12, 2023, OpCo issued $500 million of 7.00% senior notes due 2032 (the "Original 2032 Notes") in a 144A private placement. On December 13, 2023, OpCo issued additional notes under the indenture dated September 12, 2023 that totaled an additional $500 million of 7.00% senior notes (together with the Original 2032 Notes, the "2032 Senior Notes"), which resulted in aggregate net proceeds of $982.5 million, after deducting the issuance discount of $2.5 million and debt issuance costs of $15.0 million. The 2032 Senior Notes are treated as a single series of securities and vote together as a single class, and have substantially identical terms, other than the issue date and issue price.

On September 1, 2022, in connection with the Colgate Merger, OpCo entered into supplemental indentures whereby all of Colgate's outstanding senior notes were assumed at the Colgate Merger closing date and became the senior unsecured debt obligations of OpCo. The senior notes assumed by OpCo included $300 million of 7.75% senior notes due 2026 (the "2026 7.75% Senior Notes") and $700 million of 5.875% senior notes due 2029 (the "2029 Senior Notes"). We recorded the acquired senior notes at their fair value as of the Colgate Merger closing, which were equal to 100% of par for the 2026 7.75% Senior Notes and 92.96% of par (a $49.3 million debt discount) for the 2029 Senior Notes. In August 2024, we redeemed $299.6 million of our outstanding 2026 7.75% Senior Notes through a cash tender offer and we irrevocably elected to redeem the remaining amount of the 2026 7.75% Senior Notes outstanding pursuant to the terms of the indenture governing the 2026 7.75% Senior Notes.

On November 30, 2017, OpCo issued $400.0 million of 5.375% senior notes due 2026 (the "2026 5.375% Senior Notes") and on March 15, 2019, OpCo issued $500.0 million of 6.875% senior notes due 2027 (the "2027 6.875% Senior Notes" and, together with the 2027 8.00% Senior Notes, 2031 Senior Notes, 2032 Senior Notes, 2026 5.375% Senior Notes, 2029 Senior Notes and the 2026 7.75% Senior Notes, the "Senior Unsecured Notes") in 144A private placements. In May 2020, $110.6 million aggregate principal amount of the 2026 5.375% Senior Notes and $143.7 million aggregate principal amount of the 2027 6.875% Senior Notes were validly tendered and exchanged by certain eligible bondholders for consideration consisting of $127.1 million aggregate principal amount of 8.00% second lien senior secured notes, which were fully redeemed at par in connection with the Convertible Senior Notes issuance during the second quarter of 2021. On April 5, 2024, we redeemed all of OpCo's remaining outstanding 2027 6.875% Senior Notes at a redemption price equal to 100% of the aggregate principal amount outstanding of $356.4 million.

The Senior Unsecured Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Company and each of OpCo's current subsidiaries that guarantee borrowings under OpCo's Credit Agreement.

The indentures governing the Senior Unsecured Notes contain covenants that, among other things and subject to certain exceptions and qualifications, limit OpCo's ability and the ability of OpCo's restricted subsidiaries to: (i) incur or guarantee additional indebtedness or issue certain types of preferred stock; (ii) pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness; (iii) transfer or sell assets; (iv) make investments; (v) create certain liens; (vi) enter into agreements that restrict dividends or other payments from their subsidiaries to them; (vii) consolidate, merge or transfer all or substantially all of their assets; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries. OpCo was in compliance with these covenants as of December 31, 2024 and through the filing of this Annual Report.

For further information on our Convertible Senior Notes and Senior Unsecured Notes, refer to *Note 5—Long-Term Debt* under Item 8 of this Annual Report.

Obligations and Commitments

We routinely enter into or extend operating and transportation agreements, office and equipment leases, drilling rig contracts, among others, in the ordinary course of business. The following table summarizes our obligations and commitments as of December 31, 2024 to make future payments under long-term contracts for the time periods specified below.

(in thousands)	2025	2026	2027	2028	2029	Thereafter	Total
Operating leases[1]	$ 60,242	$ 46,007	$ 13,317	$ 3,561	$ 2,333	$ 4,087	$ 129,547
Finance leases[2]	803	823	843	864	886	205,534	209,753
Purchase obligations[3]	57,578	56,757	15,251	13,233	724	—	143,543
Development obligation[4]	20,000	20,000	—	—	—	—	40,000
Asset retirement obligations[5]	11,646	12,330	3,200	192	1,124	131,597	160,089
Long term debt obligations[6]	—	289,448	550,000	170,000	700,000	2,500,000	4,209,448
Cash interest expense on long-term debt obligations[7]	297,495	282,586	250,771	225,652	202,552	411,918	1,670,974
Total	$ 447,764	$ 707,951	$ 833,382	$ 413,502	$ 907,619	$3,253,136	$ 6,563,354

[1] Operating leases consist of our office rental agreements, drilling rig contracts and other wellhead equipment. Please refer to *Note 16—Leases* under Part II, Item 8 of this Annual Report for details on our operating lease commitments.

[2] Finance leases consist of our ground lease related to the office building we purchased in Midland, Texas. The lease term is ninety-nine years and as a result, the commitments above have been shown at their current present value. Please refer to *Note 16—Leases* under Part II, Item 8 of this Annual Report for details on our finance lease commitments.

[3] Consists of an energy purchase agreement to buy a minimum amount of electricity at a fixed price or pay for underutilization as well as a take-or-pay agreement to purchase a minimum volume of frac sand at a fixed price. The obligations reported above represent our remaining minimum financial commitments pursuant to the terms of these contracts as of December 31, 2024, however actual expenditures may exceed the minimum commitments presented above.

[4] Consists of obligations that are tied to our future drilling, completion and water connection activity in Reeves County, Texas that will require repayment if certain performance obligations through September 2026 are not met.

[5] Asset retirement obligations reflect the present value of the estimated future costs associated with the plugging and abandonment of oil and gas wells and the related land restoration in accordance with applicable laws and regulations.

[6] Long-term debt consists of the principal amounts of our senior notes due as of December 31, 2024.

[7] Cash interest expense on our senior notes is estimated assuming no principal repayment until the maturity of the instruments. Cash interest expense on the Credit Agreement includes unused commitment fees and assumes no additional principal borrowings, repayments or changes to commitments under the agreement through the instrument due date.

Recently Issued Accounting Standards

Refer to *Note 1—Basis of Presentation and Summary of Significant Accounting Policies*, in Part II, Item 8. Financial Statements and Supplementary Data in this annual report for a discussion of recently issued accounting standards and their anticipated effect on our business.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these statements requires us to make certain assumptions, judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, as well as, the disclosure of contingent assets, contingent liabilities and commitments as of the date of our financial statements. We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual results may vary from our estimates due to changes in circumstances, weather, politics, global economics, commodity prices, production performance, drilling results, mechanical problems, general business conditions and other factors. A summary of our significant accounting policies can be found in *Note 1—Basis of Presentation and Summary of Significant Accounting Policies* under Item 8 of this Annual Report.

We have outlined certain of our accounting policies below which require the application of significant judgment by our management.

Oil and Natural Gas Reserve Quantities

We use the successful efforts method of accounting for our oil and gas producing activities. The successful efforts method inherently relies on the estimation of proved crude oil, natural gas and NGL reserves. Reserve quantities and the related estimates of future net cash flows are used as inputs to our calculation of depletion, evaluation of proved properties for impairment, assessment of the expected realizability of our deferred income tax assets, and the standardized measure of discounted future net cash flows computations.

The process of estimating quantities of proved reserves is inherently imprecise and relies on the following: i) interpretations and judgment of available geological, geophysical, engineering and production data; ii) certain economic assumptions, some of which are mandated by the SEC, such as commodity prices; and iii) assumptions and estimates of underlying inputs such as operating expenses, capital expenditures, plug and abandonment costs and taxes. All of these assumptions may differ substantially from actual results, which could result in a significant change in our estimated quantities of proved reserves and their future net cash flows. We continually make revisions to reserve estimates throughout the year as additional information becomes available, and we make changes to depletion rates in the same reporting period that changes to reserve estimates are made.

Business Combinations

From time to time, we may complete acquisitions that are accounted for as business combinations that require us to recognize the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their estimated fair values on the acquisition date. Determining fair value requires management's judgment and involves the use of significant estimates and assumptions with respect to projections of future production volumes, forecasted development costs, pricing and cash flows, discount rates, expectations regarding customer contracts and relationships, reserve risk adjustment factors and other management estimates. The judgments made in the determination of the estimated fair value assigned to the assets acquired, liabilities assumed and any noncontrolling interest, as well as the estimated useful life of each asset and the duration of each liability, can materially impact the financial statements in periods after acquisition. See *Note 2—Business Combinations* in Item 8 of this Annual Report on Form 10-K.

Impairment of Oil and Natural Gas Properties

We assess our proved properties for impairment when events or changes in circumstances indicate that the carrying value of such proved property assets may not be recoverable. For purposes of an impairment evaluation, our proved oil and natural gas properties must be grouped at the lowest level for which independent cash flows can be identified. If the sum of the undiscounted estimated cash flows from the use of the asset group and its eventual disposition is less than the carrying value of an asset group, the carrying value is written down to its estimated fair value. Fair value for the purpose of measuring impairment write-downs are calculated using the present value of expected future cash flows that are estimated to be generated from the asset group. Fair value estimates are based on projected financial information which we believe to be reasonably likely to occur, as of the date that the impairment write-down is being measured. However, such future cash flow estimates are based on numerous assumptions that can materially affect our estimates, and such assumptions are subject to change with variations in commodity prices, production performance, drilling results, operating and development costs, underlying oil and gas reserve quantities, and other internal or external factors.

Unproved properties consist of the costs we incur to acquire undeveloped leasehold acreage and unproved reserves. Unproved properties are periodically assessed for impairment based on remaining lease term, drilling results, reservoir performance, seismic interpretation or future plans to develop acreage. Changes in our assessment or these factors could result in additional impairment charges of our undeveloped leases.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The term "market risk" as it applies to our business refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates, and we are exposed to market risk as described below. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our primary market risk exposure is in the pricing that we receive for our oil, natural gas and NGL production. Pricing for oil, natural gas and NGLs has been volatile and unpredictable for several years, and we expect this volatility to continue for the foreseeable future. Based on our production for the year ended December 31, 2024, our oil and gas sales for the year ended December 31, 2024 would have moved up or down $436.3 million for each 10% change in oil prices per Bbl, minimally for each 10% change in natural gas prices per Mcf and $63.8 million for each 10% change in NGL prices per Bbl.

Due to this volatility, we have historically used, and we may elect to continue to selectively use, commodity derivative instruments (such as collars, swaps, puts and basis swaps) to mitigate price risk associated with a portion of our anticipated production. Our derivative instruments allow us to reduce, but not eliminate, the potential effects of the variability in cash flows that can emanate from fluctuations in oil and natural gas prices, and thereby provide increased certainty of cash flows for our drilling program and debt service requirements. These instruments provide only partial price protection against declines in oil and natural gas prices, but alternatively they partially limit our potential gains from future increases in prices. Our Credit Agreement limits our ability to enter into commodity hedges covering greater than 85% of our reasonably anticipated projected production from proved properties.

The table below summarizes the terms of the derivative contracts we had in place as of December 31, 2024 and additional contracts entered into through February 21, 2025. Refer to *Note 8—Derivative Instruments* under Item 8 of this Annual Report for open derivative positions as of December 31, 2024.

	Period	Volume (Bbls)	Volume (Bbls/d)	Wtd. Avg. Crude Price ($/Bbl)[1]
Crude oil swaps	January 2025 - March 2025	4,050,000	45,000	$75.21
	April 2025 - June 2025	4,095,000	45,000	73.87
	July 2025 - September 2025	4,140,000	45,000	72.64
	October 2025 - December 2025	4,140,000	45,000	71.60
	January 2026 - March 2026	1,575,000	17,500	71.49
	April 2026 - June 2026	1,592,500	17,500	70.61
	July 2026 - September 2026	1,610,000	17,500	69.77
	October 2026 - December 2026	1,610,000	17,500	69.08

	Period	Volume (Bbls)	Volume (Bbls/d)	Wtd. Avg. Differential ($/Bbl)[2]
Crude oil basis differential swaps	January 2025 - March 2025	3,932,000	43,689	$1.11
	April 2025 - June 2025	4,095,000	45,000	1.10
	July 2025 - September 2025	4,140,000	45,000	1.10
	October 2025 - December 2025	4,140,000	45,000	1.10
	January 2026 - March 2026	1,575,000	17,500	1.15
	April 2026 - June 2026	1,592,500	17,500	1.15
	July 2026 - September 2026	1,610,000	17,500	1.15
	October 2026 - December 2026	1,610,000	17,500	1.15

	Period	Volume (Bbls)	Volume (Bbls/d)	Wtd. Avg. Differential ($/Bbl)[3]
Crude oil roll differential swaps	January 2025 - March 2025	3,932,000	43,689	$0.43
	April 2025 - June 2025	4,095,000	45,000	0.44
	July 2025 - September 2025	4,140,000	45,000	0.44
	October 2025 - December 2025	4,140,000	45,000	0.44
	January 2026 - March 2026	1,575,000	17,500	0.28
	April 2026 - June 2026	1,592,500	17,500	0.28
	July 2026 - September 2026	1,610,000	17,500	0.28
	October 2026 - December 2026	1,610,000	17,500	0.28

---

[1] These crude oil swap transactions are settled based on the NYMEX WTI index price on each trading day within the specified monthly settlement period versus the contractual swap price for the volumes stipulated.

[2] These crude oil basis swap transactions are settled based on the difference between the arithmetic average of ARGUS MIDLAND WTI and ARGUS WTI CUSHING indices, during each applicable monthly settlement period.

[3] These crude oil roll swap transactions are settled based on the difference between the arithmetic average of NYMEX WTI calendar month prices and the physical crude oil delivery month price.

	Period	Volume (MMBtu)	Volume (MMBtu/d)	Wtd. Avg. Gas Price ($/MMBtu)[1]
Natural gas swaps	January 2025 - March 2025	11,070,000	123,000	$3.44
	April 2025 - June 2025	11,193,000	123,000	3.12
	July 2025 - September 2025	11,316,000	123,000	3.43
	October 2025 - December 2025	11,316,000	123,000	3.85
	January 2026 - March 2026	8,190,000	91,000	4.08
	April 2026 - June 2026	8,281,000	91,000	3.40
	July 2026 - September 2026	8,372,000	91,000	3.65
	October 2026 - December 2026	8,372,000	91,000	4.01
	January 2027 - March 2027	12,600,000	140,000	4.24
	April 2027 - June 2027	12,740,000	140,000	3.32
	July 2027 - September 2027	12,880,000	140,000	3.58
	October 2027 - December 2027	12,880,000	140,000	3.94

	Period	Volume (MMBtu)	Volume (MMBtu/d)	Wtd. Avg. Differential ($/MMBtu)[2]
Natural gas basis differential swaps	January 2025 - March 2025	11,070,000	123,000	$(0.83)
	April 2025 - June 2025	11,193,000	123,000	(1.35)
	July 2025 - September 2025	11,316,000	123,000	(1.23)
	October 2025 - December 2025	11,316,000	123,000	(1.25)
	January 2026 - March 2026	8,190,000	91,000	(1.09)
	April 2026 - June 2026	8,281,000	91,000	(2.27)
	July 2026 - September 2026	8,372,000	91,000	(1.29)
	October 2026 - December 2026	8,372,000	91,000	(0.98)
	January 2027 - March 2027	12,600,000	140,000	(0.46)
	April 2027 - June 2027	12,740,000	140,000	(1.11)
	July 2027 - September 2027	12,880,000	140,000	(0.62)
	October 2027 - December 2027	12,880,000	140,000	(0.87)

[1] These natural gas swap contracts are settled based on the NYMEX Henry Hub price on each trading day within the specified monthly settlement period versus the contractual swap price for the volumes stipulated.

[2] These natural gas basis swap contracts are settled based on the difference between the Inside FERC's West Texas Waha Hub price and the NYMEX price of natural gas during each applicable monthly settlement period.

Changes in the fair value of derivative contracts from December 31, 2023 to December 31, 2024, are presented below:

(in thousands)	Commodity derivative asset (liability)
Net fair value of oil and gas derivative contracts outstanding as of December 31, 2023	$ 93,573
Commodity hedge contract settlement payments, net of any receipts	(77,203)
Cash and non-cash mark-to-market gains (losses) on commodity hedge contracts[1]	94,986
Net fair value of oil and gas derivative contracts outstanding as of December 31, 2024	$ 111,356

[1] At inception, new derivative contracts entered into by us have no intrinsic value.

A hypothetical upward or downward shift of 10% per Bbl in the NYMEX forward curve for crude oil as of December 31, 2024 would cause a $154.3 million increase or decrease, respectively, in this fair value position, and a hypothetical upward or downward shift of 10% per MMBtu in the NYMEX forward curve for natural gas as of December 31, 2024 would cause a $14.0 million increase or decrease, respectively, in this same fair value position.

Interest Rate Risk

Our ability to borrow and the rates offered by lenders can be adversely affected by deteriorations in the credit markets and/or downgrades in our credit rating. OpCo's Credit Agreement interest rate is based on a SOFR spread, which exposes us to interest rate risk to the extent we have borrowings outstanding under this credit facility. As of December 31, 2024, we had no borrowings outstanding under the Credit Agreement. We do not currently have or intend to enter into any derivative hedge contracts to protect against fluctuations in interest rates applicable to our outstanding indebtedness.

The long-term debt balance of $4.2 billion consists of our senior notes, which have fixed interest rates; therefore, this balance is not affected by interest rate movements. For additional information regarding our debt instruments, see *Note 5—Long-Term Debt* in Item 8 of this Annual Report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PERMIAN RESOURCES CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Permian Resources Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Permian Resources Corporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of oil and natural gas reserves on depletion expense related to proved oil and natural gas properties

As discussed in Note 1 to the consolidated financial statements, capitalized proved property acquisition and development costs are depleted on a units-of-production method, which is based on the estimated oil and natural gas reserves remaining. For the year ended December 31, 2024, the Company recorded depletion expense of proved oil and natural gas properties included in total depreciation, depletion and amortization expense of $1.8 billion. The estimation of economically recoverable proved oil and natural gas reserves requires the expertise of professional petroleum reserve engineers who take into consideration forecasted production, development cost assumptions and oil and natural gas prices. The Company annually engages independent reserve engineers to estimate the proved oil and natural gas reserves and the Company's internal reserve engineers update the estimates of proved oil and natural gas reserves on a quarterly basis.

We identified the estimation of oil and natural gas reserves on depletion expense related to proved oil and natural gas properties as a critical audit matter. There was a high degree of subjectivity in evaluating the estimate of proved oil and natural gas reserves, which is a significant input into the calculation of depletion. Subjective auditor judgment was required to evaluate the assumptions used by the Company related to forecasted production, development costs, and oil and natural gas pricing.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to estimate depletion expense related to proved oil and natural gas properties. This included controls related to the assumptions used in the proved oil and natural gas reserves estimate, and to calculate depletion expense. We evaluated (1) the professional qualifications of the Company's internal reserve engineers as well as the independent reserve engineers and independent engineering firm, (2) the knowledge, skills, and ability of the Company's internal and independent reserve engineers, and (3) the relationship of the independent reserve engineers and independent engineering firm to the Company. We assessed the methodology used by the Company to estimate the reserves for consistency with industry and regulatory standards. We assessed the data used in the average of the first-day-of-the-month pricing assumptions used in the internal reserve engineers' and the independent reserve engineers' estimates of the proved reserves by comparing them to publicly available oil and natural gas benchmark pricing data, and existing contractual arrangements. We evaluated assumptions used in the internal reserve engineers' and independent reserve engineers' estimates regarding future development costs by comparing them to historical costs. Additionally, we compared the forecasted production volumes to historical production, and we compared the Company's historical production forecasts to actual production volumes to assess the Company's ability to accurately forecast. We read the report of the Company's independent reserve engineers in order to understand the methods and assumptions used by the independent reserve engineers in connection with our evaluation of the Company's reserve estimates. We compared reserve quantity information to the corresponding information used for depletion expense and recalculated the depletion expense for compliance with regulatory standards.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
February 26, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Permian Resources Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Permian Resources Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 26, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Dallas, Texas

February 26, 2025

PERMIAN RESOURCES CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 479,343	$ 73,290
Accounts receivable, net	530,452	481,060
Derivative instruments	85,509	70,591
Prepaid and other current assets	26,290	25,451
Total current assets	1,121,594	650,392
Property and equipment		
Oil and natural gas properties, successful efforts method		
Unproved properties	1,990,441	2,401,317
Proved properties	18,595,780	15,036,687
Accumulated depreciation, depletion and amortization	(5,163,124)	(3,401,895)
Total oil and natural gas properties, net	15,423,097	14,036,109
Other property and equipment, net	50,381	43,647
Total property and equipment, net	15,473,478	14,079,756
Noncurrent assets		
Operating lease right-of-use assets	119,703	59,359
Other noncurrent assets	183,125	176,071
TOTAL ASSETS	$ 16,897,900	$ 14,965,578
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 1,198,418	$ 1,167,525
Operating lease liabilities	57,216	33,006
Other current liabilities	71,703	41,022
Total current liabilities	1,327,337	1,241,553
Noncurrent liabilities		
Long-term debt, net	4,184,233	3,848,781
Asset retirement obligations	148,443	121,417
Deferred income taxes	602,379	422,627
Operating lease liabilities	64,288	28,302
Other noncurrent liabilities	52,701	73,150
Total liabilities	6,379,381	5,735,830
Commitments and contingencies (Note 14)		
Shareholders' equity		
Common stock, $0.0001 par value, 1,500,000,000 shares authorized:		
Class A: 707,388,380 shares issued and 703,774,082 shares outstanding at December 31, 2024 and 544,610,984 shares issued and 540,789,758 shares outstanding at December 31, 2023	71	54
Class C: 99,599,640 shares issued and outstanding at December 31, 2024 and 230,962,833 shares issued and outstanding at December 31, 2023	10	23
Additional paid-in capital	8,056,552	5,766,881
Retained earnings (accumulated deficit)	1,081,895	569,139
Total shareholders' equity	9,138,528	6,336,097
Noncontrolling interest	1,379,991	2,893,651
Total equity	10,518,519	9,229,748
TOTAL LIABILITIES AND EQUITY	$ 16,897,900	$ 14,965,578

The accompanying notes are an integral part of these consolidated financial statements.

PERMIAN RESOURCES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Year Ended December 31,	
	2024	**2023**	**2022**
Operating revenues			
Oil and gas sales	$ 5,000,734	$ 3,120,893	$ 2,131,265
Operating expenses			
Lease operating expenses	685,172	373,772	171,867
Severance and ad valorem taxes	377,731	240,762	155,724
Gathering, processing and transportation expenses	183,602	89,282	97,915
Depreciation, depletion and amortization	1,776,673	1,007,576	444,678
General and administrative expenses	174,630	161,855	159,554
Merger and integration expense	18,064	125,331	77,424
Impairment and abandonment expense	9,912	6,681	3,875
Exploration and other expenses	30,791	19,337	11,378
Total operating expenses	3,256,575	2,024,596	1,122,415
Net gain (loss) on sale of long-lived assets	375	211	(1,314)
Income from operations	1,744,534	1,096,508	1,007,536
Other income (expense)			
Interest expense	(304,756)	(177,209)	(95,645)
Net gain (loss) on derivative instruments	94,986	114,016	(42,368)
Other income (expense)	16,087	2,333	609
Total other income (expense)	(193,683)	(60,860)	(137,404)
Income before income taxes	1,550,851	1,035,648	870,132
Income tax expense	(300,342)	(155,945)	(120,292)
Net income	1,250,509	879,703	749,840
Less: Net income attributable to noncontrolling interest	(265,808)	(403,397)	(234,803)
Net income attributable to Class A Common Stock	$ 984,701	$ 476,306	$ 515,037
Income per share of Class A Common Stock:			
Basic	$ 1.54	$ 1.36	$ 1.80
Diluted	$ 1.45	$ 1.24	$ 1.61

The accompanying notes are an integral part of these consolidated financial statements.

PERMIAN RESOURCES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income	$ 1,250,509	$ 879,703	$ 749,840
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	1,776,673	1,007,576	444,678
Stock-based compensation expense - equity awards	60,399	78,418	116,480
Stock-based compensation expense - liability awards	—	—	(24,174)
Impairment and abandonment expense	9,912	6,681	3,875
Deferred tax expense	299,019	152,383	119,679
Net (gain) loss on sale of long-lived assets	(375)	(211)	1,314
Non-cash portion of derivative (gain) loss	(17,783)	(14,606)	(77,737)
Amortization of debt issuance costs, discount and premium	6,563	11,326	15,362
Loss on extinguishment of debt	8,585	—	—
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(51,396)	36,336	(66,824)
(Increase) decrease in prepaid and other assets	(8,491)	(27,267)	(1,751)
Increase (decrease) in accounts payable and other liabilities	78,353	83,160	90,929
Net cash provided by operating activities	3,411,968	2,213,499	1,371,671
Cash flows from investing activities:			
Acquisition of oil and natural gas properties, net	(1,047,128)	(234,288)	(8,858)
Drilling and development capital expenditures	(2,060,667)	(1,524,899)	(771,577)
Cash (paid) received for businesses acquired in mergers, net of cash received	—	39,832	(496,671)
Purchases of other property and equipment	(12,845)	(34,483)	(3,563)
Contingent considerations received related to divestiture	—	60,000	—
Proceeds from sales of oil and natural gas properties	16,445	115,459	75,620
Net cash used in investing activities	(3,104,195)	(1,578,379)	(1,205,049)
Cash flows from financing activities:			
Proceeds from equity offering, net	402,211	—	—
Proceeds from borrowings under revolving credit facility	1,965,000	1,950,000	1,115,000
Repayment of borrowings under revolving credit facility	(1,965,000)	(2,335,000)	(755,000)
Repayment of credit facility acquired in mergers	—	(830,000)	(400,000)
Proceeds from issuance of senior notes	1,000,000	997,500	—
Debt issuance and redemption costs	(26,498)	(15,169)	(19,833)
Redemption of senior notes	(656,351)	—	—
Proceeds from exercise of stock options	257	534	109
Share repurchases	(61,048)	(162,420)	(19,010)
Dividends paid	(466,915)	(141,947)	(14,426)
Distributions paid to noncontrolling interest owners	(93,950)	(94,686)	(13,465)
Net cash (used in) provided by financing activities	97,706	(631,188)	(106,625)
Net increase (decrease) in cash, cash equivalents and restricted cash	405,479	3,932	59,997
Cash, cash equivalents and restricted cash, beginning of period	73,864	69,932	9,935
Cash, cash equivalents and restricted cash, end of period	$ 479,343	$ 73,864	$ 69,932

The accompanying notes are an integral part of these consolidated financial statements.

PERMIAN RESOURCES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Supplemental cash flow information			
Cash paid for interest	$ 267,081	$ 140,069	$ 60,700
Cash paid for income taxes	6,818	3,603	613
Supplemental non-cash activity			
Equity issued and long-term debt assumed to acquire oil and gas properties via mergers	$ 100,371	$ 4,873,949	$ 3,317,797
Accrued capital expenditures included in accounts payable and accrued expenses	291,574	325,069	166,062
Deferred tax liability assumed in asset acquisition and merger	—	344,223	—
Asset retirement obligations incurred, including revisions to estimates	34,683	83,446	22,648
Dividends payable	8,534	3,504	1,059

Reconciliation of cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash and cash equivalents	$ 479,343	$ 73,290	$ 59,545
Restricted cash[1]	—	574	10,387
Total cash, cash equivalents and restricted cash	$ 479,343	$ 73,864	$ 69,932

(1) Included in *Prepaid and other current assets* as of December 31, 2023 and included in *Prepaid and other current assets* and *Other noncurrent assets* as of December 31, 2022 in the consolidated balance sheets.

The accompanying notes are an integral part of these consolidated financial statements.

PERMIAN RESOURCES CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock				Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Shareholder's Equity	Non-controlling Interest	Total Equity
	Class A		Class C						
	Shares	Amount	Shares	Amount					
Balance at December 31, 2021	294,261	$ 29	—	$ —	$ 3,013,017	$ (262,326)	$ 2,750,720	$ —	$ 2,750,720
Restricted stock issued	6,692	1	—	—	(1)	—	—	—	—
Issuance of Class C Common Stock, net of tax	—	—	269,300	27	(412,734)	—	(412,707)	2,499,914	2,087,207
Taxes payable attributable to noncontrolling interest owners	—	—	—	—	—	—	—	(704)	(704)
Restricted stock forfeited	(225)	—	—	—	—	—	—	—	—
Share repurchases - Class A	(2,396)	—	—	—	(18,102)	—	(18,102)	—	(18,102)
Issuance of Common Stock under Employee Stock Purchase Plan	120	—	—	—	604	—	604	—	604
Performance stock issued less stock used for tax withholding	159	—	—	—	(908)	—	(908)	—	(908)
Stock-based compensation - equity awards	—	—	—	—	116,480	—	116,480	—	116,480
Stock option exercises	29	—	—	—	109	—	109	—	109
Dividends	—	—	—	—	—	(15,485)	(15,485)	—	(15,485)
Distributions to noncontrolling interest owners	—	—	—	—	—	—	—	(13,465)	(13,465)
Net income	—	—	—	—	—	515,037	515,037	234,803	749,840
Balance at December 31, 2022	298,640	30	269,300	27	2,698,465	237,226	2,935,748	2,720,548	5,656,296
Restricted stock issued	1,204	—	—	—	—	—	—	—	—
Issuance of Class A Common Stock	161,166	16	—	—	2,288,014	—	2,288,030	—	2,288,030
Issuance of Class C Common, net of tax	—	—	49,534	5	(164,494)	—	(164,489)	864,919	700,430
Restricted stock forfeited	(814)	—	—	—	—	—	—	—	—
Share repurchases - Class A	(6,761)	(1)	—	—	(75,959)	—	(75,960)	—	(75,960)
Share repurchases - Class C	—	—	(7,202)	(1)	1	—	—	(86,460)	(86,460)
Issuance of Common Stock under Employee Stock Purchase Plan	56	—	—	—	241	—	241	—	241
Performance stock vested and issued	10,372	1	—	—	(1)	—	—	—	—
Stock-based compensation - equity awards	—	—	—	—	78,418	—	78,418	—	78,418
Stock option exercises	79	—	—	—	534	—	534	—	534
Dividends	—	—	—	—	—	(144,393)	(144,393)	—	(144,393)
Distributions to noncontrolling interest owners	—	—	—	—	—	—	—	(94,683)	(94,683)
Conversion of common shares from Class C to Class A, net of tax	80,669	8	(80,669)	(8)	934,713	—	934,713	(905,102)	29,611
Equity impact from transactions effecting Common Units, net of tax of $2.0 million	—	—	—	—	6,949	—	6,949	(8,968)	(2,019)
Net income	—	—	—	—	—	476,306	476,306	403,397	879,703
Balance at December 31, 2023	544,611	54	230,963	23	5,766,881	569,139	6,336,097	2,893,651	9,229,748

PERMIAN RESOURCES CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
(in thousands)

| | Common Stock | | | | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Total Shareholder's Equity | Non-controlling Interest | Total Equity |
| | Class A | | Class C | | | | | | |
	Shares	Amount	Shares	Amount					
Restricted stock issued	2,476	—	—	—	—	—	—	—	—
Restricted stock forfeited	(735)	—	—	—	—	—	—	—	—
Share repurchases - Class C	—	—	(3,800)	—	—	—	—	(61,048)	(61,048)
Issuance of Class A Common Stock	32,742	4	—	—	502,579	—	502,583	—	502,583
Performance stock vested and issued	709	—	—	—	—	—	—	—	—
Stock-based compensation - equity awards	—	—	—	—	60,399	—	60,399	—	60,399
Stock option exercises	22	—	—	—	257	—	257	—	257
Dividends	—	—	—	—	—	(471,945)	(471,945)	—	(471,945)
Distributions to noncontrolling interest owners	—	—	—	—	—	—	—	(93,950)	(93,950)
Conversion of common shares from Class C to Class A, net of tax	127,563	13	(127,563)	(13)	1,744,570	—	1,744,570	(1,647,914)	96,656
Equity impact from transactions effecting Common Units, net of tax of $5.3 million	—	—	—	—	(18,134)	—	(18,134)	23,444	5,310
Net income	—	—	—	—	—	984,701	984,701	265,808	1,250,509
Balance at December 31, 2024	707,388	$ 71	99,600	$ 10	$ 8,056,552	$ 1,081,895	$ 9,138,528	$ 1,379,991	$10,518,519

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

Permian Resources Corporation is an independent oil and natural gas company focused on the responsible acquisition, optimization and development of crude oil and associated liquids-rich natural gas reserves. The Company's assets and operations are primarily concentrated in the core of the Permian Basin, and its properties consist of large, contiguous acreage blocks located in West Texas and New Mexico. Unless otherwise specified or the context otherwise requires, all references in these notes to "Permian Resources" or the "Company" are to Permian Resources Corporation and its consolidated subsidiaries including, Permian Resources Operating, LLC ("OpCo").

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, its subsidiary OpCo and OpCo's wholly-owned subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission ("SEC"). All intercompany balances and transactions have been eliminated in consolidation.

Noncontrolling interests represent third-party ownership in OpCo and is presented as a component of equity. See *Note 10—Shareholders' Equity and Noncontrolling Interest* for a discussion of noncontrolling interest.

Use of Estimates

The preparation of the Company's consolidated financial statements requires the Company's management to make various assumptions, judgments and estimates to determine the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of commitments and contingencies. Changes in these assumptions, judgments and estimates will occur as a result of the passage of time and the occurrence of future events, and accordingly, actual results could differ from amounts previously established. Additionally, the prices received for oil, natural gas and NGL production can heavily influence the Company's assumptions, judgments and estimates, and continued volatility of oil and gas prices could have a significant impact on the Company's estimates.

The more significant areas requiring the use of assumptions, judgments and estimates include: (i) oil and natural gas reserves; (ii) cash flow estimates used in impairment tests for long-lived assets; (iii) impairment expense of unproved properties; (iv) depreciation, depletion and amortization; (v) asset retirement obligations; (vi) determining fair value and allocating purchase price in connection with business combinations and asset acquisitions; (vii) accrued revenues and related receivables; (viii) accrued liabilities; (ix) derivative valuations; (x) deferred income taxes; and (xi) determining the fair values of certain stock-based compensation awards.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid instruments with an original maturity of 3 months or less at the time of issuance to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of these investments. From time to time, the Company is required to maintain cash in separate accounts, the use of which is restricted by the terms of contracted arrangements. Such amounts are not present as of December 31, 2024 and are included in *Prepaid and other current assets* as of December 31, 2023 in the consolidated balance sheets.

Accounts Receivable

Accounts receivable consists mainly of receivables from oil and natural gas purchasers and from joint interest owners on properties the Company operates. For receivables from joint interest owners, the Company typically has the ability to withhold future revenue disbursements to recover non-payment of joint interest billings. Accordingly, the Company's oil and natural gas receivables are generally collected, and the Company has minimal bad debts.

Although diversified among many companies, collectability is dependent upon the financial wherewithal of each individual company and is influenced by the general economic conditions of the industry. Receivables are not collateralized, and the Company therefore establishes an allowance for doubtful accounts equal to the portions of its accounts receivable for which collectability is not reasonably assured. The Company had no allowance for doubtful accounts as of December 31, 2024 and December 31, 2023.

Credit Risk and Other Concentrations

Permian Resources is exposed to credit risk in the event of nonpayment by counterparties. The Company normally sells production to a relatively small number of customers, as is customary in its business. The table below summarizes the purchasers that accounted for 10% or more of the Company's total net revenues for the periods presented:

	Year Ended December 31,		
	2024	**2023**	**2022**
Shell Trading (US) Company	31 %	20 %	21 %
Enterprise Crude Oil, LLC	19 %	30 %	18 %
BP America	11 %	20 %	34 %

During these periods, no other purchaser accounted for 10% or more of the Company's net revenues. The loss of any of the Company's major purchasers could materially and adversely affect its revenues in the short-term. However, based on the demand for oil and natural gas and the availability of other purchasers, the Company believes that the loss of any major purchaser would not have a material adverse effect on its financial condition and results of operations because crude oil and natural gas are fungible products with well-established markets and numerous purchasers.

By using derivative instruments to economically hedge exposures to changes in commodity prices, the Company also exposes itself to credit risk. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company minimizes the credit risk in derivative instruments by: (i) limiting its exposure to any single counterparty; and (ii) only entering into hedging arrangements with counterparties that are also participants in OpCo's credit agreement, all of which have investment-grade credit ratings.

Oil and Natural Gas Properties

The Company's oil and natural gas producing activities are accounted for using the successful efforts method of accounting. Under the successful efforts method, the costs incurred to acquire, drill, and complete development wells are capitalized to proved properties. Exploration costs, including personnel and other internal costs, geological and geophysical expenses and delay rentals for oil and gas leases, are charged to expense as incurred. Costs of drilling exploratory wells, on the other hand, are initially capitalized but are charged to expense if the well is determined to be unsuccessful. Costs to operate, repair and maintain wells and field equipment are expensed as incurred.

Proved Properties. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil, natural gas and NGLs are capitalized. All costs incurred to drill and equip successful exploratory wells, development wells, development-type stratigraphic test wells, extension wells and service wells, are capitalized. Capitalized proved property acquisition and development costs are depleted using a units-of production method based on the remaining life of proved and proved developed reserves, respectively.

Net carrying values of retired, sold or abandoned properties that constitute less than a complete unit of depreciable property are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized. Gains or losses from the disposal of complete units of depreciable property are recognized to the consolidated statements of operations.

The Company reviews its proved oil and natural gas properties for impairment whenever events and circumstances indicate that there could be a possible decline in the recoverability of the carrying amount of such property. The Company estimates the expected future cash flows of its oil and natural gas properties and compares these undiscounted cash flows to the carrying amount of the oil and natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will write down the carrying amount of the oil and natural gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, estimated future capital and operating expenditures and discount rates, which are based on a weighted average cost of capital. There were no impairments of proved oil and natural gas properties for the years ended December 31, 2024, 2023 and 2022.

Unproved Properties. Unproved properties consist of costs to acquire undeveloped leases as well as costs to acquire unproved reserves, and they are both capitalized as incurred. These consist of costs incurred in obtaining a mineral interest or a right in a property such as a lease, in addition to broker fees, recording fees and other similar costs related to acquiring properties. Leasehold costs are classified as unproved until proved reserves are discovered on or otherwise attributed to the property, at which time the related unproved property costs are transferred to proved oil and natural gas properties.

The Company evaluates unproved properties for impairment based on remaining lease term, drilling results, reservoir performance, seismic interpretation or future plans to develop acreage. Any portion of unproved properties deemed unlikely to be developed for proved reserves or otherwise determined to be recoverable is charged as impairment expense upon such determination. Impairments of unproved properties are included in *Impairment and abandonment expense* in the consolidated statements of operations.

Other Property and Equipment

Other property and equipment includes office furniture and equipment, buildings, vehicles, computer hardware and software and is recorded at cost. These assets are depreciated using the straight-line method over their estimated useful lives which range from three to twenty years. Equipment upgrades and improvements are capitalized while expenditures for maintenance and repairs are expensed as incurred. When other property and equipment is sold or retired, the capitalized costs and related accumulated depreciation are removed from the accounts and a gain or loss is recorded in the consolidated statements of operations as needed.

Debt Issuance Costs, Discounts and Premiums

Debt issuance costs related to the Company's revolving credit facility are included in the line item *Other Noncurrent Assets* in the consolidated balance sheets. These costs are amortized to interest expense on a straight-line basis over the borrowing term. Issuance costs incurred in connection with the Company's senior notes offerings and any related issuance discount or premium are deferred and charged to interest expense over the term of the agreement; however, these amounts are reflected as a reduction of or addition to the related obligation in the line item *Long-term debt* on the consolidated balance sheets.

Derivative Financial Instruments

In order to mitigate its exposure to oil and natural gas price volatility, the Company may periodically use derivative instruments, such as swaps, costless collars, basis swaps, and other similar agreements. The Company's derivatives have not been designated as hedges for accounting purposes.

The Company records derivative instruments in its consolidated balance sheets as either an asset or liability measured at fair value. To the extent legal right of offset exists with a counterparty, the Company reports derivative assets and liabilities on a net basis. The commodity derivative instruments are accounted for using mark-to-market accounting where all gains and losses are recognized in earnings during the period in which they are incurred.

Asset Retirement Obligations

The Company recognizes a liability for the estimated future costs associated with abandonment of its oil and natural gas properties. A liability for the fair value of an asset retirement obligation and corresponding increase to the carrying value of the related long-lived asset are recorded at the time a well is drilled or acquired. The fair value of the liability recognized is based on the present value of the estimated future cash outflows associated with its plug and abandonment obligations. The Company depletes the amount added to proved oil and natural gas property costs and recognizes expense in connection with the accretion of the discounted liability over the remaining estimated economic lives of the respective oil and natural gas properties. Revisions typically occur due to changes in estimated abandonment costs or well economic lives, or if federal or state regulators enact new requirements regarding the abandonment of wells.

Revenue Recognition

The Company derives revenue primarily from the sale of produced oil, natural gas, and NGLs. Revenue is recognized when a performance obligation is satisfied by transferring control of the produced oil, natural gas or NGLs to the customer. For all commodity products, the Company records revenue in the month production is delivered to the purchaser based on estimates of the amount of production delivered to the purchaser and the price the Company will receive. Payments are generally received between 30 and 60 days after the date of production. Variances between estimated sales and actual amounts received are typically insignificant and are recorded in the month payment is received. Refer to *Note 15—Revenues* for additional information.

Income Taxes

The Company is subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of OpCo, as well as any stand-alone income generated by the Company. OpCo is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, OpCo is not subject to U.S. federal and certain state and local income taxes. Any taxable income generated by OpCo is passed through to and included in the taxable income of its members, including the Company, on a pro rata basis.

Income taxes are recognized based on earnings reported for tax return purposes and provisions recorded for deferred income taxes. Deferred income tax assets and liabilities are recognized based on temporary differences resulting from: (i) net operating loss carryforwards for income tax purposes, and (ii) differences between the amounts recorded to the consolidated financial statements and the tax basis of assets and liabilities, as measured using enacted statutory tax rates in effect at the end of a period. The effect of a change in tax rates or tax laws is recognized in income during the period such changes are enacted. A valuation allowance for deferred tax assets is established when it is more likely than not that some portion of the benefit from deferred tax assets will not be realized.

Stock-Based Compensation

The Company's stock-based compensation consists of grants of restricted stock, stock options, and performance stock units to employees and directors. The Company determines compensation expense related to all equity-based awards based on their estimated fair value, and such expense is recognized on a straight-line basis over the applicable service period of the award. For cash settled awards classified as liabilities, compensation expense is estimated based on the fair value of the awards as of the balance sheet date, and such expense is recognized ratably over the period in which the award is expected to be paid. See *Note 7—Stock-Based Compensation* for additional information regarding the Company's stock-based compensation.

Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net income attributable to the Company's Class A Common Stock by the weighted average shares of Class A Common Stock outstanding during each period. Dilutive EPS is calculated by dividing adjusted net income attributable to Class A Common Stock by the weighted average shares of diluted Class A Common Stock outstanding, which includes the effect of potentially dilutive securities. See *Note 11—Earnings Per Share* for additional information regarding the Company's computation of EPS.

Segment Reporting

The nature of the Company's operations and geographical location of such are concentrated to exploration and production of oil and natural gas within the Permian Basin. The Company's chief operating decision maker ("CODM") is each of its Co-Chief Executive Officers who manage and review the Company's operations on a consolidated basis. Accordingly, the Company operates in one reportable segment.

The CODM uses consolidated net income to measure profit or loss, assess performance and make key operating decisions. Additionally, the CODM utilizes cash flows to facilitate investment decisions, including determining future levels of developmental capital expenditures, assessing potential acquisitions and divestitures, assessing appropriate returns of capital to shareholders and other strategic sources and uses of capital. The CODM does not generally evaluate performance using asset information. Consolidated net income and all significant expenses are reported within the Company's consolidated statements of operations while cash flows are presented on the Company's consolidated statement of cash flows.

Recently Issued Accounting Standards

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures*, which requires public business entities to disclose specific expense categories in the notes to the financial statements. This ASU is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The Company is currently assessing the impact of this ASU on the Company's financial statements.

Note 2—Business Combinations

Bolt-On Acquisition

On September 17, 2024, the Company completed its acquisition of oil and gas properties with certain affiliates of Occidental Petroleum Corporation for total cash consideration of $743.5 million, subject to customary post-closing purchase price adjustments (the "Bolt-On Acquisition"). The Bolt-On Acquisition included approximately 29,500 net leasehold acres and approximately 9,900 net royalty acres that are predominately located directly offsetting the Company's existing assets in Reeves County, Texas, as well as Eddy County, New Mexico. Additionally, the acquired assets in Reeves County include a fully integrated midstream system, consisting of over 100 miles of operated oil and gas gathering systems, approximately 10,000 surface acres, and water infrastructure including saltwater disposal wells, a recycling facility, frac ponds and water wells. The Bolt-On Acquisition was completed to drive long-term accretion across the Company's key financial and operating metrics, enhance shareholder returns and add core inventory locations to the Company's existing position in the Permian Basin.

Purchase Price Allocation

The Bolt-On Acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations* ("ASC 805"). Under the acquisition method of accounting, the assets acquired and liabilities assumed are recorded at their respective fair values as of the acquisition closing date, which requires judgment and certain estimates and assumptions to be made. Oil and natural gas properties were valued using an income-based approach, which incorporates a discounted cash flow method. The pro forma impact of this business combination to revenues and net income is not disclosed as it was deemed not to have a material impact on the Company's results of operations.

As of the date of this filing, the fair value of assets acquired and liabilities assumed are preliminary and not complete as adjustments may be made. The Company expects to complete the purchase price allocation during the 12-month period subsequent to the Bolt-On Acquisition closing date. The following table represents the preliminary consideration and purchase price allocation of the identifiable assets acquired and the liabilities assumed based on their respective fair values as of the closing date of the business combination.

(in thousands, except share and per share data)	Bolt-On Acquisition Consideration
Total cash consideration given	$ 743,496
Fair value of assets acquired:	**Preliminary Purchase Price Allocation**
Accounts receivable, net	$ 5,556
Oil and natural gas properties, net	770,449
Total assets acquired	$ 776,005
Fair value of liabilities assumed:	
Accounts payable and accrued expenses	$ 17,355
Asset retirement obligations	15,154
Total liabilities assumed	$ 32,509
Net assets acquired	$ 743,496

Earthstone Merger

On November 1, 2023 the Company completed its merger (the "Earthstone Merger") with Earthstone Energy, Inc. ("Earthstone"). In connection with the Earthstone Merger, the Board of Directors of both companies unanimously determined (i) each share of Earthstone Class A common stock was converted into the right to receive 1.446 shares (the "Exchange Ratio") of Permian Resources Class A Common Stock, (ii) each share of Earthstone Class B common stock was converted into the right to receive 1.446 shares of Permian Resources Class C Common Stock and (iii) each common unit of Earthstone Energy Holdings, LLC ("Earthstone OpCo"), a subsidiary of Earthstone, representing limited liability company membership interests in Earthstone OpCo (the "Earthstone OpCo Unit holders") was converted into the right to receive a number of common units representing limited liability company interests in OpCo ("Common Units") equal to the Exchange Ratio. As a result, the Company issued 161.2 million shares of its Class A Common Stock and 49.5 million shares of its Class C Common Stock to Earthstone stockholders under the terms of the merger agreement governing the Earthstone Merger.

Earthstone was an independent oil and gas company engaged in the operation and development of oil and natural gas properties in the Permian Basin in both Texas and New Mexico. Earthstone's assets consisted of approximately 167,000 net leasehold acres in the Midland Basin and 56,000 net leasehold acres in the Delaware Basin, and Earthstone's Delaware Basin acreage was offset to Permian Resources' existing acreage in Lea and Eddy Counties. The Earthstone Merger was completed to drive long-term accretion across the Company's key financial and operating metrics, enhance shareholder returns, improve capital efficiency, and add significant core inventory locations to the Company's existing position in the Permian Basin.

Purchase Price Allocation

The Earthstone Merger was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, with the Company being identified as the accounting acquirer. Under the acquisition method of accounting, the assets acquired and liabilities assumed are recorded at their respective fair values as of the Earthstone Merger closing date, which requires judgment and certain estimates and assumptions to be made. Oil and natural gas properties were valued using an income-based approach, which incorporates a discounted cash flow method. The Company retained Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm, to prepare the estimates of all reserves obtained in connection with the Earthstone Merger and the associated pre-tax future net cash flows. The individuals performing reserves estimates possess professional qualifications and demonstrate competency in reserves estimation and evaluation. The fair value of Earthstone's outstanding senior notes was based on unadjusted quoted prices for these same notes in an active market. The value of derivative instruments was based on Level 2 inputs similar to the Company's other commodity price derivatives. Refer to *Note 9—Fair Value Measurements* for additional information on fair value measurements.

The purchase price allocation was finalized during the year ended December 31, 2024. The following table represents the final merger consideration and purchase price allocation of the identifiable assets acquired and the liabilities assumed based on their respective fair values as of the closing date of the Earthstone Merger.

(in thousands, except share and per share data)	Earthstone Merger Consideration
Share consideration	
Shares of Earthstone Class A common Stock	111,456,669
Shares of Earthstone Class B common Stock	34,255,640
Total Earthstone common stock exchanged	145,712,309
Exchange Ratio	1.446
Shares of Permian Resources Class A Common Stock issued as merger consideration	161,166,344
Shares of Permian Resources Class C Common Stock issued as merger consideration	49,533,655
Total Permian Resources common stock issued as merger consideration	210,699,999
Permian Resources Class A Common Stock price on November 1, 2023[1]	$14.20
Class A Share Consideration	$ 2,288,030
Class C Common Stock per share fair value on November 1, 2023[2]	$13.19
Class C Share Consideration	$ 653,349
Total Merger Consideration	$ 2,941,379

Fair value of assets acquired:	Purchase Price Allocation
Cash and cash equivalents	$ 39,832
Accounts receivable, net	229,828
Prepaid and other assets	53,903
Derivative instruments	862
Operating lease right-of-use assets	10,180
Unproved oil and natural gas properties	938,708
Proved oil and natural gas properties	4,498,192
Other property & equipment, net	1,967
Total assets acquired	$ 5,773,472

Fair value of liabilities assumed:	
Accounts payable and accrued expenses	$ 457,283
Derivative instruments	36,361
Long-term debt, net	1,932,570
Asset retirement obligations	71,854
Deferred Taxes	307,126
Operating lease liabilities	10,180
Other liabilities, net	16,719
Total liabilities assumed	$ 2,832,093
Net assets acquired	$ 2,941,379

[1] The fair value of the common stock issued was based on the adjusted closing price of the Company's Class A Common Stock on November 1, 2023 of $14.20.

(2)   The fair value ascribed to the Company's Class C Common Stock, that was issued as part of the Earthstone Merger consideration, was determined by applying a valuation discount to the share price of the Company's Class A Common Stock as of the Earthstone Merger closing date. This discount was determined using a Finnerty model, which considers the lack of marketability of the Class C Common Stock associated with its 180-day minimum holding period required per the terms of the transaction agreement governing the Earthstone Merger. The valuation model considers expected volatility based on the historical volatility of the Company's Class A Common Stock, a risk-free interest rate based on U.S. Treasury yield curves, and the Company's current dividend yield.

Post-Acquisition Operating Results

The results of Earthstone's operations have been included in the Company's consolidated financial statements since November 1, 2023, the effective date of the Earthstone Merger. For the year ended December 31, 2023, approximately $337.3 million of operating revenues and $211.8 million of direct operating expenses attributable to Earthstone's business have been included in the consolidated statements of operations.

In connection with the Earthstone Merger, the Company incurred certain merger-related integration and transaction costs that are expensed as incurred. For the years ended December 31, 2024 and 2023, the Company recognized transaction costs of $18.1 million and $106.9 million, respectively, which are included in *Merger and integration expense* in the consolidated statements of operations. These costs primarily relate to bankers' advisory, legal, consultancy and accounting fees, as well as severance and related benefits for employees that were terminated in connection with the Earthstone Merger.

Supplemental Unaudited Pro Forma Financial Information

The following supplemental unaudited pro forma financial information ("pro forma information") for the years ended December 31, 2023 and 2022 has been prepared from the respective historical consolidated financial statements of the Company and has been adjusted to reflect the Earthstone Merger as if it had been completed on January 1, 2022.

The pro forma information is not necessarily indicative of the results that might have occurred had the merger occurred in the past and is not intended to be a projection of future results. Future results may vary significantly from the results reflected in the following pro forma information.

| | Year Ended December 31, | |
	2023	2022
Total Revenue	$ 4,769,673	$ 5,309,689
Net Income	896,900	1,110,270
Earnings per share:		
Basic	$ 1.86	$ 2.50
Diluted	1.55	1.75

Colgate Merger

On September 1, 2022, the Company completed its merger (the "Colgate Merger") with Colgate Energy Partners III, LLC ("Colgate") and Colgate Energy Partners III MidCo, LLC (the "Colgate Unit holder"), and all membership interests issued and outstanding immediately prior to the closing were converted into Common Units equal to the number of shares of the Company's Class A Common Stock that were outstanding immediately prior to the closing. All of the Colgate Unit holder's membership interests in Colgate were exchanged for 269,300,000 shares of Class C Common Stock, 269,300,000 Common Units and $525 million in cash consideration. The Merger Agreement provided for the combination of a merger of equals transaction, with OpCo continuing as the surviving legal entity in the Colgate Merger and a subsidiary of the Company.

Colgate was an independent oil and gas exploration and development company with properties located in the Delaware Basin. Colgate's assets consisted of approximately 105,000 net leasehold acres and 25,000 net royalty acres located primarily in Reeves and Ward Counties in Texas and Eddy County in New Mexico. The Colgate Merger was completed to provide increases to our operational and financial scale, drive accretion across our key financial and operating metrics, and enhance the combined company's shareholder returns.

Post-Acquisition Operating Results

The results of Colgate's operations have been included in the Company's consolidated financial statements since September 1, 2022, the effective date of the Colgate Merger. For the year ended December 31, 2022, approximately $564.0 million of operating revenues and $132.4 million of direct operating expenses attributable to Colgate's business have been included in the consolidated statements of operations.

In connection with the Colgate Merger, the Company incurred certain merger-related integration and transaction costs that are expensed as incurred. For the years ended December 31, 2023 and 2022, the Company recognized transaction costs of $18.4 million and $77.4 million, respectively, which are included in *Merger and integration expense* in the consolidated statements of operations. These costs primarily relate to bankers' advisory fees, legal costs, accounting and consultancy fees, as well as severance and related benefits for employees that were terminated in connection with the Colgate Merger.

Supplemental Unaudited Pro Forma Financial Information

The following supplemental unaudited pro forma financial information for the year ended December 31, 2022 has been prepared from the respective historical consolidated financial statements of the Company and has been adjusted to reflect the Colgate Merger as if it had been completed on January 1, 2021.

The pro forma information is not necessarily indicative of the results that might have occurred had the Colgate Merger occurred in the past and is not intended to be a projection of future results. Future results may vary significantly from the results reflected in the following pro forma information.

	Year Ended December 31,
	2022
Total Revenue	$ 3,233,675
Net Income	489,596
Earnings per share:	
Basic	$ 1.70
Diluted	1.52

Note 3—Acquisitions and Divestitures

2024 Asset Acquisitions

During the year ended December 31, 2024, the Company completed multiple acquisitions of oil and natural gas properties for a cumulative adjusted purchase price of approximately $392.3 million. These transactions were recorded as asset acquisitions in accordance with ASC 805.

2023 Asset Acquisitions

During the year ended December 31, 2023, the Company completed multiple acquisitions of oil and natural gas properties for a cumulative adjusted purchase price of approximately $219 million. These transactions were recorded as asset acquisitions in accordance with ASC 805.

2023 SWD Divestiture

On March 13, 2023, the Company completed the sale of its operated saltwater disposal wells and the associated produced water infrastructure in Reeves County, Texas. The total cash consideration received at closing was $125 million of which $65 million was directly related to the sale and transfer of control of its water assets, while the remaining $60 million consisted of contingent consideration that is tied to the Company's future drilling, completion and water connection activity in Reeves County, Texas. The $60 million of contingent consideration will require repayment if certain performance obligations through September 2026 are not met, and it has been recorded as a liability within the Company's consolidated balance sheet accordingly. All performance obligations have been met during the payment periods and as of December 31, 2024, the remaining balance of the contingent consideration was $40 million. There was no gain or loss recognized as a result of this divestiture.

Note 4—Accounts Receivable, Accounts Payable and Accrued Expenses

Accounts receivable are comprised of the following:

(in thousands)	December 31, 2024	December 31, 2023
Accrued oil and gas sales receivable, net	$ 326,393	$ 345,982
Joint interest billings, net	188,474	123,160
Accrued derivative settlements receivable	8,585	8,228
Other	7,000	3,690
Accounts receivable, net	$ 530,452	$ 481,060

Accounts payable and accrued expenses are comprised of the following:

(in thousands)	December 31, 2024	December 31, 2023
Accounts payable	$ 45,965	$ 94,533
Accrued capital expenditures	267,213	271,569
Revenues payable	589,454	527,470
Accrued employee compensation and benefits	28,550	29,836
Accrued interest	121,204	100,882
Accrued expenses and other	146,032	143,235
Accounts payable and accrued expenses	$ 1,198,418	$ 1,167,525

Note 5—Long-Term Debt

The following table provides information about the Company's long-term debt as of the dates indicated:

(in thousands)	December 31, 2024	December 31, 2023
Credit Facility due 2028	$ —	$ —
Senior Notes		
5.375% Senior Notes due 2026	289,448	289,448
7.75% Senior Notes due 2026	—	300,000
6.875% Senior Notes due 2027	—	356,351
8.00% Senior Notes due 2027	550,000	550,000
3.25% Convertible Senior Notes due 2028	170,000	170,000
5.875% Senior Notes due 2029	700,000	700,000
9.875% Senior Notes due 2031	500,000	500,000
7.00% Senior Notes due 2032	1,000,000	1,000,000
6.25% Senior Notes due 2033	1,000,000	—
Unamortized debt issuance costs on Senior Notes	(31,545)	(23,149)
Unamortized debt (discount)/premium	6,330	6,131
Senior Notes, net	4,184,233	3,848,781
Total long-term debt, net	$ 4,184,233	$ 3,848,781

Credit Agreement

OpCo, the Company's consolidated subsidiary, has a credit agreement with a syndicate of banks that provides for a secured revolving credit facility, maturing in February 2028 (the "Credit Agreement") that, as of December 31, 2024, had a borrowing base of $4.0 billion and elected commitments of $2.5 billion. As of December 31, 2024, the Company had no borrowings outstanding and $2.5 billion in available borrowing capacity, net of $2.5 million in letters of credit outstanding.

In connection with the spring borrowing base redetermination in April 2024, the Company entered into the seventh amendment to its Credit Agreement (the "Seventh Amendment"). The Seventh Amendment, among other things, increased the elected commitments under the Credit Agreement to $2.5 billion from $2.0 billion and reaffirmed the borrowing base at $4.0 billion. The elected commitments and borrowing base were reaffirmed during the fall 2024 borrowing base redetermination resulting in an amendment to our Credit Agreement, which, among other things, extended the maturity date from February 2027 to February 2028 and adjusted the applicable margin calculation to a pricing grid based upon borrowing base utilization.

The amount available to be borrowed under the Credit Agreement is equal to the lesser of (i) the borrowing base, which is set at $4.0 billion; (ii) aggregate elected commitments, which is set at $2.5 billion as of December 31, 2024; or (iii) $6.0 billion. The borrowing base is redetermined semi-annually in the spring and fall by the lenders in their sole discretion. It also allows for the Company to request two optional borrowing base redeterminations in between the scheduled redeterminations. The borrowing base depends on, among other things, the quantities of OpCo's proved oil and natural gas reserves, estimated cash flows from those reserves, and the Company's commodity hedge positions. Upon a redetermination of the borrowing base, if actual borrowings outstanding exceed the revised borrowing capacity, OpCo could be required to immediately repay a portion of its debt outstanding. Borrowings under the Credit Agreement are guaranteed by certain of OpCo's subsidiaries.

Borrowings under the Credit Agreement may be base rate loans or Secured Overnight Financing Rate ("SOFR") loans. Interest is payable quarterly for base rate loans and at the end of the applicable interest period for SOFR loans. SOFR loans bear interest at SOFR plus an applicable margin ranging from 175 to 275 basis points, depending on the percentage of elected commitments utilized, plus an additional 10 basis point credit spread adjustment. Base rate loans bear interest at a rate per annum equal to the greatest of: (i) the agent bank's prime rate; (ii) the federal funds effective rate plus 50 basis points; or (iii) the adjusted Term SOFR rate for a one-month interest period plus 100 basis points, plus an applicable margin, ranging from 75 to 175 basis points, depending on the percentage of the borrowing base utilized. OpCo also pays a commitment fee of 37.5 to 50 basis points on unused elected commitment amounts under its facility.

The Credit Agreement contains restrictive covenants that limit our ability to, among other things: (i) incur additional indebtedness; (ii) make investments and loans; (iii) enter into mergers; (iv) make restricted payments; (v) repurchase or redeem junior debt; (vi) enter into commodity hedges exceeding a specified percentage of our expected production; (vii) enter into interest rate hedges exceeding a specified percentage of its outstanding indebtedness; (viii) incur liens; (ix) sell assets; and (x) engage in transactions with affiliates.

The Credit Agreement also requires OpCo to maintain compliance with the following financial ratios:

(i) a current ratio, which is the ratio of OpCo's consolidated current assets (including an add back of unused commitments under the revolving credit facility and excluding non-cash derivative assets and certain restricted cash) to its consolidated current liabilities (excluding the current portion of long-term debt under the Credit Agreement and non-cash derivative liabilities), of not less than 1.0 to 1.0; and

(ii) a leverage ratio, which is the ratio of total funded debt to consolidated EBITDAX (with such terms defined within the Credit Agreement) for the most recent quarter annualized, of not greater than 3.5 to 1.0.

The Credit Agreement includes fall away covenants, lower interest rates and reduced collateral requirements that OpCo may elect if OpCo is assigned an Investment Grade Rating (as defined within the Credit Agreement).

OpCo was in compliance with the covenants and the applicable financial ratios described above as of December 31, 2024.

Convertible Senior Notes

On March 19, 2021, OpCo issued $150 million in aggregate principal amount of 3.25% senior unsecured convertible notes due 2028 (the "Convertible Senior Notes"). On March 26, 2021, OpCo issued an additional $20.0 million of Convertible Senior Notes pursuant to the exercise of the underwriters' over-allotment option to purchase additional Convertible Senior Notes. These issuances resulted in aggregate net proceeds to OpCo of $163.6 million, after deducting debt issuance costs of $6.4 million. Interest is payable on the Convertible Senior Notes semi-annually in arrears on each April 1 and October 1.

The Convertible Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Company and each of OpCo's current subsidiaries that guarantee OpCo's outstanding Senior Unsecured Notes.

The Convertible Senior Notes will mature on April 1, 2028 unless earlier repurchased, redeemed or converted. Before January 3, 2028, noteholders have the right to convert their Convertible Senior Notes (i) upon the occurrence of certain events; (ii) if the Company's share price exceeds 130% of the conversion price for any 20 trading days during the last 30 consecutive trading days of a calendar quarter, after June 30, 2021; or (iii) if the trading price per $1,000 principal amount of the notes is less than 98% of the Company's share price multiplied by the conversion rate, for a 10 consecutive trading day period. In addition, after January 2, 2028, noteholders may convert their Convertible Senior Notes at any time at their election through the second scheduled trading day immediately before the April 1, 2028 maturity date. As of December 31, 2024, certain conditions have been met, and as a result, noteholders have the right to convert their Convertible Senior Notes during the first quarter of 2025.

OpCo can settle conversions by paying or delivering, as applicable, cash, shares of Class A Common Stock, or a combination of cash and shares of Class A Common Stock, at OpCo's election. The initial conversion rate was 159.2610 shares of Class A Common Stock per $1,000 principal amount of Convertible Senior Notes, which represents an initial conversion price of approximately $6.28 per share of Class A Common Stock. The conversion rate and conversion price are subject to customary adjustments upon the occurrence of certain events (as defined in the indenture governing the Convertible Senior Notes) which, in certain circumstances, will increase the conversion rate for a specified period of time. As of December 31, 2024, the conversion rate was adjusted to 172.9908 shares of Class A Common Stock per $1,000 principal amount of Convertible Senior Notes as a result of cash dividends and distributions paid. In the context of this debt issuance, we refer to the notes as convertible in accordance with ASC 470 - *Debt.* However, per the terms of the Convertible Senior Notes' indenture, the Convertible Senior

Notes were issued by OpCo and are exchangeable into shares of the Company's Class A Common Stock.

OpCo has the option to redeem, in whole or in part, all of the Convertible Senior Notes at any time on or after April 7, 2025, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption, but only if the last reported sale price per share of Class A Common Stock exceeds 130% of the conversion price (i) for any 20 trading days during the 30 consecutive trading days ending on the day immediately before the date OpCo sends the related redemption notice; and (ii) also on the trading day immediately before the date OpCo sends such notice.

If certain corporate events occur, including certain business combination transactions involving the Company or OpCo or a stock de-listing with respect to the Class A Common Stock, noteholders may require OpCo to repurchase their Convertible Senior Notes at a cash repurchase price equal to the principal amount of the Convertible Senior Notes to be repurchased, plus accrued and unpaid interest as of the repurchase date.

Upon an Event of Default (as defined in the indenture governing the Convertible Senior Notes), the trustee or the holders of at least 25% of the aggregate principal amount of then outstanding Convertible Senior Notes may declare the Convertible Senior Notes immediately due and payable. In addition, a default resulting from certain events of bankruptcy or insolvency with respect to the Company, OpCo or any of the subsidiary guarantors will automatically cause all outstanding Convertible Senior Notes to become due and payable.

At issuance, the Company recorded a liability equal to the face value the Convertible Senior Notes, net of unamortized debt issuance costs, in *Long-term debt, net* in the consolidated balance sheets. As of December 31, 2024, the net liability related to the Convertible Senior Notes was $166.8 million.

Capped Called Transactions

In connection with the issuance of the Convertible Senior Notes in March 2021, OpCo entered into privately negotiated capped call spread transactions with option counterparties (the "Capped Call Transactions"). The Capped Call Transactions cover the aggregate number of shares of Class A Common Stock that initially underlie the Convertible Senior Notes and are expected to (i) generally reduce potential dilution to the Class A Common Stock upon a conversion of the Convertible Senior Notes, and/or; (ii) offset any cash payments OpCo is required to make in excess of the principal amount of the Convertible Senior Notes, subject to a cap. The Capped Call Transactions have an initial strike price of $6.28 per share of Class A Common Stock and an initial capped price of $8.4525 per share of Class A Common Stock, each of which are subject to certain customary adjustments upon the occurrence of certain corporate events, as defined in the capped call agreements. The cost of the Capped Call Transactions was $14.7 million and was recorded to *Additional Paid-In Capital* in the consolidated balances sheets and will not be subject to remeasurement each reporting period.

Senior Unsecured Notes

On August 5, 2024, OpCo issued at par $1.0 billion of 6.25% senior notes due 2033 (the "2033 Senior Notes") in a 144A private placement that resulted in net proceeds to the Company of $986.4 million, after deducting $13.6 million debt issuance costs. Interest is payable on the 2033 Senior Notes semi-annually in arrears each August 1 and February 1. The Company used the net proceeds from the 2033 Senior Notes to (i) fund the redemption of its 2026 7.75% Senior Notes (discussed below); (ii) fund a portion of the purchase price of the Bolt-On Acquisition (discussed in *Note 2—Business Combinations*); and (iii) repay a portion of borrowings outstanding under its credit facility. On or after August 1, 2027, OpCo may, on any one or more occasions, redeem all or a portion of the 2033 Senior Notes at a redemption price decreasing annually from 103.125% to 100% of the principal amount redeemed plus accrued and unpaid interest.

On November 1, 2023, in connection with the Earthstone Merger, the Company entered into supplemental indentures whereby all of Earthstone's outstanding senior notes were assumed and became the senior unsecured debt obligations of OpCo. The senior notes assumed by OpCo included $550 million of 8.00% senior notes due 2027 (the "2027 8.00% Senior Notes") and $500 million of 9.875% senior notes due 2031 (the "2031 Senior Notes"). The Company recorded the acquired senior notes at their fair values as of the Earthstone Merger closing date, which were equal to 102.86% of par (a $15.7 million premium) for the 2027 8.00% Senior Notes and 107.37% of par (a $36.8 million premium) for the 2031 Senior Notes. Interest on the 2027 8.00% Senior Notes is paid semi-annually in arrears on April 15 and October 15 of each year and interest on the 2031 Senior Notes is paid semi-annually in arrears on January 15 and July 15 of each year. Since April 15, 2024 (for the 2027 8.00% Senior Notes) and beginning on or after July 15, 2026 (for the 2031 Senior Notes), OpCo may, on any one or more occasions, redeem all or a portion of the acquired senior notes at a redemption price decreasing annually from 106% to 100% (for the 2027 8.00% Senior Notes) and 104.94% to 100% (for the 2031 Senior Notes) of the principal amount redeemed plus accrued and unpaid interest. Refer to *Note 17—Subsequent Events* for additional information regarding the partial redemption of the 2031 Senior Notes that occurred subsequent to the period ended December 31, 2024.

On September 12, 2023, OpCo issued at par $500 million of 7.00% senior notes due 2032 (the "Original 2032 Notes") in a 144A private placement. On December 13, 2023, OpCo issued additional notes under the indenture dated September 12, 2023 that totaled an additional $500 million of 7.00% senior notes (together with the Original 2032 Notes, the "2032 Senior Notes"), which resulted in aggregate net proceeds to the Company of $982.5 million, after deducting the issuance discount of $2.5 million and debt issuance costs of $15.0 million. The 2032 Senior Notes are treated as a single series of securities and vote together as a single class, and have substantially identical terms, other than the issue date and issue price. Interest is payable on the 2032 Senior Notes semi-annually in arrears each January 15 and July 15. On or after January 15, 2027, OpCo may, on any one or more occasions, redeem all or a portion of the 2032 Senior Notes at a redemption price decreasing annually from 103.5% to 100% of the principal amount redeemed plus accrued and unpaid interest.

On September 1, 2022, in connection with the Colgate Merger, the Company entered into supplemental indentures whereby all of Colgate's outstanding senior notes were assumed and became the senior unsecured debt obligations of OpCo. The senior notes assumed by OpCo included $300 million of 7.75% senior notes due 2026 (the "2026 7.75% Senior Notes") and $700 million of 5.875% senior notes due 2029 (the "2029 Senior Notes"). The Company recorded the acquired senior notes at their fair values as of the Colgate Merger closing date on September 1, 2022, which were equal to 100% of par for the 2026 7.75% Senior Notes and 92.96% of par (a $49.3 million debt discount) for the 2029 Senior Notes. In August 2024, the Company redeemed $299.6 million of our outstanding 2026 7.75% Senior Notes through a cash tender offer and the Company irrevocably elected to redeem the remaining amount of the 2026 7.75% Senior Notes outstanding pursuant to the terms of the indenture governing the 2026 7.75% Senior Notes. The tender offer and redemption were funded using proceeds from the issuance of the 2033 Senior Notes. The Company paid total consideration for the tender offer and redemption, excluding accrued interest, of $305.1 million resulting in a loss on extinguishment of debt of $5.1 million.

Interest on the 2029 Senior Notes is paid semi-annually each January 1 and July 1. Since July 1, 2024 for the 2029 Senior Notes, OpCo may, on any one or more occasions, redeem all or a portion of the acquired senior notes at a redemption price decreasing annually from 102.94% to 100% of the principal amount redeemed plus accrued and unpaid interest.

On November 30, 2017, OpCo issued $400.0 million of 5.375% senior notes due 2026 (the "2026 5.375% Senior Notes") and on March 15, 2019, OpCo issued $500.0 million of 6.875% senior notes due 2027 (the "2027 6.875% Senior Notes" and, together with the 2027 8.00% Senior Notes, 2031 Senior Notes, 2032 Senior Notes, 2026 5.375% Senior Notes, 2029 Senior Notes and the 2026 7.75% Senior Notes, the "Senior Unsecured Notes") in 144A private placements. In May 2020, $110.6 million aggregate principal amount of the 2026 5.375% Senior Notes and $143.7 million aggregate principal amount of the 2027 6.875% Senior Notes were validly tendered and exchanged by certain eligible bondholders for consideration consisting of $127.1 million aggregate principal amount of 8.00% second lien senior secured notes, which were fully redeemed at par in connection with the Convertible Senior Notes issuance during the second quarter of 2021. On April 5, 2024 all of OpCo's remaining outstanding 2027 6.875% Senior Notes were redeemed at a price equal to 100% of the aggregate principal amount outstanding of $356.4 million.

As of December 31, 2024, the remaining aggregate principal amount of the 2026 5.375% Senior Notes outstanding was $289.4 million. Interest is payable on the 2026 5.375% Senior Notes semi-annually in arrears each January 15 and July 15. Since January 15, 2023, OpCo may, on any one or more occasions, redeem all or a portion of the 2026 5.375% Senior Notes at a redemption price of 100% of the principal amount redeemed plus accrued and unpaid interest.

The Senior Unsecured Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Company and each of OpCo's current subsidiaries that guarantee borrowings under OpCo's Credit Agreement.

At any time prior to July 15, 2026 (for the 2031 Senior Notes), January 15, 2027 (for the 2032 Senior Notes) and August 1, 2027 (for the 2033 Senior Notes) the "Optional Redemption Dates," OpCo may, on any one or more occasions, redeem up to 35% (for the 2031 Senior Notes) and 40% (for the 2032 and 2033 Senior Notes) of the aggregate principal amount of each series of Senior Unsecured Notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price equal to 109.875% (for the 2031 Senior Notes), 107.000% (for the 2032 Senior Notes) and 106.25% (for the 2033 Senior Notes) of the principal amount of the Senior Unsecured Notes of the applicable series redeemed, plus accrued and unpaid interest to the date of redemption; provided that at least 65% (for the 2031 Senior Notes) and 60% (for the 2032 and 2033 Senior Notes) of the aggregate principal amount of each such series of Senior Unsecured Notes remains outstanding immediately after such redemption, and the redemption occurs within 180 days of the closing date of such equity offering.

At any time prior to Optional Redemption Dates, OpCo may, on any one or more occasions, redeem all or a part of the Senior Unsecured Notes at a redemption price equal to 100% of the principal amount of the Senior Unsecured Notes redeemed, plus a "make-whole" premium, and any accrued and unpaid interest as of the date of redemption. On and after the Optional Redemption Dates, OpCo may redeem the Senior Unsecured Notes, in whole or in part, at redemption prices expressed as percentages of principal amount plus accrued and unpaid interest to the redemption date.

If OpCo experiences certain defined changes of control accompanied by a ratings decline, each holder of the Senior Unsecured Notes may require OpCo to repurchase all or a portion of its Senior Unsecured Notes for cash at a price equal to 101% of the aggregate principal amount of such Senior Unsecured Notes, plus any accrued but unpaid interest to the date of repurchase.

The indentures governing the Senior Unsecured Notes contain covenants that, among other things and subject to certain exceptions and qualifications, limit OpCo's ability and the ability of OpCo's restricted subsidiaries to: (i) incur or guarantee additional indebtedness or issue certain types of preferred stock; (ii) pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness; (iii) transfer or sell assets; (iv) make investments; (v) create certain liens; (vi) enter into agreements that restrict dividends or other payments from their subsidiaries to them; (vii) consolidate, merge or transfer all or substantially all of their assets; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries. OpCo was in compliance with these covenants as of December 31, 2024 and through the filing of this Annual Report.

Upon an Event of Default (as defined in the indentures governing the Senior Unsecured Notes), the trustee or the holders of at least 25% (or in the case of the 2029 Senior Notes, 30%) of the aggregate principal amount of then outstanding Senior Unsecured Notes may declare the Senior Unsecured Notes immediately due and payable. In addition, a default resulting from certain events of bankruptcy or insolvency with respect to OpCo, any restricted subsidiary of OpCo that is a significant subsidiary, or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary, will automatically cause all outstanding Senior Unsecured Notes to become due and payable.

Note 6—Asset Retirement Obligations

The following table summarizes changes in the Company's asset retirement obligations ("ARO") associated with its working interests in oil and gas properties for the periods presented:

(in thousands)	December 31, 2024	December 31, 2023
Asset retirement obligations, beginning of period	$ 121,417	$ 40,947
Liabilities assumed in mergers and acquisitions	24,204	79,114
Liabilities incurred	10,964	4,056
Liabilities divested and settled	(5,435)	(6,552)
Accretion expense	9,424	3,576
Revision to estimated cash flows	(485)	276
Asset retirement obligations, end of period	160,089	121,417
Less current portion[1]	(11,646)	—
Asset retirement obligations - long-term, end of period	$ 148,443	$ 121,417

[1] The current portion of ARO is included within *Other current liabilities* in the consolidated balance sheets.

ARO reflect the present value of the estimated future costs associated with the plugging and abandonment of oil and gas wells, removal of equipment and facilities from leased acreage and land restoration in accordance with applicable local, state and federal laws. Inherent in the fair value calculation of ARO are numerous estimates and assumptions, including plug and abandonment settlement amounts, inflation factors, credit adjusted discount rates and the timing of settlement. To the extent future revisions to these assumptions impact the value of the existing ARO liabilities, a corresponding offsetting adjustment is made to the oil and gas property balance. Changes in the liability due to the passage of time are recognized as an increase in the carrying amount of the liability with an offsetting charge to accretion expense, which is included within depreciation, depletion and amortization.

Note 7—Stock-Based Compensation

The Company has a Long Term Incentive Plan (the "LTIP") that has a total of 71,718,560 shares of Class A Common Stock authorized for issuance. The LTIP provides for grants of restricted stock, stock options (including incentive stock options and nonqualified stock options), restricted stock units (including performance stock units), stock appreciation rights and other stock or cash-based awards.

Stock-based compensation expense is recognized within both *General and administrative expenses* and *Exploration and other expenses* in the consolidated statements of operations. The Company accounts for forfeitures of awards granted under the LTIP as they occur.

The following table summarizes stock-based compensation expense recognized for the periods presented:

(in thousands)		Year Ended December 31,				
		2024		2023		2022
Equity Awards						
Restricted stock	$	26,216	$	34,762	$	36,825
Stock option awards		—		1		80
Performance stock units		34,183		43,655		79,282
Other stock-based compensation expense[1]		—		—		293
Total stock-based compensation - equity awards		60,399		78,418		116,480
Liability Awards						
Performance stock units		—		—		(14,789)
Total stock-based compensation expense	$	60,399	$	78,418	$	101,691

---

[1] Includes expenses related to the Company's Employee Stock Purchase Plan (the "ESPP"). In May 2019, an aggregate of 2,000,000 shares were authorized by stockholders for issuance under the ESPP, which became effective on July 1, 2019. As of January 1, 2023, the Company no longer offers the ESPP.

Equity Awards

The Company has restricted stock, stock options and performance stock units ("PSUs") outstanding that were granted under the LTIP as discussed below. Each award has service-based and, in the case of the PSUs, market-based vesting requirements, and are expected to be settled in shares of Class A Common Stock upon vesting. As a result, these awards are classified as equity-based awards in accordance with ASC Topic 718, *Compensation-Stock Compensation* ("ASC 718").

In connection with the Colgate Merger, the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") approved a resolution to extend severance benefits under the Company's Second Amended and Restated Severance Plan (the "Second A&R Severance Plan") to employees that experience a Qualifying Termination (as defined in the Second A&R Severance Plan) following the Colgate Merger. As a result, affected employees of the Company received an accelerated vesting of their unvested restricted stock awards and PSUs upon termination, which changed the terms of the vesting conditions and were treated as modifications in accordance with ASC 718. During the years ended December 31, 2024, 2023 and 2022 a total of forty-eight employees and two non-employee directors had Qualifying Terminations related to the Colgate Merger, all of which received accelerated vesting of their unvested stock awards or had changes in their service periods resulting in modifications of such impacted stock awards. These modifications resulted in an increase to total stock-based compensation expense of $14.6 million, $40.0 million and $46.5 million for the years ended December 31, 2024, 2023 and 2022, respectively, as a result of the change in the fair value of the modified awards. The restricted stock shares and performance stock units that were accelerated are included within the vested line items in the below tables. As of September 1, 2024, no additional Qualifying Terminations pursuant to the Second A&R Severance Plan can occur as a result of the Colgate Merger.

Restricted Stock

The following table provides information about restricted stock activity during the year ended December 31, 2024:

	Restricted Stock		Weighted Average Fair Value
Unvested balance as of December 31, 2023	3,821,231	$	8.58
Granted	2,475,559		14.90
Vested	(1,947,806)		10.12
Forfeited	(734,681)		11.07
Unvested balance as of December 31, 2024	3,614,303		12.64

The Company grants service-based restricted stock to certain officers and employees, which either vests ratably over a three-year service period or cliff vests upon a three to five-year service period, and to directors, which vest over a one-year service period. Compensation cost for these service-based restricted stock grants is based on the closing market price of the Company's Class A Common Stock on the grant date, and such costs are recognized ratably over the applicable vesting period. The weighted average fair value for restricted stock granted was $14.90, $10.99 and $7.92 per share for the years ended December 31, 2024, 2023 and 2022, respectively. The total fair value of restricted stock that vested for the years ended December 31, 2024, 2023 and 2022 was $19.7 million, $35.8 million and $35.7 million, respectively. Unrecognized compensation cost related to restricted shares that were unvested as of December 31, 2024 was $31.9 million, which the Company expects to recognize over a weighted average period of 2.2 years.

Stock Options

Stock options that have been granted under the LTIP expire ten years from the grant date and vest ratably over their three-year service period. The exercise price for an option granted under the LTIP is the closing market price of the Company's Class A Common Stock on the grant date. Compensation cost for stock options is based on the grant-date fair value of the award, which is then recognized ratably over the vesting period of three years. No stock options were granted during the years ended December 31, 2024, 2023 and 2022.

The following table provides information about stock option awards outstanding during the year ended December 31, 2024:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2023	681,699	$ 16.64		
Granted	—	—		
Exercised	(22,666)	11.26		$ 127
Forfeited	—	—		
Expired	(271,000)	17.86		
Outstanding as of December 31, 2024	388,033	16.10	3.0	$ 628
Exercisable as of December 31, 2024	388,033	16.10	3.0	$ 628

The total fair value of stock options that vested and the intrinsic value of the stock options exercised during the years ended December 31, 2024, 2023 and 2022 were minimal. As of December 31, 2024, there was no unrecognized compensation cost related to unvested stock options.

Performance Stock Units

The Company grants performance stock units ("PSU") to certain officers and members of management that are subject to market-based vesting criteria as well as a service period of three years. Vesting at the end of the service period depends on the Company's absolute annualized total shareholder return ("TSR") over the performance period, as well as the Company's TSR relative to the TSR of a group of peer companies. These market-based conditions must be met in order for the stock awards to vest, and it is therefore possible that no shares could ultimately vest. However, the Company recognizes compensation expense for the PSUs subject to market conditions regardless of whether it becomes probable that these conditions will be met or not, and compensation expense is not reversed if vesting does not actually occur.

The Company's PSUs currently outstanding can be settled in either Class A Common Stock or cash upon vesting at the Company's discretion. The Company intends to settle all PSUs in Class A Common Stock and has sufficient shares available under the LTIP to settle the units in Class A Common Stock at the potential future vesting dates. Accordingly, the PSUs have been treated as equity-based awards with their fair values determined as of the grant or modification date, as applicable. The fair values of the awards are estimated using a Monte Carlo valuation model. The Monte Carlo valuation model is based on random projections of stock price paths and must be repeated numerous times to achieve a probabilistic assessment. Expected volatility was calculated based on the historical volatility of the Company's Class A Common Stock, and the risk-free interest rate is based on U.S. Treasury yield curve rates with maturities consistent with the vesting periods.

Each of our Co-Chief Executive Officers received performance-based restricted stock unit awards in September 2022 (the "2022 PSUs") which were split into three tranches with performance period end dates at the end of 2025, 2026 and 2027 and with service periods corresponding to those same performance periods. During the third quarter of 2024, the Compensation Committee amended the 2022 PSUs to deem the service requirement portion of the 2022 PSUs met on each of the three tranches as of September 1, 2025, which is consistent with the three-year service requirement for other performance-based restricted stock awards granted by the Company. Following September 1, 2025, each tranche of the 2022 PSUs will continue to be subject to the original performance-based conditions, including no changes to the performance period, and will continue to vest, if at all, based on the satisfaction of the original performance conditions at year-end 2025, 2026 and 2027. In accordance with ASC 718, no incremental stock-based compensation was recognized as a result of these modifications, instead the remaining unrecognized compensation cost will be recognized over the modified requisite service period.

The following table summarizes the key assumptions and related information used to determine the fair value of PSUs measured during the periods presented:

	Year Ended December 31,		
	2024	**2023**	**2022**
Weighted average fair value per share	$24.81	$18.19	$12.59
Weighted Average Expected implied stock volatility	43.9%	55.4%	72.3%
Weighted Average risk-free interest rate	4.3%	4.2%	3.2%

The following table provides information about PSUs outstanding during the year ended December 31, 2024:

	Awards	Weighted Average Fair Value
Unvested balance as of December 31, 2023	5,019,425	$ 15.18
Granted	739,738	24.81
Vested[1]	(283,462)	20.81
Forfeited	(132,302)	20.12
Unvested balance as of December 31, 2024	5,343,399	16.54

[1]   This balance includes vested PSU awards as of December 31, 2024 based on the original number of PSUs granted. Actual PSUs vested is based upon the Company's absolute annualized TSR calculation and the Company's TSR relative to the TSR of a peer group of companies at the time of vesting, which may be greater than or less than the original number granted.

The total fair value of PSUs that vested during the years ended December 31, 2024, 2023 and 2022 were $14.7 million, $41.1 million and $53.6 million, respectively. As of December 31, 2024, there was $33.2 million of unrecognized compensation cost related to PSUs that were unvested, which the Company expects to recognize on a pro-rata basis over a weighted average period of 0.9 years.

Liability Awards

The Company had performance stock units that were granted under the LTIP, which were settleable in cash and were classified as liability awards in accordance with ASC 718, but all such units were settled or modified to be settled in shares in 2022.

Performance Stock Units

The Company granted 5.5 million PSUs during third quarter of 2020 to certain executive officers that were settleable in cash and subject to market-based vesting criteria as well as a three-year service condition unless otherwise accelerated in accordance with the terms in the 2020 PSU agreement. As the PSUs were settleable in cash they were classified as liability awards in accordance with ASC 718 with the compensation cost for these liability awards being recorded based on their fair value as of each balance sheet date.

On August 18, 2022, the Compensation Committee amended the 2020 PSU agreement to allow a portion of the units to be settled in either cash or Class A Common Stock upon vesting at the Company's discretion. At that time, the Company had the ability and intended to settle the 4.7 million 2020 PSUs that were modified in shares. As a result, these units were reclassified to equity based awards in accordance with ASC 718 and $10.0 million of incremental stock compensation expense was recognized during the third quarter of 2022 associated with the change in the fair value of the units. As of December 31, 2024, the modified 2020 PSUs were all fully vested and settled in shares upon vesting.

The remaining 0.8 million 2020 PSUs were accelerated vested and settled in a $9.4 million cash payment during the third quarter of 2022. There are no liability classified performance stock units outstanding as of December 31, 2024.

Note 8—Derivative Instruments

The Company is exposed to certain risks relating to its ongoing business operations and may use derivative instruments to manage its exposure to commodity price risk from time to time.

Commodity Derivative Contracts

Historically, prices received for crude oil and natural gas production have been volatile because of supply and demand factors, worldwide political factors, general economic conditions and seasonal weather patterns. The Company may periodically use derivative instruments, such as swaps, costless collars, basis swaps, and other similar agreements, to mitigate its exposure to declines in commodity prices and to the corresponding negative impacts such declines can have on its cash flows from operations, returns on capital and other financial results. While the use of these instruments limits the downside risk of adverse price changes, their use may also limit future revenues from favorable price changes. The Company does not enter into derivative contracts for speculative or trading purposes.

Commodity Swaps. The Company may use commodity derivative instruments known as fixed price swaps to realize a known price for a specific volume of production or basis swaps to hedge the difference between the index price and a local or future index price. All transactions are settled in cash with one party paying the other for the resulting difference in price multiplied by the contract volume.

The following table summarizes the approximate volumes and average contract prices of derivative contracts the Company had in place as of December 31, 2024:

	Period	Volume (Bbls)	Volume (Bbls/d)	Wtd. Avg. Crude Price ($/Bbl)[1]
Crude oil swaps	January 2025 - March 2025	3,870,000	43,000	$75.15
	April 2025 - June 2025	3,913,000	43,000	73.85
	July 2025 - September 2025	3,956,000	43,000	72.65
	October 2025 - December 2025	3,956,000	43,000	71.62
	January 2026 - March 2026	1,575,000	17,500	71.49
	April 2026 - June 2026	1,592,500	17,500	70.61
	July 2026 - September 2026	1,610,000	17,500	69.77
	October 2026 - December 2026	1,610,000	17,500	69.08

	Period	Volume (Bbls)	Volume (Bbls/d)	Wtd. Avg. Differential ($/Bbl)[2]
Crude oil basis differential swaps	January 2025 - March 2025	3,870,000	43,000	$1.11
	April 2025 - June 2025	3,913,000	43,000	1.11
	July 2025 - September 2025	3,956,000	43,000	1.11
	October 2025 - December 2025	3,956,000	43,000	1.11
	January 2026 - March 2026	1,575,000	17,500	1.15
	April 2026 - June 2026	1,592,500	17,500	1.15
	July 2026 - September 2026	1,610,000	17,500	1.15
	October 2026 - December 2026	1,610,000	17,500	1.15

	Period	Volume (Bbls)	Volume (Bbls/d)	Wtd. Avg. Differential ($/Bbl)[3]
Crude oil roll differential swaps	January 2025 - March 2025	3,870,000	43,000	$0.42
	April 2025 - June 2025	3,913,000	43,000	0.42
	July 2025 - September 2025	3,956,000	43,000	0.42
	October 2025 - December 2025	3,956,000	43,000	0.42
	January 2026 - March 2026	1,575,000	17,500	0.28
	April 2026 - June 2026	1,592,500	17,500	0.28
	July 2026 - September 2026	1,610,000	17,500	0.28
	October 2026 - December 2026	1,610,000	17,500	0.28

(1)   These crude oil swap transactions are settled based on the NYMEX WTI index price on each trading day within the specified monthly settlement period versus the contractual swap price for the volumes stipulated.

(2)   These crude oil basis swap transactions are settled based on the difference between the arithmetic average of ARGUS MIDLAND WTI and ARGUS WTI CUSHING indices, during each applicable monthly settlement period.

(3)   These crude oil roll swap transactions are settled based on the difference between the arithmetic average of NYMEX WTI calendar month prices and the physical crude oil delivery month price.

	Period	Volume (MMBtu)	Volume (MMBtu/d)	Wtd. Avg. Gas Price ($/MMBtu)[1]
Natural gas swaps	January 2025 - March 2025	11,070,000	123,000	$3.44
	April 2025 - June 2025	11,193,000	123,000	3.12
	July 2025 - September 2025	11,316,000	123,000	3.43
	October 2025 - December 2025	11,316,000	123,000	3.85
	January 2026 - March 2026	8,190,000	91,000	4.08
	April 2026 - June 2026	8,281,000	91,000	3.40
	July 2026 - September 2026	8,372,000	91,000	3.65
	October 2026 - December 2026	8,372,000	91,000	4.01

	Period	Volume (MMBtu)	Volume (MMBtu/d)	Wtd. Avg. Differential ($/MMBtu)[2]
Natural gas basis differential swaps	January 2025 - March 2025	11,070,000	123,000	$(0.83)
	April 2025 - June 2025	11,193,000	123,000	(1.35)
	July 2025 - September 2025	11,316,000	123,000	(1.23)
	October 2025 - December 2025	11,316,000	123,000	(1.25)
	January 2026 - March 2026	8,190,000	91,000	(1.09)
	April 2026 - June 2026	8,281,000	91,000	(2.27)
	July 2026 - September 2026	8,372,000	91,000	(1.29)
	October 2026 - December 2026	8,372,000	91,000	(0.98)

(1)   These natural gas swap contracts are settled based on the NYMEX Henry Hub price on each trading day within the specified monthly settlement period versus the contractual swap price for the volumes stipulated.

(2)   These natural gas basis swap contracts are settled based on the difference between the Inside FERC's West Texas Waha Hub price and the NYMEX price of natural gas, during each applicable monthly settlement period.

Derivative Instrument Reporting. The Company's oil and natural gas derivative instruments have not been designated as hedges for accounting purposes. Therefore, all gains and losses are recognized in the Company's consolidated statements of operations. All derivative instruments are recorded at fair value in the consolidated balance sheets, other than derivative instruments that meet the "normal purchase normal sale" exclusion, and any fair value gains and losses are recognized in current period earnings.

The following table presents the impact of the Company's derivative instruments in its consolidated statements of operations for the periods presented:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Net gain (loss) on derivative instruments	$ 94,986	$ 114,016	$ (42,368)

Offsetting of Derivative Assets and Liabilities. The Company's commodity derivatives are included in the accompanying consolidated balance sheets as derivative assets and liabilities. The Company nets its financial derivative instrument fair value amounts executed with the same counterparty pursuant to ISDA master netting agreements, which provide for net settlement over the term of the contract and in the event of default or termination of the contract. The tables below summarize the fair value amounts and the classification in the consolidated balance sheets of the Company's derivative contracts outstanding at the respective balance dates, as well as the gross recognized derivative assets, liabilities and offset amounts:

	Balance Sheet Classification	Gross Fair Value Asset/ Liability Amounts	Gross Amounts Offset[1]	Net Recognized Fair Value Assets/ Liabilities
(in thousands)			December 31, 2024	
Derivative Assets				
Commodity contracts	Derivative instruments	$ 95,771	$ (10,262)	$ 85,509
	Other noncurrent assets	32,858	(3,971)	28,887
Derivative Liabilities				
Commodity contracts	Other current liabilities	$ 13,302	$ (10,262)	$ 3,040
	Other noncurrent liabilities	3,971	(3,971)	—
			December 31, 2023	
Derivative Assets				
Commodity contracts	Derivative instruments	$ 88,192	$ (17,601)	$ 70,591
	Other noncurrent assets	29,469	(2,435)	27,034
Derivative Liabilities				
Commodity contracts	Other current liabilities	$ 20,326	$ (17,601)	$ 2,725
	Other noncurrent liabilities	3,762	(2,435)	1,327

---

[1] The Company has agreements in place with each of its counterparties that allow for the financial right of offset for derivative assets against derivative liabilities at settlement or in the event of a default under the agreements or if contracts are terminated.

Contingent Features in Financial Derivative Instruments. None of the Company's derivative instruments contain credit-risk-related contingent features. Counterparties to the Company's financial derivative contracts are high credit-quality financial institutions that are primarily lenders under OpCo's Credit Agreement. The Company enters into new hedge arrangements only with participants under its Credit Agreement, since these institutions are secured equally with the holders of any OpCo bank debt, which eliminates the potential need to post collateral when the Company is in a derivative liability position. As a result, the Company is not required to post letters of credit or corporate guarantees for its derivative counterparties in order to secure contract performance obligations.

In addition, the Company is exposed to credit risk associated with its derivative contracts from non-performance by its counterparties. The Company mitigates its exposure to any single counterparty by contracting with a number of financial institutions, each of which has a high credit rating and is a lender under OpCo's Credit Agreement as referenced above.

Note 9—Fair Value Measurements

Recurring Fair Value Measurements

The Company follows ASC Topic 820, *Fair Value Measurement and Disclosure,* which establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

- Level 1: Quoted Prices in Active Markets for Identical Assets – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2: Significant Other Observable Inputs – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3: Significant Unobservable Inputs – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table presents, for each applicable level within the fair value hierarchy, the Company's net derivative assets and liabilities, including both current and noncurrent portions, measured at fair value on a recurring basis:

(in thousands)	Level 1		Level 2		Level 3
December 31, 2024					
Total assets	$	—	$	114,396	$ —
Total liabilities		—		3,040	—
December 31, 2023					
Total assets	$	—	$	97,625	$ —
Total liabilities		—		4,052	—

Both financial and non-financial assets and liabilities are categorized within the above fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The following is a description of the valuation methodologies used by the Company as well as the general classification of such instruments pursuant to the above fair value hierarchy. There were no transfers between any of the fair value levels during any period presented.

Derivatives

The Company uses Level 2 inputs to measure the fair value of its oil and natural gas commodity derivatives. The Company uses industry-standard models that consider various assumptions including current market and contractual prices for the underlying instruments, implied market volatility, time value, nonperformance risk, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the instrument and can be supported by observable data. The Company utilizes its counterparties' valuations to assess the reasonableness of its own valuations. Refer to *Note 8—Derivative Instruments* for details of the gross and net derivative assets, liabilities and offset amounts as presented in the consolidated balance sheets.

Nonrecurring Fair Value Measurements

The Company applies the provisions of the fair value measurement standard on a nonrecurring basis to its non-financial assets and liabilities, including proved oil and gas properties. These assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.

Oil and Gas Property Acquisitions. The fair value measurements of assets acquired and liabilities assumed are measured on the acquisition date using an income valuation technique based on inputs that are not observable in the market and therefore represent Level 3 inputs. Significant inputs to the valuation of acquired oil and gas properties include estimates of: (i) reserves; (ii) production rates; (iii) future operating and development costs; (iv) future commodity prices, including price differentials; (v) future cash flows; (vi) a market participant-based weighted average cost of capital rate and (vii) risk adjustment factors applied to proved and unproved reserves. These inputs require significant judgements and estimates by the Company's management at the time of valuation. Refer to *Note 2—Business Combinations* for additional information on the fair value of assets acquired and liabilities assumed.

Impairment of Oil and Natural Gas Properties. The Company reviews its proved oil and natural gas properties for impairment whenever events and circumstances indicate that the fair value of these assets may be below their carrying value. An impairment loss is indicated if the sum of the expected undiscounted future net cash flows from oil and gas properties is less than the carrying amount of the assets. In this circumstance, the Company then recognizes impairment expense for the amount by which the carrying amount of proved properties exceeds their estimated fair value. The Company reviews its oil and natural gas properties on a field-by-field basis.

The Company calculates the estimated fair value of its oil and natural gas properties using an income approach that is based on inputs that are not observable in the market and therefore represent Level 3 inputs. Significant inputs to the expected future net cash flows used for the impairment review and the related fair value measurement of oil and natural gas proved properties include estimates of: (i) oil and gas reserves; (ii) future production decline rates; (iii) future operating and development costs; (iv) future commodity prices, including price differentials; and (v) a market participant-based weighted average cost of capital rate. These inputs require significant judgments and estimates by the Company's management. The impairment test performed by the Company indicated that no impairment occurred during the years ended December 31, 2024, 2023 and 2022.

Asset Retirement Obligations. The initial measurement of ARO at fair value is calculated using discounted cash flow techniques and is based on internal estimates of future retirement costs associated with property, plant and equipment. Significant

Level 3 inputs used in the calculation of ARO include the estimated future costs to plug and abandon oil and gas properties and reserve lives. Refer to *Note 6—Asset Retirement Obligations* for additional information on the Company's ARO.

Other Financial Instruments

The carrying amounts of the Company's cash, cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair values because of the short-term maturities and/or liquid nature of these assets and liabilities.

The Company's senior notes and borrowings under its Credit Agreement are accounted for at cost. The following table summarizes the carrying values, principal amounts and fair values of these instruments as of the periods indicated:

	December 31, 2024			December 31, 2023		
	Carrying Value	Principal Amount	Fair Value	Carrying Value	Principal Amount	Fair Value
Credit Facility[1]	$ —	$ —	$ —	$ —	$ —	$ —
5.375% Senior Notes due 2026[2]	288,357	289,448	287,400	287,408	289,448	285,287
7.75% Senior Notes due 2026[2]	—	—	—	300,000	300,000	304,551
6.875% Senior Notes due 2027[2]	—	—	—	352,619	356,351	356,852
8.00% Senior Notes due 2027[2]	560,910	550,000	561,855	565,063	550,000	568,473
3.25% Convertible Senior Notes due 2028[2][3]	166,803	170,000	436,554	165,897	170,000	404,124
5.875% Senior Notes due 2029[2]	664,935	700,000	688,103	658,562	700,000	684,705
9.875% Senior Notes due 2031[2]	532,730	500,000	550,562	536,280	500,000	555,625
7.00% Senior Notes due 2032[2]	984,426	1,000,000	1,017,903	982,952	1,000,000	1,030,790
6.25% Senior Notes due 2033[2]	986,072	1,000,000	989,508	—	—	—

[1] The carrying values of the amounts outstanding under OpCo's Credit Agreement approximate fair value because its variable interest rates are tied to current market rates and the applicable credit spreads represent current market rates for the credit risk profile of the Company.

[2] The carrying values include associated unamortized debt issuance costs and any debt discounts or premiums as reflected in the consolidated balance sheets. The fair values are determined using quoted market prices for these debt securities, a Level 1 classification in the fair value hierarchy, and are based on the aggregate principal amount of the senior notes outstanding.

[3] The Convertible Senior Notes are subject to certain conditions that allow them to be convertible prior to their maturity and as of December 31, 2024, noteholders have the right to convert during the first quarter of 2025. The Company has Capped Call Transactions that cover the aggregate number of shares of Class A Common Stock that underlie the Convertible Senior Notes and would offset any cash payment OpCo is required to make in excess of the principal amount of these notes. Refer to *Note 5—Long-Term Debt* for additional information on the Convertible Senior Notes and associated Capped Call Transactions.

Note 10—Shareholders' Equity and Noncontrolling Interest

Authorized shares of Common Stock

The Company's stockholders approved the Fifth Amended and Restated Certificate of Incorporation (as amended and restated, the "Charter"), which became effective on May 22, 2024. The Charter, among other things, authorizes 1,000,000,000 shares of Class A Common Stock and 500,000,000 shares of Class C Common Stock for issuance.

Class A Common Stock

The Company had 703,774,082 shares of Class A Common Stock outstanding as of December 31, 2024.

Holders of Class A Common Stock are entitled to one vote for each share held on all matters to be voted on by the Company's stockholders. Holders of the Class A Common Stock and holders of the Class C Common Stock will vote together as a single class on all matters submitted to a vote of the Company's stockholders, except as required by law.

Unless specified in the Charter (including any certificate of designation of preferred stock) or the Company's Second Amended and Restated Bylaws, or as required by applicable provisions of the Delaware General Corporation Law or applicable stock exchange rules, the affirmative vote of a majority of the Company's shares of common stock that are voted is required to approve any such matter voted on by the Company's stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Subject to the rights of the holders of any outstanding series of preferred stock, the holders of the Class A Common Stock are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

In the event of a liquidation, dissolution or winding up of the Company, the holders of the Class A Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Class A Common Stock. The holders of the Class A Common Stock have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the Class A Common Stock.

Class C Common Stock

The Company had 99,599,640 shares of Class C Common Stock outstanding as of December 31, 2024 which were issued in connection with the Colgate and Earthstone mergers.

Holders of Class C Common Stock, together with holders of Class A Common Stock voting as a single class, have the right to vote on all matters properly submitted to a vote of the stockholders. In addition, the holders of Class C Common Stock, voting as a separate class, will be entitled to approve any amendment, alteration or repeal of any provision of the Charter that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class C Common Stock. Holders of Class C Common Stock will not be entitled to any dividends from the Company and will not be entitled to receive any of the Company's assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company's affairs.

Shares of Class C Common Stock have and currently may only be issued to the Colgate or Earthstone OpCo Unit holders, their respective successors and assignees, or any permitted transferees of such unit holders. A holder of Class C Common Stock may transfer shares of Class C Common Stock to any transferee (other than the Company) only if such holder also simultaneously transfers an equal number of such holder's Common Units representing common membership interests in OpCo to such transferee in compliance with the Seventh Amended and Restated Limited Liability Company Agreement of OpCo. Each holder of Class C Common Stock generally has the right to cause the Company to redeem all or a portion of its Common Units in exchange for, at the Company's option, an equal number of shares of Class A Common Stock or an equivalent amount of cash. The Company may, however, at its option, effect a direct exchange of cash or Class A Common Stock for such OpCo Common Units in lieu of such a redemption by OpCo. Upon the future redemption or exchange of Common Units held by a holder of Class C Common Stock, a corresponding number of shares of Class C Common Stock held by such holder of Class C Common Stock will be canceled.

The shares of Class C Common Stock and underlying Common Units related to the Colgate Merger became exchangeable on March 1, 2023 and the shares of Class C Common Stock and underlying Common Units related to the Earthstone Merger became exchangeable on April 28, 2024.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company's board of directors. At December 31, 2024, there were no shares of preferred stock issued or outstanding.

Stock Conversion

During the years ended December 31, 2024 and December 31, 2023, certain legacy owners of Colgate and Earthstone exchanged 127.6 million and 80.7 million, respectively, of their Common Units of OpCo and corresponding shares of Class C Common Stock for Class A Common Stock. A deferred tax asset of $96.7 million and $29.6 million, respectively, were recorded in equity as a result of the conversions of shares from the noncontrolling interest owner. No cash proceeds were received by the Company in connection with these conversions.

Stock Issuances

In July 2024, the Company completed an underwritten public offering of 26.5 million shares of its Class A Common Stock in which the Company received net cash proceeds of $402.2 million after underwriting discounts and commissions. The Company used the net proceeds from this equity offering to fund a portion of the aggregate purchase price of the Bolt-On Acquisition discussed in *Note 2—Business Combinations*.

In May 2024, the Company issued 6.2 million shares of Class A Common Stock, which were issued as partial consideration for a portion of the 2024 asset acquisitions discussed in *Note 3—Acquisitions and Divestitures*. No cash proceeds were received by the Company in connection with this issuance.

Dividends

The following table summarizes the Company's base and variable dividend per share of Class A Common Stock and distribution per Common Unit (each of which has an underlying share of Class C Common Stock) declared and paid during each period:

| | Dividend/Distribution per Share | | | | | | Total Dividends/Distributions Declared and Paid |
| | Base | | Variable | | Total | | |
Year ended,							(in thousands)
December 31, 2024	$	0.32	$	0.39	$	0.71	$ 560,865
December 31, 2023	$	0.20	$	0.17	$	0.37	$ 236,004

Stock Repurchase Program

The Company's Board of Directors authorized a stock repurchase program to acquire up to $500 million of the Company's outstanding common stock (the "Repurchase Program"), which was approved to run through December 31, 2024. On September 3, 2024, the Company's Board of Directors authorized a new share repurchase program (the "New Repurchase Program") of $1 billion, replacing the existing $500 million Repurchase Program. The New Repurchase Program is approved to run on an indefinite basis and can be used by the Company to reduce its shares of Class A Common Stock and Class C Common Stock outstanding. Repurchases may be made from time to time in the open-market or via privately negotiated transactions at the Company's discretion and will be subject to market conditions, applicable legal requirements, available liquidity, compliance with the Company's debt agreements and other factors. The New Repurchase Program does not require any specific number of shares to be acquired and can be modified or discontinued by the Company's Board of Directors at any time.

During the years ended December 31, 2024 and 2023, the Company paid $61.0 million and $86.5 million, respectively, to repurchase 3.8 million and 7.2 million, respectively, Common Units of OpCo resulting in an equal number of associated shares of Class C Common Stock simultaneously being canceled under its Repurchase Program. Additionally, during the year ended December 31, 2023, the Company paid $37.9 million to repurchase 2.8 million shares of Class A Common Stock which were subsequently canceled under its Repurchase Program.

Noncontrolling Interest

The noncontrolling interest relates to Common Units that were issued in connection with the Colgate and Earthstone mergers. The noncontrolling interest percentage is affected by various equity transactions such as Common Unit and Class C Common Stock exchanges and transactions involving the Company's Class A Common Stock.

As of December 31, 2024, the noncontrolling interest ownership of OpCo had decreased to 12% from 30% as of December 31, 2023. This decrease was mainly the result of (i) exchanges of 127.6 million Common Units (and corresponding shares of Class C Common Stock) for Class A Common Stock; and (ii) Class C Common Stock repurchases completed by the Company as discussed above.

The Company consolidates the financial position, results of operations and cash flows of OpCo and reflects the portion retained by other holders of Common Units as a noncontrolling interest. Refer to the "Consolidated Statements of Shareholders' Equity" for a summary of the activity attributable to the noncontrolling interest during the period.

Note 11—Earnings Per Share

Basic EPS is calculated by dividing net income attributable to Class A Common Stock by the weighted average shares of Class A Common Stock outstanding during each period. Diluted EPS is calculated by dividing adjusted net income by the weighted average shares of diluted Class A Common Stock outstanding, which includes the effect of potentially dilutive securities. Potentially dilutive securities for the diluted EPS calculation consists of (i) unvested equity-based restricted stock and performance stock units, and outstanding stock options, all using the treasury stock method; and (ii) the Company's Class C Common Stock and potential shares issuable under our Convertible Senior Notes, both using the "if-converted" method, which is net of tax.

The following table reflects the EPS computations for the periods indicated based on a weighted average number of Class A Common Stock outstanding each period:

	Year Ended December 31,		
(in thousands, except per share data)	2024	2023	2022
Net income attributable to Class A Common Stock	$ 984,701	$ 476,306	$ 515,037
Add: Interest on Convertible Senior Notes, net of tax	5,182	5,433	5,484
Adjusted net income attributable to Class A Common Stock	$ 989,883	$ 481,739	$ 520,521
Basic weighted average shares of Class A Common Stock outstanding	640,662	349,213	286,160
Add: Dilutive effects of Convertible Senior Notes	29,408	27,710	27,074
Add: Dilutive effects of equity awards and ESPP shares	14,422	12,173	9,582
Diluted weighted average shares of Class A Common Stock outstanding	684,492	389,096	322,816
Basic net earnings per share of Class A Common Stock	$ 1.54	$ 1.36	$ 1.80
Diluted net earnings per share of Class A Common Stock	$ 1.45	$ 1.24	$ 1.61

The following table presents shares excluded from the diluted earnings per share calculation for the periods presented as their impact was anti-dilutive:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Out-of-the-money stock options	444	1,260	2,038
Restricted stock	172	55	823
Performance stock units	208	29	941
Weighted average shares of Class C Common Stock	144,566	248,511	90,013

Note 12—Income Taxes

Income tax expenses and benefits included in the consolidated statements of operations are detailed below:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Current taxes			
Federal	$ 47	$ (104)	$ —
State	1,276	2,893	2,796
Total current tax expense	1,323	2,789	2,796
Deferred taxes			
Federal	281,513	132,039	106,011
State	17,506	21,117	11,485
Total deferred tax expense	299,019	153,156	117,496
Total income tax expense	$ 300,342	$ 155,945	$ 120,292

A reconciliation of the statutory federal income tax expense, which is calculated at the federal statutory rate of 21%, to the income tax expense from continuing operations for the periods presented is provided below. In connection with the Earthstone Merger and Colgate Merger and the issuance of Class C Common Stock of the Company, noncontrolling interest in the partnership is the Company's largest reconciling item to the federal statutory rate.

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Income tax expense at the federal statutory rate	$ 325,679	$ 217,486	$ 182,728
State income tax expense - net of federal benefit	20,600	18,741	16,007
Noncontrolling interest in partnership	(55,820)	(83,690)	(49,309)
Nondeductible stock-based and other compensation	(3,604)	963	10,827
Nondeductible expenses and other	13,487	2,445	122
Change in valuation allowance	—	—	(40,083)
Income tax expense	$ 300,342	$ 155,945	$ 120,292

The tax effects of temporary differences that give rise to significant positions of the deferred income tax assets and liabilities are presented below:

(in thousands)	December 31, 2024	December 31, 2023
Deferred tax assets:		
Net operating loss carryforwards	$ 260,881	$ 104,915
Other assets	245	219
Total deferred tax assets	261,126	105,134
Deferred tax liabilities:		
Investment in OpCo	(863,499)	(527,755)
Valuation allowance	(6)	(6)
Net deferred tax asset (liability)	$ (602,379)	$ (422,627)

The following table summarizes the amounts and classification in the consolidated balance sheets of the Company's deferred taxes outstanding at the respective balance dates:

(in thousands)	December 31, 2024	December 31, 2023
Deferred tax assets:		
Other noncurrent assets	$ —	$ —
Deferred tax liabilities:		
Deferred income taxes	(602,379)	(422,627)
Total deferred income taxes, net	$ (602,379)	$ (422,627)

In connection with the Earthstone Merger and Colgate Merger, the Company recorded a $164.5 million and $412.7 million reduction, respectively, in equity to reflect the change in its ownership interest in OpCo, which are net of a deferred income tax benefits of $47.1 million and $120.2 million, respectively.

As of December 31, 2024, the Company had approximately $1.2 billion and $206.1 million of U.S. federal and state net operating loss carryovers, respectively. None of the state net operating loss carryover expires and approximately $385.4 million of the U.S. federal net operating loss carryover expires in 2037.

The Company periodically assesses whether it is more-likely-than-not that it will generate sufficient taxable income to realize its deferred income tax assets, including net operating loss carry forwards. In making this determination, the Company considers all available positive and negative evidence and makes certain assumptions. The Company considers, among other things, its deferred tax liabilities, the overall business environment, its historical earnings and losses, current industry trends, and its outlook for future years. The Company generated taxable income in the current year and is projecting future taxable income exclusive of reversing items. Based upon these earnings and the expected timing of the reversal of its existing taxable temporary differences, management determined it is more-likely-than-not that, with the exception of certain state net operating loss carryovers, the remaining deferred income tax assets existing at December 31, 2024 will be realized.

The calculation of the Company's tax liabilities involves uncertainties in the application of complex tax laws and regulations. The Company gives financial statement recognition to those tax positions that it believes are more-likely-than-not to be sustained upon the examination by the Internal Revenue Service or other governmental agency. As of December 31, 2024 and 2023, the Company did not have any accrued liability for uncertain tax positions and does not anticipate recognition of any significant liabilities for uncertain tax positions during the next 12 months. Interest and penalties related to uncertain tax positions are reported in income tax expense.

The Company is subject to the following material taxing jurisdictions: U.S., Colorado, New Mexico, and Texas. As of December 31, 2024, the Company has no current tax years under audit. The Company remains subject to examination for federal income taxes and state income taxes for tax years 2020 through 2024.

Note 13—Transactions with Related Parties

Pearl Energy Investments ("Pearl"), EnCap Partners GP, LLC ("EnCap"), Riverstone Investment Group LLC ("Riverstone"), NGP Energy Capital ("NGP") and related affiliates of each entity were considered related parties to the Company due to their respective equity interest in the Company until March 2024. As of December 31, 2024, each entity beneficially owns less than 10% equity interest in the Company and are therefore no longer considered related parties to the Company.

During the years ended December 31, 2024 and 2023, the Company repurchased 3.8 million and 7.2 million, respectively, Common Units of OpCo from NGP for $61.0 million and $86.5 million, respectively, under the Repurchase Program. The equal number of underlying shares of Class C Common Stock were simultaneously canceled by the Company.

Note 14—Commitments and Contingencies

Contractual Obligations

The following table is a schedule of the Company's future minimum payments required under contractual commitments that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2024:

(in thousands)	2025	2026	2027	2028	2029	Thereafter	Total
Purchase obligations	$ 57,578	$ 56,757	$ 15,251	$ 13,233	$ 724	$ —	$ 143,543

Purchase Obligations

The Company has multi-year energy purchase agreements in place to buy electricity utilized in its operations. Under the contracts, the Company is obligated to purchase a minimum amount of electricity at a fixed price. If the Company does not utilize the minimum amounts of electricity on a monthly basis, the Company is then liable to pay the difference between the fixed price per the agreement and the price at which the supplier is able to sell the unutilized quantity. The total remaining obligation is $53.5 million, which represents the gross minimum financial commitments pursuant to these agreements as of December 31, 2024. The Company paid electricity costs of $10.2 million and $7.5 million for the years ended December 31, 2024 and December 31, 2023, respectively, to these suppliers.

The Company has an agreement in place to buy frac sand used in its well fracture stimulation process that has a contract term through December 31, 2026. Under the terms of this take-or-pay agreement, the Company is obligated to purchase a minimum volume of frac sand at a fixed price. The remaining obligation under this contract is $90.0 million, which represents the minimum financial commitment pursuant to the terms of the contract from December 31, 2024 through December 31, 2026. Actual expenditures under these contracts may exceed the minimum commitments. The Company paid $147.2 million and $102.5 million for the years ended December 31, 2024 and December 31, 2023, respectively, under the original contract, which was capitalized as incurred during the period.

Delivery Commitments

In 2024, the Company assumed NGL and natural gas delivery commitments in connection with acquisitions completed during the year. The NGL agreement includes a commitment to deliver a minimum of 9,000 Bbls per day of NGL volumes to the purchaser over the next 3.3 years or be subject to under-delivery fees equal to a specified rate under the contractual required minimum volumes, subject to inflation factors. The natural gas delivery commitments include a commitment to deliver certain minimum daily volumes of natural gas over the next 7 years or be subject to under-delivery fees equal to a specified rate, subject to inflation factors. The aggregate minimum financial commitment amounts over the remaining term for the NGL and natural gas agreements are $35.9 million and $87.2 million, respectively.

The amount discussed above represent the total gross volumes the Company is required to deliver per these agreements, which gross volumes are not comparable to the Company's net production presented in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation,* as amounts therein are reflected net of all royalties, overriding royalties and production due to others. The Company believes its current production and reserves are sufficient to fulfill the physical delivery commitments, and the Company is not required to deliver NGL or natural gas volumes specifically produced from any of the Company's properties under these agreements.

Lease Commitments

Refer to *Note 16—Leases* for details on the Company's operating and finance lease agreements.

Contingencies

The Company may at times be subject to various commercial or regulatory claims, prior period adjustments from service providers, litigation or other legal proceedings that arise in the ordinary course of business. While the outcome of these lawsuits and claims cannot be predicted with certainty, management believes it is remote that the impact of such matters, other than those discussed below, that are reasonably possible to occur will have a material adverse effect on the Company's financial position, results of operations or cash flows.

In February 2021, the Permian Basin was impacted by record-low temperatures and a severe winter storm ("Winter Storm Uri") that resulted in multi-day electrical outages and shortages, pipeline and infrastructure freezes, transportation disruptions, and regulatory actions in Texas, which led to significant increases in gas prices, gathering, processing and transportation fees and electrical rates during this time. As a result, many oil and gas operators, including upstream producers like the Company, gas processors and purchasers, and transportation providers experienced operational disruptions. During this time, the Company was unable to utilize the entire volume of its reserved capacity on pipelines and as a result made certain force majeure declarations. One third-party transportation provider filed a lawsuit against the Company claiming compensation for the full amount of the reserved capacity, both utilized and unutilized. The Company paid for the utilized capacity and filed a separate lawsuit against the transportation provider requesting declaratory relief for the purpose of construing the provisions of the transportation agreement relating to the unutilized capacity. During the year ended December 31, 2024, the lawsuit was settled requiring the Company to pay the disputed amount, inclusive of interest penalties, resulting in a net loss of $7.6 million being recognized during the period in relation to these matters.

Management is unaware of any pending litigation brought against the Company requiring a contingent liability to be recognized.

Note 15—Revenues

Revenue from Contracts with Customers

Crude oil, natural gas and NGL sales are recognized at the point that control of the product is transferred to the customer and collectability is reasonably assured. Substantially all of the Company's contract pricing provisions are tied to a market index, with certain adjustments based on, among other factors, transportation costs to an active spot market and quality differentials. As a result, the Company's realized prices of oil, natural gas, and NGLs fluctuate to remain competitive with other available oil, natural gas, and NGLs supplies both globally and locally.

Oil and gas revenues presented within the consolidated statements of operations relate to the sale of oil, natural gas and NGLs as shown below:

	Year Ended December 31,		
	2024	2023	2022
Operating revenues (in thousands):			
Oil sales	$ 4,362,965	$ 2,696,777	$ 1,622,035
Natural gas sales[1]	240	142,077	276,957
NGL sales[2]	637,529	282,039	232,273
Oil and gas sales	$ 5,000,734	$ 3,120,893	$ 2,131,265

[1] Natural gas sales include a portion of gathering, processing and transportation ("GP&T") costs that are reflected as a reduction to natural gas sales of $104.1 million for the year ended December 31, 2024, $48.9 million for the year ended December 31, 2023 and $13.1 million for the year ended December 31, 2022.

[2] NGL sales include a portion of GP&T costs that are reflected as a reduction to NGL sales of $90.0 million for the year ended December 31, 2024, $73.3 million for the year ended December 31, 2023 and $10.6 million for the year ended December 31, 2022.

Oil sales

The Company's crude oil sales contracts are generally structured whereby oil is delivered to the purchaser at a contractually agreed-upon delivery point at which the purchaser takes title of the product. This delivery point is usually at the wellhead or at the inlet of a transportation pipeline. Revenue is recognized when control transfers to the purchaser at the delivery point based on the net price received from the purchaser. Any downstream transportation costs incurred by crude purchasers are reflected as a net reduction to oil sales revenues.

Natural gas and NGL sales

Under the Company's natural gas processing contracts, liquids rich natural gas is delivered to a midstream gathering and processing entity at the agreed upon delivery point at which the purchaser takes title of the product. The midstream processing entity gathers and processes the raw gas and then remits proceeds to the Company. For these contracts, the Company evaluates when control is transferred and revenue should be recognized. Where the Company elects to take its residue gas or NGL product "in-kind" at the plant tailgate, fees incurred prior to transfer of control at the outlet of the plant are presented as GP&T within the consolidated statements of operations. Where the Company does not take its residue gas or NGL products "in-kind", transfer of control occurs at the inlet of the gas gathering systems, or prior, and fees incurred subsequent to this point are reflected as a net reduction to natural gas and NGL sales revenues presented in the table above.

Performance obligations

For all commodity products, the Company records revenue in the month production is delivered to the purchaser. Settlement statements for crude oil are generally received within 30 days following the date that production volumes are delivered, but for natural gas and NGL sales, statements may not be received for 30 to 60 days after delivery has occurred. However, payment is unconditional once the performance obligations have been satisfied. At such time, the volumes delivered and sales prices can be reasonably estimated and amounts due from customers are accrued in *Accounts receivable, net i*n the consolidated balance sheets. As of December 31, 2024 and 2023, such receivable balances were $326.4 million and $346.0 million, respectively.

The Company records any differences between its estimates and the actual amounts received for product sales in the month that payment is received from the purchaser. Historically, any identified differences between revenue estimates and actual revenue received have not been significant. For the years ended December 31, 2024 and 2023, revenues recognized in the reporting period related to performance obligations satisfied in prior reporting periods were not material.

Transaction price allocated to remaining performance obligations

For the Company's product sales that have a contract term greater than one year, the Company has utilized the practical expedient in ASC Topic 606, *Revenue from contracts with Customers,* which states the Company is not required to disclose the transaction price allocated to the remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under these sales contracts, monthly sales of a product generally represent a separate performance obligation. Therefore, future commodity volumes to be delivered and sold are wholly unsatisfied, and disclosure of the transaction price allocated to such unsatisfied performance obligations is not required.

Note 16—Leases

At contract inception, the Company determines whether or not an arrangement contains a lease. Upon determination of a lease, a lease right-of-use ("ROU") asset and related liability are recorded based on the present value of the future lease payments over the lease term. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make future lease payments arising from the lease.

The Company has operating leases for drilling rig contracts, office rental agreements and other wellhead equipment. As of December 31, 2024, these leases have remaining lease terms ranging from one month to seven years, some of which include options to extend the lease term for up to five years, and some of which include options to terminate prior to the end of the contractual lease term. These options are considered in determining the lease term and are included in the present value of future payments that are recorded for leases when the Company is reasonably certain to exercise the option. The Company has one finance lease that was entered into in connection with an office building purchase in Midland, Texas. As part of the building purchase, the Company assumed a ninety-nine year ground lease and accordingly, recorded a finance lease liability. Leases with an initial term of one year or less are not recorded in the consolidated balance sheets. Additionally, none of the Company's lease agreements contain any material residual value guarantees or material restrictive covenants.

The following table provides additional information related to the Company's lease assets and liabilities as presented on balance sheet for the periods presented:

(in thousands)	Balance Sheet Classification	December 31, 2024	December 31, 2023
Assets			
Operating right-of-use assets	Operating lease right-of-use asset	$ 119,703	$ 59,359
Finance right-of-use asset	Other noncurrent assets	15,033	15,189
Liabilities			
Current			
Operating lease liabilities	Operating lease liabilities	$ 57,216	$ 33,006
Finance lease liability	Other current liabilities	772	753
Noncurrent			
Operating lease liabilities	Operating lease liabilities	$ 64,288	28,302
Finance lease liability	Other noncurrent liabilities	15,168	14,821

The present value of future lease payments is determined at the lease commencement date based upon the Company's incremental borrowing rate. The incremental borrowing rate is calculated using a risk-free interest rate adjusted for the Company's specific risk and the specific lease term. The table below summarizes the Company's weighted average discount rate and weighted-average remaining lease term as of the periods presented.

	December 31, 2024		December 31, 2023	
	Operating Leases	Finance Lease	Operating Leases	Finance Lease
Weighted-average discount rate	6.04 %	7.3 %	5.55 %	7.3 %
Weighted-average remaining lease term (years)	2.59	96.25	3.02	97.25

The Company's drilling rig contracts, office rental agreements and wellhead equipment agreements contain both lease and non-lease components, which are combined and accounted for as a single lease component.

Variable lease payments are recognized in the period in which they are incurred and include operating expenses related to the office rental agreements. Expenses related to short-term leases are recognized on a straight-line basis over the lease term as either expenses to the consolidated statements of operations or capitalized to the consolidated balance sheets. The following table presents the components of the Company's lease expenses for the periods presented.

	Year Ended December 31,	
(in thousands)	2024	2023
Operating lease costs		
Operating lease cost	$ 80,135	$ 40,988
Variable lease cost	3,156	1,222
Short-term lease cost	242,549	168,026
Finance lease costs		
Amortization of ROU assets	156	117
Interest on lease liabilities	1,149	844
Total lease Cost	$ 327,145	$ 211,197

The following table presents supplemental cash flow information related to the Company's leases for the periods presented.

(in thousands)	Year Ended December 31,	
	2024	2023
Operating lease liability payments:		
Net cash used in operating activities	$ 31,026	$ 15,856
Net cash used in investing activities	49,109	25,645
Finance lease liability payments:		
Net cash used in operating activities	783	577
Right-of-use assets recognized (derecognized) with offsetting operating lease liabilities	113,758	29,713
Right-of-use assets recognized (derecognized) with offsetting finance lease liabilities	—	15,306

Maturities of the Company's long-term operating and finance lease liabilities by fiscal year as of December 31, 2024 are as follows:

(in thousands)	Operating Leases[1]	Finance Lease
2025	$ 60,242	$ 803
2026	46,007	823
2027	13,317	843
2028	3,561	864
2029	2,333	886
2030 and thereafter	4,087	205,534
Total lease payments	129,547	209,753
Less: imputed interest	(8,043)	(193,813)
Present value of lease liabilities	$ 121,504	$ 15,940

[1]   Total operating lease payments exclude variable lease payments which can be charged under the terms of the lease agreements.

Note 17—Subsequent Events

Partial Senior Note Redemption

On January 24, 2025, the Company redeemed $175 million of its outstanding 2031 Senior Notes at a redemption price equal to 109.875% of the principal amount redeemed plus accrued and unpaid interest up to, but excluding, the redemption date. Following the redemption, the remaining aggregate principal amount of the 2031 Senior Notes outstanding is $325 million.

Dividends Declared

On February 26, 2025, the Company announced that its Board of Directors declared a quarterly base dividend of $0.15 per share of Class A Common Stock and distribution of $0.15 per Common Unit of Class C Common Stock (each of which has an underlying Common Unit of OpCo). The dividend is payable on March 31, 2025 to shareholders of record as of March 17, 2025.

Supplemental Information About Oil & Natural Gas Producing Activities (Unaudited)

Capitalized Costs

The aggregate amounts of costs capitalized for oil and gas exploration and development activities and the related amounts of accumulated depreciation, depletion and amortization are shown below:

	Year Ended December 31,	
(in thousands)	**2024**	**2023**
Proved properties	$ 18,595,780	$ 15,036,687
Unproved properties	1,990,441	2,401,317
Total proved and unproved properties	20,586,221	17,438,004
Accumulated depreciation, depletion and amortization	(5,163,124)	(3,401,895)
Net capitalized costs	$ 15,423,097	$ 14,036,109

Costs Incurred for Oil and Natural Gas Producing Activities

The costs incurred in the Company's oil and gas production, exploration, and development activities are displayed in the table below and include costs whether capitalized or expensed as well as revisions and additions to the estimated future asset retirement obligations.

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**
Acquisition costs:			
Proved properties(1)	$ 894,603	$ 4,590,212	$ 3,297,400
Unproved properties(1)	264,114	1,147,857	642,113
Development costs(2)	1,903,950	1,596,657	540,094
Exploration costs(3)	20,373	17,537	10,145
Total	$ 3,083,040	$ 7,352,263	$ 4,489,752

(1) Amounts include the fair value of the proved and unproved properties recorded in the purchase price allocation with respect to business combinations and asset acquisitions transacted during each period. These purchases were funded through a combination of issuances of the Company's Class A and C Common Stock, debt assumed and cash. Additionally, for the year ended December 31, 2023, this includes deferred tax liabilities of $344.2 million assumed in the Earthstone Merger and other asset acquisitions. Refer to *Note 2—Business Combinations* for additional information on these transactions.

(2) Includes the cost of drilling development wells and associated facilities for which construction was completed during the period. Costs associated with wells and facilities that are in progress or awaiting completion at year-end are not included and were $398.9 million, $242.4 million and $301.8 million as of the years ended December 31, 2024, 2023 and 2022, respectively.

(3) Includes all exploratory expenses, including dry hole costs. Does not include other operating expenses.

Estimated Quantities of Proved Oil and Gas Reserves

The reserve estimates presented below and included herein conform to the definitions prescribed by the SEC. The Company retained Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm, to prepare the estimates of all of its proved reserves as of December 31, 2024, 2023 and 2022 and their related pre-tax future net cash flows. The individuals performing reserves estimates possess professional qualifications and demonstrate competency in reserves estimation and evaluation. The estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

Reserve estimates are based on an unweighted arithmetic average of commodity prices during the 12-month period, using the closing prices on the first day of each month, as defined by the SEC.

As of December 31, 2024, all of the Company's oil and gas reserves are attributable to properties within the United States. The table below presents a summary of changes in quantities of proved oil and gas reserves in the Company's estimated proved reserves:

	Crude Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Total (MBoe)[1][2]
Total proved reserves:				
Balance - December 31, 2021	153,453	577,005	55,583	305,204
Extensions and discoveries	51,906	144,316	19,387	95,346
Revisions to previous estimates	(22,181)	(111,405)	(9,279)	(50,027)
Purchases of reserves in place	124,072	494,221	66,437	272,879
Divestitures of reserves in place	(1,983)	(10,874)	(2,527)	(6,322)
Production	(18,235)	(59,692)	(6,750)	(34,934)
Balance - December 31, 2022	287,032	1,033,571	122,851	582,146
Extensions and discoveries	44,878	126,646	18,391	84,376
Revisions to previous estimates	(39,725)	(120,624)	(9,038)	(68,868)
Purchases of reserves in place	139,938	848,391	121,342	402,678
Divestitures of reserves in place	(3,227)	(2,712)	(563)	(4,242)
Production	(35,560)	(119,182)	(15,569)	(70,992)
Balance - December 31, 2023	393,336	1,766,090	237,414	925,098
Extensions and discoveries	115,542	330,679	46,735	217,390
Revisions to previous estimates	(30,335)	(106,419)	(9,659)	(57,730)
Purchases of reserves in place	41,884	90,917	14,962	71,999
Divestitures of reserves in place	(2,970)	(3,616)	(498)	(4,070)
Production	(58,276)	(220,900)	(30,636)	(125,730)
Balance - December 31, 2024	459,181	1,856,751	258,318	1,026,957
Proved developed reserves:				
December 31, 2022	156,941	652,270	74,940	340,593
December 31, 2023	271,328	1,441,914	192,368	704,015
December 31, 2024	312,641	1,422,468	196,775	746,494
Proved undeveloped reserves:				
December 31, 2022	130,091	381,301	47,911	241,553
December 31, 2023	122,008	324,176	45,046	221,083
December 31, 2024	146,540	434,283	61,543	280,463

[1] Calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Boe.

[2] Includes total proved reserves of 127,319 MBoe, 277,529 MBoe and 279,430 MBoe, respectively, as of December 31, 2024, 2023 and 2022 attributable to a consolidated subsidiary in which there was a 12%, 30% and 48%, respectively, noncontrolling interest. There was no noncontrolling interest as of December 31, 2021.

Notable changes in proved reserves for the year ended December 31, 2024 included the following:

- *Extensions and discoveries.* In 2024, 217.4 MMBoe of proved reserves were added through extensions and discoveries and include: i) 121.8 MMBoe for new proved undeveloped ("PUD") locations; and ii) 95.6 MMBoe for unproved locations that were successfully converted to new proved developed ("PDP") wells during the period. These additions resulted from the Company's continuous drilling program, which added locations primarily in the various Bone Spring and Wolfcamp formations on the Company's acreage in the Permian Basin.

- *Purchases of reserves in place.* In 2024, 72.0 MMBoe of proved reserves were added from properties acquired in the Bolt-On Acquisition and other asset acquisitions completed throughout 2024. Refer to *Note 2—Business Combinations* and *Note 3—Acquisitions and Divestitures* for further details on these transactions.

- *Revisions to previous estimates.* Total revisions to previous estimates reduced proved reserves 57.7 MMBoe during 2024. These downward revisions primarily related to i) 29.6 MMBoe of negative revisions associated with PUD locations that were reclassified to unproved reserves or removed due to changes in the Company's development plan, ii) 17.0 MMBoe of reduced reserves from lower average commodity prices for the year ended 2024 and iii) 11.1 MMBoe of net downward revisions primarily related to lowered estimates associated with timing and performance.

Notable changes in proved reserves for the year ended December 31, 2023 included the following:

- *Purchases of reserves in place.* In 2023, 402.7 MMBoe of proved reserves were added primarily from properties acquired in the Earthstone Merger on November 1, 2023. Refer to *Note 2—Business Combinations* for further details on the Earthstone Merger transaction.

- *Extensions and discoveries.* In 2023, 84.4 MMBoe of proved reserves were added through extensions and discoveries and include: i) 47.9 MMBoe for new PUD locations; and ii) 36.4 MMBoe for unproved locations that were successfully converted to new PDP wells during the period. These additions resulted from the Company's 2023 drilling program, which added locations primarily in the various Bone Spring and Wolfcamp formations on the Company's acreage in the Delaware Basin.

- *Revisions to previous estimates.* In 2023, total revisions to previous estimates reduced proved reserves 68.9 MMBoe. These downward revisions in 2023 were primarily related to i) 25.4 MMBoe of reduced reserves from lower average commodity prices for the year ended 2023, ii) 22.3 MMBoe of negative revisions associated with PUD locations that were mainly reclassified to unproved reserves due to changes in the Company's development plan, and iii) the 21.2 MMBoe of downward revisions primarily related to lowered estimates associated with timing and performance.

Notable changes in proved reserves for the year ended December 31, 2022 included the following:

- *Purchases of reserves in place.* In 2022, 272.9 MMBoe of proved reserves were added primarily from properties acquired in the Colgate Merger on September 1, 2022. Refer to *Note 2—Business Combinations* for further details on the Colgate Merger transaction.

- *Extensions and discoveries.* In 2022, 95.3 MMBoe of proved reserves were added through extensions and discoveries and include: i) 77.8 MMBoe for new PUD locations; and ii) 17.5 MMBoe for unproved locations that were successfully converted to new PDP wells during the period. These additions resulted from the Company's 2022 drilling program, which added locations primarily in the various Bone Spring Sand formations on the Company's New Mexico acreage and also on the Company's Texas position primarily in the Wolfcamp A and B formations.

- *Revisions to previous estimates.* In 2022, total revisions to previous estimates reduced proved reserves 50.0 MMBoe. Aggregate downward revisions in 2022 were 60.2 MMBoe and primarily related to 47.8 MMBoe of negative revisions associated with PUD locations that were either reclassified to unproved reserves or removed due to changes in the Company's development plan as a result of combining drilling programs following the Colgate Merger. The remaining 12.4 MMBoe of the downward revisions were associated with performance, timing, and operating cost revisions. These downward revisions were mostly offset by positive revisions of 10.2 MMBoe related primarily to upward pricing adjustments associated with higher average commodity prices for the year ended December 31, 2022.

- *Divestitures of reserves in place.* In 2022, 6.3 MMBoe of proved reserves in place were removed mainly from divestitures of non-operated properties.

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows (the "Standardized Measure") relating to proved oil and gas reserves has been prepared in accordance with FASB ASC Topic 932, *Extractive Activities - Oil and Gas* ("ASC 932"). Future cash inflows as of December 31, 2024, 2023 and 2022 have been computed by applying average fiscal year prices (calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month periods ended December 31, 2024, 2023 and 2022, respectively) to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves, based on year-end costs and assuming the continuation of existing economic conditions. The Standardized Measure also includes costs for future dismantlement, abandonment and rehabilitation obligations.

Future income tax expenses are calculated by applying appropriate year-end tax rates to future pretax net cash flows relating to proved oil and natural gas reserves, less the tax basis of properties involved. Future income tax expenses give effect to permanent differences, tax credits and loss carryforwards relating to the proved oil and natural gas reserves.

Future net cash flows are discounted at a rate of 10% annually to derive the Standardized Measure. This calculation does not necessarily result in an estimate of the fair value of the Company's oil and gas properties.

The following table presents the Company's Standardized Measure of discounted future net cash flows:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Future cash inflows	$ 40,157,175	$ 39,110,246	$ 36,444,649
Future development costs	(4,037,158)	(3,542,036)	(3,051,047)
Future production costs	(16,715,475)	(15,772,824)	(9,381,857)
Future income tax expenses	(2,620,733)	(2,629,285)	(4,821,696)
Future net cash flows	16,783,809	17,166,101	19,190,049
10% discount to reflect timing of cash flows	(7,441,476)	(7,639,884)	(9,764,471)
Standardized measure of discounted future net cash flows[1]	$ 9,342,333	$ 9,526,217	$ 9,425,578

[1] Includes discounted future net cash flows of $1.2 billion as of December 31, 2024, $2.9 billion as of December 31, 2023 and $4.5 billion as of December 31, 2022 attributable to a consolidated subsidiary in which there was a 12%, 30% and 48%, respectively, noncontrolling interest.

The following summarizes the principal sources of change in the Standardized Measure of discounted future net cash flows and such changes have been computed in accordance with ASC 932:

(in thousands)		Year Ended December 31,					
		2024		2023		2022	
Standardized measure of discounted future net cash flows, beginning of period	$	9,526,217	$	9,425,578	$	3,396,320	
Sales of oil, natural gas and NGLs, net of production costs		(3,754,229)		(2,417,077)		(1,705,759)	
Purchase of minerals in place		877,604		5,272,706		5,555,649	
Divestiture of minerals in place		(47,188)		(81,196)		(103,030)	
Extensions and discoveries, net of future development costs		2,332,025		1,173,711		1,789,830	
Previously estimated development costs incurred during the period		815,176		856,033		369,088	
Net change in prices and production costs		(1,139,162)		(5,966,081)		2,508,583	
Change in estimated future development costs		283,447		244,751		85,931	
Revisions of previous quantity estimates		(711,074)		(823,441)		(1,127,536)	
Accretion of discount		1,110,773		1,171,468		387,747	
Net change in income taxes		93,418		707,586		(1,807,957)	
Net change in timing of production and other		(44,674)		(37,821)		76,712	
Standardized measure of discounted future net cash flows, end of period[1]	$	9,342,333	$	9,526,217	$	9,425,578	

[1] Includes discounted future net cash flows of $1.2 billion as of December 31, 2024, $2.9 billion as of December 31, 2023 and $4.5 billion as of December 31, 2022 attributable to a consolidated subsidiary in which there was a 12%, 30% and 48%, respectively, noncontrolling interest.

Future net revenues included in the Standardized Measure relating to proved oil and natural gas reserves incorporate weighted average sales prices (inclusive of adjustments for transportation, quality and basis differentials) for each of the periods indicated below as follows:

		Year Ended December 31,					
		2024		2023		2022	
Oil (per Bbl)	$	74.46	$	77.05	$	91.43	
Gas (per Mcf)		0.14		1.63		5.01	
NGLs (per Bbl)		22.11		24.95		40.90	

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Control and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company has evaluated, under the supervision and with the participation of management, including the principal executive officers and principal financial officer, the effectiveness of the design and operation of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in reports that the Company files under the Exchange Act is accumulated and communicated to management, including the principal executive officers and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The principal executive officers and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024 at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the system of internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management, including the principal executive officers and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, using the criteria in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management believes that the Company's internal control over financial reporting was effective as of December 31, 2024.

This Annual Report includes an attestation report of KPMG LLP, the Company's independent registered public accounting firm, on the Company's internal control over financial reporting as of December 31, 2024, which is included in this Annual Report.

ITEM 9B.   OTHER INFORMATION

Trading Plans

During the quarter ended December 31, 2024, no directors or officers, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required in response to this item will be set forth in our definitive proxy statement for the 2025 annual meeting of stockholders and is incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

The information required in response to this item will be set forth in our definitive proxy statement for the 2025 annual meeting of stockholders and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required in response to this item will be set forth in our definitive proxy statement for the 2025 annual meeting of stockholders and is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required in response to this item will be set forth in our definitive proxy statement for the 2025 annual meeting of stockholders and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Dallas, Texas, Auditor Firm ID: 185.

The information required in response to this item will be set forth in our definitive proxy statement for the 2025 annual meeting of stockholders and is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

		Page
(a)(1)	The following financial statements are included in Item 8. Financial Statements and Supplementary Data in this Annual Report:	
	Consolidated Balance Sheets as of December 31, 2024 and 2023	68
	Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022	69
	Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	70
	Consolidated Statements of Shareholders' Equity for the years ended December 31, 2024, 2023 and 2022	72
	Notes to Consolidated Financial Statements for the years ended December 31, 2024, 2023 and 2022	74
(2)	Financial statement schedules—None	
(3)	Exhibits:	

Exhibit Number	Description of Exhibits
2.1	Business Combination Agreement, dated as of May 19, 2022, by and among Registrant, Centennial Resource Production, LLC, Colgate Energy Partners III, LLC, among other parties (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on May 19, 2022).
2.2	Agreement and Plan of Merger, dated as of August 21, 2023, among Permian Resources Corporation, Smits Merger Sub I Inc., Smits Merger Sub II LLC, Permian Resources Operating, LLC, Earthstone Energy, Inc. and Earthstone Energy Holdings, LLC. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on August 21, 2023).
3.1	Fifth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on May 22, 2024).
3.2	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on May 1, 2019).
3.3	<u>Seventh</u> Amended and Restated Limited Liability Company Agreement of Permian Resources Operating, LLC dated as of November 1, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2023).
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-209140) filed with the SEC on January 27, 2016).
4.2*	Description of Company's Common Stock.
4.3	Indenture (5.375% Senior Notes due 2026), dated as of November 30, 2017, among Centennial Resource Production, LLC, the subsidiary guarantors named therein and UMB Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on December 5, 2017).
4.4	First Supplemental Indenture (5.375% Senior Notes due 2026), dated as of May 22, 2020, among Centennial Resource Development, Inc., as parent guarantor, and UMB Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.2 on the Company's Current Report on Form 8-K filed with the SEC on May 22, 2020).
4.5	Second Supplemental Indenture (5.375% Senior Notes due 2026), dated as of September 1, 2022, among Permian Resources Operating, LLC, the guarantors party thereto and UMB Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on September 8, 2022).
4.6	Third Supplemental Indenture (5.375% Senior Notes due 2026), dated as of September 5, 2023, among Permian Resources Operating, LLC, the guarantors party thereto and UMB Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on September 5, 2023).
4.7	Fourth Supplemental Indenture (5.375% Senior Notes due 2026), dated as of November 1, 2023, among Permian Resources Operating, LLC, the guarantors party thereto and UMB Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2023).
4.8	Indenture (3.25% Exchangeable Notes due 2028), dated as of March 19, 2021, among Centennial Resource Production, LLC and UMB Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 19, 2021).
4.9	First Supplemental Indenture (3.25% Exchangeable Notes due 2028), dated as of March 19, 2021, among Centennial Resource Production, LLC, the guarantors party thereto, and UMB Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on March 19, 2021).
4.10	Second Supplemental Indenture (3.25% Exchangeable Notes due 2028), dated as of September 1, 2022, among Permian Resources Operating, LLC, the guarantors party thereto and UMB Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed with the SEC on September 8, 2022).
4.11	Third Supplemental Indenture (3.25% Exchangeable Senior Notes due 2028), dated as of September 5, 2023, among Permian Resources Operating, LLC, the guarantors party thereto and UMB Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed with the SEC on September 5, 2023).

4.12	Fourth Supplemental Indenture (3.25% Exchangeable Senior Notes due 2028), dated as of November 1, 2023, among Permian Resources Operating, LLC, the guarantors party thereto and UMB Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2023).
4.13	Indenture (5.875% Senior Notes due 2029), dated as of June 30, 2021, among Colgate Energy Partners III, LLC, the guarantors party thereto and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2023).
4.14	First Supplemental Indenture (5.875% Senior Notes due 2029), dated as of September 1, 2022, among Centennial Resource Production, LLC, Colgate Energy Partners III, LLC, the guarantors party thereto and Computershare Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on September 8, 2022).
4.15	Second Supplemental Indenture (5.875% Senior Notes due 2029), dated as of September 5, 2023, among Permian Resources Operating, LLC, the guarantors party thereto and Computershare Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the SEC on September 5, 2023).
4.16	Third Supplemental Indenture (5.875% Senior Notes due 2029), dated as of November 1, 2023, among Permian Resources Operating, LLC, the guarantors party thereto and Computershare Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2023).
4.17	Indenture (8.00% Senior Notes due 2027), date as of April 12, 2022, among Earthstone Energy Holdings, LLC, the guarantors party thereto and U.S. Bank Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Earthstone Energy Inc.'s Current Report on Form 8-K filed with the SEC on April 13, 2022.
4.18	Second Supplemental Indenture (8.000% Senior Notes due 2027), dated as of November 1, 2023, among Permian Resources Operating, LLC, the guarantors party thereto and U.S. Bank Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2023).
4.19	Indenture (9.875% Senior Notes due 2031), dated as of June 30, 2023, among Earthstone Energy Holdings, LLC, the guarantors party thereto and U.S. Bank Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Earthstone Energy Inc.'s Current Report on Form 8-K filed with the SEC on June 30, 2023).
4.20	Second Supplemental Indenture (9.875% Senior Notes due 2031), dated as of November 1, 2023, among Permian Resources Operating, LLC, the guarantors party thereto and U.S. Bank Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 4.8 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2023).
4.21	Indenture (7.000% Senior Notes due 2032), dated as of September 12, 2023, among Permian Resources Operating, LLC, the guarantors party thereto and Computershare Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on September 12, 2023).
4.22	First Supplemental Indenture (7.000% Senior Notes due 2032), dated as of November 1, 2023, by and among Permian Resources Operating, LLC, the guarantors party thereto and Computershare Trust Company, N.A., as Trustee (incorporated reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2023).
4.23	Indenture (6.25% Senior Notes due 2033), dated as of August 5, 2024, among Permian Resources Operating, LLC, the guarantors named therein and Computershare Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2024).
10.1	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (Registration No. 333-209140) filed with the SEC on January 27, 2016).
10.2	Purchase and Sale Agreement, dated as of August 2, 2018, between Centennial Resource Production, LLC and BP Products North America Inc. (incorporated by reference to Exhibit 10.1 to Company's Current Report on Form 8-K filed with the SEC on August 6, 2018).
10.3	Amendment no. 1 to Purchase and Sale Agreement, dated as of August 2, 2018, by and between Centennial Resource Production, LLC and BP Products North America Inc. (incorporated by reference to Exhibit 10.1 to Company's Current Report on Form 8-K filed with the SEC on April 1, 2020).
10.4#	Form of Stock Option Agreement under the Centennial Resource Development, Inc. Long Term Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on October 11, 2016).
10.5#	Form of Restricted Stock Unit Agreement under the Centennial Resource Development, Inc. Long Term Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the SEC on October 11, 2016).
10.6#	Form of Restricted Stock Agreement under the Centennial Resource Development, Inc. Long Term Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed with the SEC on October 11, 2016).
10.7#	Form of Amended and Restated Performance Restricted Stock Unit Agreement under the Permian Resources Corporation 2023 Long Term Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K filed with the SEC on February 29, 2024).
10.8#	Form of Amended and Restated Performance Restricted Stock Unit Agreement under the Centennial Resource Development, Inc. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024).
10.9#	Permian Resources Corporation Third Amended and Restated Severance Plan (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 11, 2022).

10.10	Permian Resources Corporation Fourth Amended and Restated Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2023).
10.11#	Centennial Resource Development, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2019).
10.12	Base Capped Call Transaction, dated as of March 16, 2021, between Centennial Resource Production, LLC, Centennial Resource Development, Inc, and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 19, 2021).
10.13	Base Capped Call Transaction, dated as of March 16, 2021, between Centennial Resource Production, LLC, Centennial Resource Development, Inc, and Mizuho Markets Americas LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 19, 2021).
10.14	Base Capped Call Transaction, dated as of March 16, 2021, between Centennial Resource Production, LLC, Centennial Resource Development, Inc, and Royal Bank of Canada (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on March 19, 2021).
10.15#	Form of Performance Restricted Stock Unit Agreement under the Centennial Resource Development, Inc. 2016 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 5, 2022).
10.16#	Form of Performance Restricted Stock Unit Agreement under the Permian Resources Corporation 2016 Long Term Incentive Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2023).
10.17	Third Amended and Restated Credit Agreement, dated as of February 18, 2022, among Centennial Resource Production, LLC, Centennial Resource Development, Inc., JPMorgan Chase Bank, N.A. and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 23, 2022).
10.18	Limited Consent and Waiver and First Amendment to Third Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 21, 2022).
10.19	Third Amendment to Third Amended and Restated Credit Agreement, dated as of April 24, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 28, 2023).
10.20	Fourth Amendment to Third Amended and Restated Credit Agreement, dated as of September 1, 2023 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on September 5, 2023).
10.21	Fifth Amendment to Third Amended and Restated Credit Agreement, dated as of September 1, 2023 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on September 5, 2023).
10.22	Sixth Amendment to Third Amended and Restated Credit Agreement, dated as of December 20, 2023 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K filed with the SEC on February 29, 2024).
10.23	Seventh Amendment to Third Amended and Restated Credit Agreement, dated as of April 25, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 1, 2024).
10.24	Eighth Amendment to Third Amended and Restated Credit Agreement, dated as of October 31, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 6, 2024).
10.25#	Permian Resources Corporation 2023 Long Term Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K filed with the SEC on February 29, 2024).
10.26	Amended and Restated Registration Rights Agreement, dated as of June 18, 2024, by and between Permian Resources Corporation and the persons listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 18, 2024).
19.1*	Insider Trading Policy.
21.1*	Subsidiaries of the Registrant
23.1*	Consent of KPMG LLP.
23.2*	Consent of Netherland, Sewell & Associates, Inc.
31.1*	Certification of the Co-Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
31.2*	Certification of the Co-Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
31.3*	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
32.1*	Certification of the Co-Chief Executive Officers required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.
32.2*	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.
97.1*	Clawback Policy
99.1	Netherland, Sewell & Associates, Inc., Summary of Reserves at December 31, 2022 (incorporated by reference to Exhibit 99.3 to the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2023).
99.2	Netherland, Sewell & Associates, Inc., Summary of Reserves at December 31, 2023 (incorporated by reference to Exhibit 99.3 to the Company's Annual Report on Form 10-K filed with the SEC on February 29, 2024).
99.3*	Netherland, Sewell & Associates, Inc., Summary of Reserves at December 31, 2024.
101.INS*	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

Management contract or compensatory plan or agreement.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

PERMIAN RESOURCES CORPORATION

By: /s/ GUY M. OLIPHINT

Guy M. Oliphint
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM M. HICKEY, III William M. Hickey, III	Co-Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2025
/s/ JAMES H. WALTER James H. Walter	Co-Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2025
/s/ GUY M. OLIPHINT Guy M. Oliphint	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 26, 2025
/s/ ROBERT R. SHANNON Robert R. Shannon	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 26, 2025
/s/ STEVEN D. GRAY Steven D. Gray	Chairman	February 26, 2025
/s/ ROBERT J. ANDERSON Robert J. Anderson	Director	February 26, 2025
/s/ MAIRE A. BALDWIN Maire A. Baldwin	Director	February 26, 2025
/s/ FROST W. COCHRAN Frost W. Cochran	Director	February 26, 2025
/s/ KARAN E. EVES Karan E. Eves	Director	February 26, 2025
/s/ ARON MARQUEZ Aron Marquez	Director	February 26, 2025
/s/ WILLIAM J. QUINN William J. Quinn	Director	February 26, 2025
/s/ JEFFREY H. TEPPER Jeffrey H. Tepper	Director	February 26, 2025
/s/ ROBERT M. TICHIO Robert M. Tichio	Director	February 26, 2025

Directors

Steven Gray

Robert Anderson

Maire Baldwin

Frost Cochran

Karan Eves

Will Hickey

Aron Marquez

William Quinn

Jeffrey Tepper

Robert Tichio

James Walter

Executive Officers

Will Hickey
Co-Chief Executive Officer

James Walter
Co-Chief Executive Officer

Guy Oliphint
EVP and Chief Financial Officer

John Bell
EVP and General Counsel

Brandon Gaynor
EVP of Business Development and Strategy

Robert Shannon
EVP and Chief Accounting Officer

Company Information

Corporate Headquarters
300 N. Marienfeld Street,
Suite 1000
Midland, Texas 79701

432-695-4222
info@permianres.com

Annual Meeting
The Annual Meeting will be held at The Petroleum Club of Midland on May 21, 2025.

Independent Registered Public Accounting Firm
KPMG LLP

Registrar and Stock Transfer Agent
Continental Stock Transfer & Trust Company

Stock Exchange
Common Stock traded on the New York Stock Exchange under the symbol PR

Investor Relations
Hays Mabry

832-240-3265
ir@permianres.com



300 N. Marienfeld Street, Suite 1000 Midland, Texas 79701